Form 20-F/A
period 2001-12-31
ONO FINANCE PLC
filed 2003-05-13
CIK 1096495

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Mark One)
☐ Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001 (No Fee required)

or

☐ Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transaction period from N/A to N/A (No Fee required)

Commission file number 333-10976

ONO Finance Plc

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

200 Aldersgate Street, London EC1A 4JJ

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$275,000,000 13% Notes Due 2009

€125,000,000 13% Notes Due 2009

€200,000,000 14% Notes Due 2010

$ 200,000,000 14% Notes Due 2011

€ 150,000,000 14% Notes Due 2011

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

50,000 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for the shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

(1) N/A	(2) N/A

Indicated by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

ONO Finance PLC (the “Company”) is a company organized under the laws of England and Wales. References to the “1999 dollar notes” are to the $275,000,000 13% notes due 2009 and references to the “1999 euro notes” are to the €125,000,000 13% notes due 2009 (together with the 1999 dollar notes, the “1999 notes”), references to the “2000 euro notes” are to the €200,000,000 14% notes due 2010 (“2000 notes”) references to the “2001 dollar notes” are to the $200,000,000 14% notes due 2011 and references to the “2001 euro notes” are to the €150,000,000 14% notes due 2011 (together with the 2001 dollar notes, the “2001 notes”), all issued by the Company.  The 1999 notes, the 2000 notes and the 2001 notes are collectively referred to as the notes.

Presentation of Financial and Certain Other Information

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR”, “euro” or “€” are to the single currency introduced at the start of the third stage of European economic and monetary union on January 1, 1999, pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, signed at Maastricht on February 7, 1992. “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, the lawful currency of the United States of America.  References to “pounds” or “£” are to British pounds sterling, the lawful currency of the United Kingdom.

The Company maintains its accounting records and prepares its statutory accounts in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. The audited financial statements of the Company as of and for the years ended December 31, 2001, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 13 of the notes to our financial statements included elsewhere in this Form 20-F.

Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

Incorporation of Certain Documents By Reference

The following document filed by Cableuropa S.A., or Cableuropa, with the Securities and Exchange Commission is hereby incorporated herein by reference:

•                            The Annual Report of Cableuropa on Form 20-F dated May 10, 2002, or the Cableuropa Annual Report.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934.  These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements.  By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements, and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. Information on the Company and Item 5. Operating and Financial Review and Prospects, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements.  The Company is claiming the benefits of the safe harbor provisions referred to above.

The Company’s registered office is located at 200 Aldersgate Street, London EC1A 4JJ.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

The following selected consolidated financial and operating data has been derived from the Company’s financial statements. You should read the data set forth below in conjunction with the financial statements and notes thereto included in this Form 20-F. The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. You can find a description of the significant differences between U.K. GAAP and U.S. GAAP and reconciliations in note 13 of the notes to the financial statements.

The Company was incorporated on August 20, 1998 and had no operations prior to its issuance of the 1999 notes on May 6, 1999.

Profit and Loss Account

	Period ended December 31,(1)	Year ended December 31,	Year ended December 31,
	1999	2000	2001	2001(1)
	£	£	£	$
Interest receivable and similar income	21,783,726	44,665,846	86,248,879	125,431,744
Foreign exchange (losses)/gains, net	29	(11,678)	(307)	(447)
Interest payable and similar charges	(21,767,451)	(44,620,397)	(86,189,430)	(125,345,287)

Profit on ordinary activities before taxation	16,304	33,771	59,142	86,010
Tax on profit on ordinary activities	—	—	(17,743)	(25,803)

Profit on ordinary activities after taxation	16,304	33,771	41,399	60,207
Dividend	—	—	(75,000)	(109,072)

Retained profit for the period	16,304	33,771	(33,601)	(48,865)

(1)              U.S. dollars have been translated at the Euro Noon Buying Rate on December 31, 2001 of £1.00 = U.S.$1.4543 solely for the convenience of the reader.

Statement of Recognized Gains and Losses

	Period ended December 31,(1)	Year ended December 31,(1)	Year ended 31 December
	1999	2000	2001	2001
	£	£	£	US$

Profit for the financial period	16,304	33,771	41,399	60,207
Revaluation of equity value certificates due from Cableuropa	7,183,992	(3,567,713)	39,586,078	57,260,528
Revaluation of equity value certificates due to bondholders	(7,183,992)	3,567,713	(39,586,078)	(57,260,528)

	16,304	33,771	41,399	60,207

(1)              The Company was incorporated on August 20, 1998 and had no operations prior to its issuance of the 1999 notes on May 6, 1999.

Balance Sheet

	As at December 31,
	1999	2000	2001	2001
	£	£	£	US$

Debtors: receivable after more than one year	236,465,728	374,028,569	565,865,404	822,938,057
Debtors: receivable within one year	20,289,928	26,135,308	108,582,822	157,911,998

Total debtors	256,755,656	400,163,877	674,448,226	980,850,055
Cash at bank and in hand	12,492	12,475	23,863	34,704

Current assets	256,768,148	400,176,352	674,472,089	980,884,759
Creditors: amounts falling due within one year	(16,831,807)	(22,436,726)	(29,310,829)	(42,626,738)

Net current assets	239,936,341	377,739,626	645,161,260	938,258,021
Creditors: amounts falling due after more than one year	(239,907,535)	(377,677,049)	(645,132,284)	(938,215,880)

Net assets	28,806	62,577	28,976	42,141

Capital and Reserves
Called up share capital	12,502	12,502	12,502	18,181
Profit and loss account	16,304	50,075	16,474	23,960

Equity shareholders’ funds	28,806	62,577	28,976	42,141

U.S. GAAP Data:

	As at December 31,
	1999	2000	2001	2001
	£	£	£	US$

Net income	16,304	33,771	41,399	60,207
Shareholders’ Equity	28,806	62,577	103,976	151,212

Exchange Rates

For your convenience, this Annual Report contains certain translations of the pound into U.S. dollars based on the noon buying rate. The noon buying rate is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below provides, for the periods indicated, the period-end, average, high and low exchange rates between the pound and the U.S. dollar, expressed in dollars per pound, based on the noon buying rate. These rates have been provided for your convenience and they are not the exchange rates used to prepare the financial statements included in this Annual Report. On June 28, 2002, the noon buying rate was U.S.$1.5245 = £1.00.

Year ended December 31,	High	Low	Average Rate(1)	End of Period
	(dollars per pound)
2001	1.6538	1.4005	1.4382	1.4543
2000	1.6520	1.3997	1.5120	1.4955
1999	1.6720	1.5558	1.6172	1.6150
1998	1.7222	1.6114	1.6573	1.6628

(1)             The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period.

The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for the six months ending June 30, 2002.

	High	Low
	(U.S. dollars per pound)

2002
June	1.5285	1.4574
May	1.4676	1.4474
April	1.4592	1.4310
March	1.4287	1.4146
February	1.4322	1.4117
January	1.4482	1.4074

Risk Factors

We are a special purpose financing entity with no independent operations

The Company is a special purpose financing entity with no business operations other than the issuance of debt securities, including the notes and the lending of the proceeds of such offerings to the note guarantors under the multi-borrower credit facilities, or similar agreements in the future. We will rely on payments the note guarantors must make under the multi-borrower credit facilities to provide the funds necessary for it to pay principal and interest on the notes and to pay its other expenses. Therefore, we are subject to all risks to which the ONO Group (as defined in Item 4. “Information on the Company - Business Overview”) are subject, to the extent such risks could limit its ability to satisfy its obligations under the multi-borrower credit facilities.

For a discussion of other risk factors affecting the notes and the operations of the business of the ONO Group, see Item 3 of the Cableuropa Annual Report.

Item 4.  Information on the Company

History and Development of the Company

The Company was incorporated on August 20, 1998 as a public limited company with limited liability under the laws of England and Wales. Our registered office is at 200 Aldersgate Street, London EC1A 4JJ and our phone number is +44 20 7600 1000.  We are registered as a company with the Registrar of Companies for England and Wales with company number 3619149. Our authorized and issued share capital is £50,000 divided into 50,000 ordinary shares with a par value of one pound each, of which two fully-paid shares and 49,998 shares paid up to one quarter have been issued.

Business Overview

Our principal purpose is to finance the business operations of Cableuropa and its subsidiaries. We have conducted no operations since we were established and will have no subsidiaries or significant businesses other than the issuance of debt securities and are not expected to produce any income except payments received from Cableuropa and its subsidiaries under a multi-borrower credit facility.

Organizational Structure

ONO Finance (Holdings) plc, an English private limited company, holds 98% and Cableuropa, S.A. holds the remaining 2% of the share capital of the Company. ONO Holdings has a share capital of one pound consisting of a single share of par value one pound and its sole shareholder is Royal Exchange Trust Company Limited, a professional trust corporation which holds this share under the terms of an English law charitable trust.

Cableuropa, a Spanish corporation and one of the major shareholders is the holding company for the ONO Group, which is made up of Cableuropa’s five Spanish cable television and telecommunication subsidiaries, its Portuguese subsidiary, its competitive local exchange carrier subsidiary, ONONet, its Internet subsidiary, ONOLab and its advanced business services subsidiary ONO Service Provider.

For additional discussion regarding the structure of the ONO Group and Cableuropa’s subsidiaries, see Item 4 of Cableuropa’s Annual Report.

Property, Plants and Equipment

We do not own, lease, or otherwise occupy any property.

Item 5.  Operating and Financial Review and Prospects

The Company is a special purpose financing vehicle created to finance the business operations of Cableuropa and its subsidiaries.  We have conducted no operations since we were established and will have no subsidiaries or significant businesses other than the issuance of debt securities and are not expected to provide any income except payments received from Cableuropa and its subsidiaries under a multi-borrower credit facility. Our only significant business in 2001 was our issuance of the 2001 notes on February 2, 2001, in 2000 our issuance of the 2000 notes on June 30, 2000, and in 1999 our issuance of the 1999 notes on May 6, 1999.  We conducted no operations in 1998 or in any earlier period.  We believe that our current working capital is sufficient for our present requirements.

Item 6.  Directors, Senior Management and Employees

Directors

The following table shows information regarding our directors:

Name	Age	Title	Member of Board of Director Since	Termination
Bryan Donald Needham	60	Director	1999	2009
Peter Michael Hills	48	Director	2000	2009

Bryan Donald Needham, is a Director of Capita IRG Trustees Limited and its subsidiary, Royal Exchange Trust Company Limited, which administer a wide range of Corporate Trusts including Securitisations.  Mr Needham is a Director of a number of Companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

Peter Michael Hills, is a Manager of Capita IRG Trustees Limited and its subsidiary, Royal Exchange Trust Company Limited, which administer a wide range of Corporate Trusts including Securitisations.  Mr Hills is a Director of a number of Companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

The following table shows information regarding the main activities currently undertaken by our directors outside the Company:

Name	Main Activities outside ONO Finance

Bryan Donald Needham

Mr. Needham serves as a director for the following companies: Gracechurch Mortgage Finance (No.3) Plc, Gracechurch Mortgage Trustee (No.1) Limited, Gracechurch Mortgage Trustee (No.2) Limited, Prospect 1 Receivables Trustee Limited, Prospect Heights (Holdings) Limited, Prospect 1 Plc, Residential Property Securities No.4 Plc, East West Holdings Limited, Maple Mortgage Holdings Limited, Maple Mortgage Securities No.1 Plc, Guaranteed Export Finance Corporation Plc, First Securitisation Company Limited, Gracechurch Mortgage Finance Plc, GRE Trust Company (Ireland) Limited, Gracechurch Mortgage Finance (No.2) Plc, Gracechurch Mortgage (Holdings) Limited, Gracechurch Receivable (Holdings) Limited, Gracechurch Receivable Trustee Limited, Gracechurch Personal Loan Finance (No.1) Plc, Lothbury Funding No.1 Plc, Sarfu Limited, Residential Property Securities No.3 Plc, L.A.B Investments Plc, L.A.B Investments (Holdings) Limited, Royal Exchange Trust Company (Jersey) Limited, Interm Limited, HGV Co. Limited, Framleypark Limited, Residual Value Limited, Framleyhurst Limited, Royal Exchange Trust Company, (Guernsey) Limited, Prospect 2 Receivables Trustee Limited, Prospect 2 Plc, Merrion Square (Holdings) Limited, Ireland Residential Securitised Home Mortgages (No.1) Plc, Thames Asset Global Securitisation No.1 PLC, Prospect 3 plc, Prospect 3 Receivables Trustee Limited, Residential Mortgage Securities Limited, Residential Mortgage Securities No 1 plc, Residential Mortgage Securities Options Limited, Housing Association Finance Corporation No 1 plc, H A Funding Limited, Finance for Residential Social Housing (Holdings) Limited, Finance For Residential Social Housing plc, Orchardbrook Limited, Residential Mortgage Securities 2 plc, RMS 2 Limited, RMS 2 Options Limited, Opus Master Receivables Trustee Limited, Opus Series 1 Plc, Residential Property Securities No.5 PLC, Royal Exchange Trust Company (BG) Limited, Aire Valley Finance Plc, Residential Mortgage Securities 3 plc, RMS 3 Limited, RMS 3 Options Limited, Spicedeck Limited, Mortgage Express Hldgs, Mortgage Express No.2, HSMS, Silhouette Mortages Ltd, Finance for Mortgages, Limited, Scotlife Home Loans (No.2) Limited, Orvieto Limited, Burra Limited, The Money Store Sterling No.1 plc, The Higher Education, Securitised Investment Series No.1 plc, Finance For Higher Education Limited, The Higher Education Securitised Investments Series (Holdings) Limited, Southern Pacific Securities A plc, Southern Pacific A Ltd, SP Options Limited, RMS 4 Options Limited, RMS 4 Limited, Residential Mortgage Securities 4 plc, Meridian VAT Trustees Limited, Royal Exchange Trust Company (BPP) Limited, Leek Finance Number, Two plc, Prospect 4 Plc, Prospect 4 Receivables, Trustee Limited, FAB Funding (UK) Limited, Hotel Securitisation Holdings Limited, Hotel Securitsation, (No 1) Plc, Wisteria Finance Limited, RMS 5 Limited, Residential Mortgage, Securities 5 plc, Southville Funding, Limited, RSL Finance (No 1) plc, Leek Finance Holdings, Number Two Limited, Royal Exchange Trust Company, (AOC) Limited, RSL Finance Holdings Limited, Royal Exchange, Trustee Nominees, Limited, RMS 5 Options Limited, ONO Finance (Holdings) Limited, Non-Conforming Mortgages, 1 plc, Morgan Stanley, Mortgage Finance, (Broadgate) PLC, Tussauds Finance, Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 6 Options Limited, Investors Finance, Company PLC, Investors Finance, Company (Holdings), Limited, Southern Pacific, Securities C plc, City Aviation Limited, Mortgages No1 (Holdings) Limited, Mortgages No1 (Options) Limited, Mortgages No1 plc, Mortgages No1 (notes) Limited, Residential Mortgage Securities 7 Plc, RMS 7 Limited, RMS 7 Options Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Ltd, St James’ Park Limited, Zincor Limited, Gracechurch Card (Holdings) Limited, Gracechurch Card Funding (No.1) PLC, Platform Home Loans No.1 PLC, Paternoster Securitisations Options Limited, Paternoster Securitisations Holdings Limited, Paternoster Securitisation No.1 PLC, Millennium Link Trust, Barclaycard Funding PLC, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Leek Finance Number Three Limited, Leek Finance

Holdings Number Three Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding plc, Tussauds Intermediate Holdings Limited, Residential Mortgage Securities 8 plc, RMS 8 Limited, RMS 8 Options Limited, Upton Funding Limited, Gallaher Asset Finance 2000, Capita IRG Trustees (Nominees) Limited, Capita IRG Trustees Limited, Cirsa Finance plc, Cirsa (Holdings) Limited, Monument Securitisation No1 Plc, Monument Options No1 Limited, Monument MT No1 Limited, Monument Securitisation Holdings Limited, Residential Mortgage Securities 9 Plc, RMS 9 Limited, RMS 9 Options Limited, Platform Home Loans Options No2 Limited, Platform Home Loans Holdings No 2 Limited, Platform Home Loans No 2 Plc, Mortgages No2 Dacs Limited, Mortgages No 2 (Options) Limited, Mortgages No 2 (Holdings) Limited, Mortgages No 2 Plc, Aire Valley Trustees (No 2) Limited, Aire Valley Finance (No 2) plc, Prospect 6 plc, Prospect 6 (Jersey) Limited, RMS 10 Limited, RMS 10 Options Limited, and Residential Mortgage Securities 10 plc.

Peter Michael Hills

Mr. Hills serves as a director for the following companies: Upton Funding Limited, Prospect 3 plc, Prospect 3 Receivables Trustee Limited, Prospect Heights (Holdings) Limited, Prospect 1 Receivables Trustee Limited, Prospect 1 plc, Prospect 2 plc, Prospect 2 Receivables Trustee Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding, Prospect 4 Receivables Trustee Limited, Prospect 4 Plc, Opus Series 1 plc, Opus Master Receivables Trustee Limited, East West Holdings Limited, Gallaher Asset Finance 2000 Limited, St James’ Park Finance Limited, Housing Association Funding PLC, H A Funding Limited, Investor Finance Company PLC, Investors Finance Company (Holdings) Limited, Aire Valley Finance Plc, Spicedeck Limited, RMS 8 Limited, Residential Mortgage Securities 8 plc, RMS 8 Options Limited, Residential Mortgage Securities 1 plc, RMS Options Limited, Residential Mortgage Securities Limited, RMS 2 Limited, RMS 2 Options Limited, Residential Mortgage Securities 2 plc, Residential Mortgage Securities 3 plc, RMS 3 Options Limited, RMS 3 Limited, RMS 4 Limited, RMS 4 Options Limited, Residential Mortgage Securities 4 plc, RMS 5 Options Limited, RMS 5 Limited, Residential Mortgage Securities 5 plc, RMS 6 Options Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 7 Options Limited, Residential Mortgage Securities 7 plc, RMS 7 Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Limited, Platform Home Loans No1 Plc, L.A.B. Investments Plc, L.A.B Investments (Holdings) Limited, Plum Sterling No. 1 Plc, Leek Finance Number Two plc, Leek Finance Holdings Number Two Limited, Leek Finance Number Three Limited, Leek Finance Holdings Number Three Limited, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Finance for Residential Social Housing (Holdings) Limited, Finance For Residential Social Housing plc, Orchardbrook Limited, Thames Asset Global Securitisation No 1 PLC, The Higher Education Securitised Investment Series No 1 plc, Finance For Higher Education Limited, The Higher Education Securitised Investments Series (Holdings) Limited, RSL Finance (No 1) plc, RSL Finance Holdings Limited, Non-Conforming Mortgages 1 plc, Southville Funding Limited, Residential Property Securities No.3 Plc, Residential Property Securities No.4 Plc, Residential Property Securities No.5 Plc, Morgan Stanley Mortgage Finance (Broadgate) PLC, Southern Pacific A Limited, SP Options Limited, Southern Pacific Securities A plc, Southern Pacific Securities C plc, Non Conforming Mortgages 1 Plc, Paternoster Securitisation No 1 plc, Paternoster Securitisations Options Limited, Paternoster Securitisations Holdings Limited, Cirsa Finance plc, Cirsa (Holdings) Limited, ONO Finance (Holdings) Limited, Guaranteed Export Finance Corporation Plc, First Securitisation Company Limited, Gracechurch Receivable (Holdings) Limited, Gracechurch Receivable Trustee Limited, Gracechurch Mortgage Finance Plc, Gracechurch Mortgage (Holdings) Ltd, Gracechurch Personal Loan Finance (No.1) Plc, Gracechurch Mortgage Trustee (No 1) Limited, Gracechurch Card ( Holdings) Limited, Gracechurch Card Funding (No 1) PLC, Gracechurch Mortgage Trustee (No 2) Limited, Gracechurch Mortgage Finance (No 2) Plc, Gracechurch Mortgage Finance (No 3) Plc, Barclaycard Funding PLC, Monument Securitisation No1 Plc, Monument Options No1 Limited, Monument MT No1 Limited, Monument Securitisation Holdings Limited, FAB Funding (UK) Limited, Framleyhurst limited, Framleypark Limited, HGV Co. Limited, Interm Limited, Residual Value Limited, Residential Mortgage Securities 9 Plc, RMS 9 Limited, RMS 9 Options Limited, Hotel Securitisation Holdings Limited, Hotel Securitisation (No 1) plc, Platform Home Loans Options No2 Limited, Platform Home Loans Holdings No 2 Limited, Platform Home Loans No 2 Plc, Mortgages No2 Dacs Limited, Mortgages No 2 (Options) Limited, Mortgages No 2 (Holdings) Limited, Mortgages No 2 Plc, Sarfu

limited, Aire Valley Finance (No 2) plc, Aire Valley Trustees (No 2) Limited, Mortgages No1 (Holdings) Limited, Mortgages No1 (Options) Limited, Mortgages No1 plc, Mortgages No1 (notes) Limited, Prospect 6 plc, Prospect 6 (Jersey) Limited, Maple Mortgage Holdings Limited, Maple Mortgage Securities No.1 Plc, RMS 10 Limited, Residential Mortgage Securities 10 plc, and RMS 10 Options Limited

Compensation

For the year ended December 31, 2001, the aggregate compensation of the directors and executive officers of the Company consisted of a nominal administrative fee to Royal Exchange Trust Company Limited.

Board Practices

There is no current provision to provide compensation to our directors upon termination.

Employees

We do not have any employees.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

ONO Holdings, an English private limited company, holds 49,991 shares, or 98% and Cableuropa holds the remaining share, or two percent of our share capital. ONO Holdings has a share capital of one pound consisting of a single share of par value one pound and its sole shareholder is Royal Exchange Trust Company Limited, a professional trust corporation which holds this share under the terms of an English law charitable trust.

ONO Holdings’ articles of association and its memorandum of association:

•                                          limit ONO Holdings’ activities to borrowing funds from Cableuropa to purchase and hold shares of the Company, as well as other activities incidental thereto;

•                                          prohibit the transfer of ONO Holdings’ shares to any party other than to Royal Exchange Trust Company Limited, to be held under the terms of the charitable trust, or to Cableuropa;

•                                          prohibit the transfer of the issuer’s shares held by ONO Holdings to any party other than Royal Exchange Trust Company Limited, or Cableuropa; and

•                                          prohibit ONO Holdings from issuing any securities, other than the initial issuance of its share capital to Royal Exchange Trust Company Limited, or otherwise to incur any indebtedness, other than a loan from Cableuropa sufficient to cover the costs of purchasing the shares of the issuer and costs incidental to the maintenance of ONO Holdings and the Company.

Related Party Transactions

Multi-Borrower Credit Facilities

We and the note guarantors, i.e., Cableuropa and all of its subsidiaries other than ONONet, ONOLab and their respective subsidiaries, have entered into the multi-borrower credit facilities, pursuant to which we have lent to the note guarantors, i.e., the borrowers, an amount equal to the gross proceeds of the offering of each of our notes. A portion of the gross proceeds of the offering of each of our notes has been applied, on the instructions of the borrowers to pay us an up-front fee which enabled us to pay the fees and commissions and other expenses of the relevant offering. The borrowers have appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities.

Principal, Maturity and Interest

The multi-borrower credit facilities specify the amount of initial loans provided on the closing date to the borrowers. Thereafter, at Cableuropa’s discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Thus the multi-borrower credit facilities will remain fully drawn during their term and the note guarantors will at all times until repayment owe the full principal amount on the notes. Amounts drawn under the multi-borrower credit facilities accrue interest at fixed rates which match the principal and interest accrued on the notes. Amounts due under the multi-borrower credit facilities will be payable by the borrowers to us in order that we, upon receipt of such amounts, will be able to satisfy its obligations to pay principal and interest on the notes. Amounts due under the multi-borrower credit facilities are payable to us concurrently with our obligations to make payments in respect of the notes. Accordingly, the multi-borrower credit facilities contain provisions that match the optional and compulsory redemption provisions contained in the indentures. In addition, the multi-borrower credit facilities provide for a loan fee to be charged to the borrowers, which will be used to pay our corporate maintenance and other expenses. The multi-borrower credit facilities also provide for the payment of such additional amounts as may be necessary so that the net amount we receive will not be less than amounts which we are entitled to receive if certain taxes or other payments were not required.

Joint and Several Liability of the Borrowers

Under the multi-borrower credit facilities, the borrowers are jointly and severally liable to us to pay principal, interest and any other amounts due.

Additional Related Party Transactions

For a discussion of additional transactions between the Company and ONO Holdings and Cableuropa, see Item 10 “Material Contracts” of the Cableuropa Annual Report.

Item 8.  Financial Information

See pages F-1 through F-17.

Item 9.  The Offer and Listing

Markets

There is no established trading market for the equity securities of the Company.

Item 10.  Additional Information

Memorandum and Articles of Association

Objects and Purposes

Our articles of association and memorandum of association were adopted on February 3, 1999 and state that our purpose is to (and our activities are limited to) issue the notes, or other debt securities in the future, and lend the proceeds of the notes to the note guarantors, as well as other activities relating to the issuance of the notes and lending the proceeds of the notes.

Conflict-of-Interest Transactions

Under the U.K. Companies Act 1985, or the Act, it is the duty of a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of its interest at a meeting of the directors of the company.  Such declaration shall be made at the meeting of directors at which the question of entering into the contract is first considered or, if the director is not at that time then interested, at the next meeting of the directors held after he became so interested.  This is backed up in our articles of association.

Our articles of association further state that a director may not vote on or be counted in the quorum in relation to resolutions of the board or of the committee of the board concerning a contract, arrangement, transaction or proposal to which we are or are to be a party and in which we have an interest which is, to our knowledge, a material interest other than in certain specified circumstances.

Election of Directors

Directors may be appointed by ordinary resolution of the Company or by the board. A director appointed by the board holds office only until the dissolution of the next annual general meeting after his appointment (unless he is reappointed during that meeting).

Director Qualifications

Our articles of association provide that no person is incapable of being appointed a director by reason of having reached the age of 70.  This disapplies section 293 of the Act that provides that no person is capable of being appointed a director of a company if, at the time of the appointment, he has attained the age of 70. According to our articles of association, the directors are not required to hold our shares.

Calling a Shareholders’ Meeting

The directors are obliged to call an annual general meeting once in each calendar year.  Additionally, the board must convene an extraordinary general meeting immediately on receipt of a written request from shareholders holding at least 10% of our shares, in accordance the Act.

The directors are obliged to take action to convene the meeting within 21 days and the meeting must be held within 28 days of the notice of meeting being sent out i.e. the maximum permitted delay between receipt of the requisition and day of the meeting is seven weeks.  If the directors do not take the required action the requisitionists themselves can call their meeting and the meeting must take place within three months of the date of the original request.

Shareholders’ Meetings

The directors are obliged to call an annual general meeting once in each calendar year.  Subject to any special terms as to voting on which shares have been allotted or issued, at a general meeting every shareholder present in person has, on a show of hands, one vote.  Every shareholder present in person or by proxy has, on a poll, one vote for every share of which it is the holder.

The quorum for a general meeting is two shareholders present in person or by proxy and entitled to vote.

Vote Required for Extraordinary Transactions

Shareholders can act by ordinary resolution (simple majority) unless required by the Act or our articles of association to pass another type of resolution.  The Act insists that for certain decisions only a certain type of resolution is adequate e.g. a special resolution is needed to change the name or articles of association of a company.  A special resolution requires a 75% majority for it to be passed.  This means that on such a vote, by a show of hands, at least a quarter of the number of shareholders present must vote in favor, and by a poll, 75% of the votes of those shareholders or their proxies present and voting must be in favor of the resolution. The main occasion on which an extraordinary resolution is required occurs when the shareholders wish to pass a resolution to put the Company into voluntary liquidation.

Dividends

Subject to the provisions of the Act, we may by ordinary resolution declare dividends to be paid to shareholders in accordance with their respective rights and interests, provided that no dividend may exceed the amount recommended by the board.

Shareholder Actions by Written Consent

Our articles of association provide that a resolution in writing executed by or on behalf of each shareholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present is as effective as if it had been passed at a general meeting of the Company duly convened and held.

Shareholders’ Proposals

Under the Act any shareholder(s) owning 5% or more of our shares has/have the right to have an item placed on the agenda for an annual general meeting.  The request must be given to us in writing six weeks prior to the annual general meeting.  The requisition must be signed and left at our registered office together with a sum of money to cover our expenses (although the general meeting may later vote that this sum of money be returned).

Voting Rights

The Articles include provisions to the following effect:

•                  on a show of hands every member at a general meeting who (being an individual) is present in person, or (being a corporation) is present by a representative, has one vote;

•                  on a poll every member present in person or by proxy or by representative has one vote for each share of which he is the holder; and

•                  in the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

At a general meeting, a resolution put to the vote of the meeting is decided by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded. Unless a poll is demanded and the demand is not withdrawn, a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against the resolution.

Subject to the Acts, a poll may be demanded on any question by:

•                  the chairman of the meeting;

•                  not less than five members present in person or by proxy and entitled to vote;

•                  a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

•                  a member or members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Limitations on Share Ownership

Our articles of association and memorandum of association prohibit the transfer of our shares to any party other than ONO Holdings, Royal Exchange Trust Company Limited, to be held under the terms of the charitable trust, or Cableuropa.

Changes in Capital

We may by way of ordinary resolution passed at our general meeting:

•                  increase our share capital by a sum to be divided into shares of an amount prescribed by the resolution;

•                  consolidate and divide all or any of our share capital into shares of a larger amount;

•                  subject to the Acts, sub-divide all or part of our shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-

division have among themselves a preference or other advantage or be subject to a restriction; and

•                  cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by a person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Acts and the rights attached to existing shares, we may also:

•                  by special resolution, reduce our share capital, any capital redemption reserve or shares premium account; and

•                  subject to the requirements of the UK Listing Authority, purchase, or agree to purchase in the future, our own shares.

Variation of Rights

Subject to the Acts, whenever our share capital is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares may be varied, as provided by those rights or, if there is no such provision, then either with the consent in writing of the holders of at least three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class validly held in accordance with the Articles. The rights attached to a class of shares are not, unless otherwise expressly provided by those rights, deemed to be varied by the creation, allotment or issue of further shares ranking equally with or subsequent to them or by the purchase or redemption by us of our own shares in accordance with the Acts and the Articles.

Material Contracts

For a discussion of the material contracts affecting the Company and the ONO Group, see Item 10 of the Cableuropa Annual Report.

Exchange Controls

There are no foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of notes who are non-residents of the United Kingdom.

There are no limitations relating to non-residents of the United Kingdom on the right to be a holder of, or to vote in respect of the notes under English law currently in force or in the Company’s memorandum or articles of association.

Taxation

The following summary describes certain U.K. tax consequences of the ownership of the notes as of the date of filing this Form 20-F but does not purport to be comprehensive. It relates only to the position of the persons who are the absolute beneficial owners of their notes, and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date of this Annual Report, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of notes are made hereby.

Withholding Tax on Interest on the Notes

The notes will constitute “quoted Eurobonds” within the meaning of section 124 of the Income and Corporation Taxes Act 1988 (the “ICTA”), provided they are and continue to be listed on a “recognized stock exchange” within the meaning of section 841 of the ICTA (the Luxembourg Stock Exchange is currently so recognized). Accordingly, if the notes are quoted Eurobonds, payments of interest on the notes may be made without withholding on account of U.K. income tax.

In other cases, an amount on account of U.K. income tax at the lower rate (currently 20%) must be withheld from interest payments, subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty or to such relief as may be available in circumstances where the exemption for payments between certain companies provided for in the U.K. Finance Act 2001.

Withholding Tax on Payments by Note Guarantors

If any of the note guarantors makes any payments in respect of interest on notes (or other amounts due under such notes other than the repayment of amounts subscribed for the notes) such payments may be subject to U.K. withholding tax unless relief is available under the provisions of an applicable double taxation treaty and the Inland Revenue has directed the note guarantor to make the payment without withholding tax. Such payments by the note guarantors may not be eligible for the exemptions from withholding tax described above.

Withholding Tax on Special Interest

Payments of special interest may be subject to deduction of U.K. income tax at the lower rate subject to such relief as may be available under the terms of any applicable double tax treaty.

Provision of Information

Noteholders who are individuals should note that where any interest on notes is paid to them (or to any person acting on their behalf) by the issuer or any person in the United Kingdom acting on behalf of the issuer, such as a paying agent, or is received by any person in the United Kingdom acting on behalf of the relevant noteholder (other than solely by clearing or arranging the clearing of a cheque), such as a collecting agent, then the issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the noteholder (including the noteholder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the noteholder is resident in the United Kingdom for United Kingdom taxation purposes.  Where the noteholder is not so resident, the details provided to the

United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the noteholder is resident for taxation purposes.

For the above purposes, “interest” should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on notes.

With effect from April 6, 2002 the provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any notes issued at an issue price of less than 100% of their principal amount.

Other Rules Relating to U.K. Withholding Tax on the Notes

Notes may be issued at an issue price of less than 100% of their principal amount.  Any discount element on any such notes will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to the provision of information requirements referred to above.

The references to “interest” above mean “interest” as understood in U.K. tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation.

Taxation by Direct Assessment of Noteholders

Notwithstanding that interest is received subject to deduction of income tax, noteholders who are resident in the U.K. for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the U.K. through a branch or agency, may be liable to pay further tax on the interest received. Certain holders may be entitled to a refund of all or part of the tax deducted depending on their individual circumstances.

Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the notes who are not resident in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch or agency in connection with which the interest is received or to which the notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch or agency.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

In general holders which are within the charge to U.K. corporation tax will be charged to tax on all returns and fluctuations in value of the notes broadly in accordance with their statutory accounting treatment. Such holders will generally be charged to tax in each accounting period by reference to interest (and discount) accrued in that period and any profit or loss which, in accordance with such holders’ authorized accounting method, is applicable to that period.

Ownership and Disposal (including Redemption) of the Notes by the other U.K. Tax Payers

A transfer of a note by an individual noteholder who is resident or ordinarily resident for tax purposes in the United Kingdom, or who carries on a trade in the United Kingdom through a branch or agency to which the note is attributable, may give rise to a charge to tax on income, under rules known as the “accrued income scheme”, in respect of an amount representing interest on the note which has accrued from the last interest payment to the time of transfer.

An individual noteholder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the note is attributable, may be subject to United Kingdom taxation on disposal or redemption of a note.  However in calculating any chargeable gain (or allowable loss) on the transfer of a note, the consideration for disposal of the note will be reduced by any amount on which the noteholder is chargeable to income tax on the transfer under the accrued income scheme as described in the preceding paragraph.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) on the Notes

No U.K. stamp duty, or SDRT, is payable on the issue of the global notes or of the definitive notes. No U.K. stamp duty is payable on the transfer by delivery of a global note, nor is any SDRT payable on any agreement for transfer of a global note provided that the notes are listed on a recognized stock exchange and the agreement is not made in contemplation of, or as part of an agreement for, a take-over of the issuer. U.K. stamp duty may be payable on the transfer in writing of a global note or of a definitive note, and SDRT may be payable on an agreement for a transfer of a definitive note, unless an exemption applies.

Payments of Interest on the Notes Treated as Distributions

In the event that any or part of any interest payment is characterized as a distribution for U.K. tax purposes, which may be the case if the return on the notes depends on the results of, or a part of, the issuer’s business, or represents more than a reasonable commercial return or if the thin-capitalization or transfer-pricing rules apply, that payment or part of such payment would not be deductible in computing the issuer’s profits for U.K. corporation tax purposes. However such characterization should not adversely affect the noteholders as any shortfall in payments of principal or interest on the notes by the issuer should be met by the note guarantors pursuant to the note guarantees.

Proposed EU Savings Directive

The European Union is currently considering proposals for a new directive regarding the taxation of savings income.  Subject to a number of important conditions being met, it is proposed that Member States will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State, subject to the right of certain Member States to opt instead for a withholding system for a transitional period in relation to such payments and subject to the proposals not being required to be applied to notes issued before  March 1, 2001, or to notes which are issued before  March 1, 2002 and are fungible with notes issued before March 1, 2001. The proposals are not yet final, and they may be subject to further amendment and/or clarification.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

For a discussion of the currency exchange risks and interest rate risks that affect us and the ONO Group, see Item 11 of the Cableuropa Annual Report.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Consent Solicitation

The 1999 notes were guaranteed on a senior subordinated basis by Cableuropa and its subsidiaries at that time. In May 2000, we obtained the consent of holders of the existing notes to: (i) permit Cableuropa and its restricted subsidiaries to operate in Portugal and undertake certain limited activities outside Spain and Portugal, (ii) allow Cableuropa to designate its recently established Portuguese, Non Franchise CLEC Services and Internet subsidiaries as restricted subsidiaries, (iii) exempt future restricted subsidiaries from the requirement to guarantee the dollar notes (subject to a new limitation on transfers of assets between restricted subsidiaries that have guaranteed the dollar notes and those that have not), (iv) increase the amount of the “basket” for permitted investments by Cableuropa and its restricted subsidiaries and (v) make certain technical amendments to the indenture. As a result of these amendments the provisions of the indentures governing the 1999 notes substantially conform to the terms of the indenture governing the 2000 notes and 2001 notes.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See pages F-1 through F-17.

Item 19.  Exhibits

Exhibits

1.1                                 Memorandum and Articles of Association of ONO Finance Plc (formerly known as Ballardway Plc) (incorporated by reference to exhibit 3.1 of registrants’ Registration Statement submitted October 5, 1999 on Form F-4 (file No. 333-10976)).

1.2                                 Articles of  Association of ONO Finance Plc (incorporated by reference to exhibit 3.14 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.1                                Indenture, dated as of June 30, 2000 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. and The Bank of New York in respect of ONO Finance PLC’s €200,000,000 14% notes due 2010 (incorporated by reference to exhibit 4.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

2.2                                Registration Rights Agreement dated June 30, 2000, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

2.3                                Dollar Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC’s $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.1 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.4                                Supplemental Dollar Note Indenture, dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC’s $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.2 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.5                                Euro Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC’s  125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.3 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.6                                Supplemental Euro Note Indenture dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC’s €125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.4 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.7                                Registration Rights Agreement dated May 6, 1999, by and between the Initial Purchasers, as defined in the Purchase Agreement, ONO Finance PLC, Cableuropa S.A., and the Controlled Companies, as defined therein (incorporated by reference to exhibit 10.28 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.8                           Purchase Agreement, dated as of February 2, 2001 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de

Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., TDC Sanlúcar, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants’ Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13536)).

2.9                           Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC’s $200,000,000 14% notes due 2011 (incorporated by reference to exhibit 4.1 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

2.10                     Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC’s $150,000,000 14% notes due 2011 (incorporated by reference to exhibit 4.2 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

2.11                     Registration Rights Agreement dated February 9, 2001, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

3.1                                Vote Pooling Agreement, dated January 22, 1998, by and between parties representing Cableuropa, S.A., and Spanish Telecommunications Limited S.á.r.l (incorporated by reference to exhibit 10.12 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.1                                Shareholders’ Agreement of Cableuropa,, dated November 3, 2000, by and between Ferrovial Telecomunicaciones S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited, S.à.r.l, Santander Telecommunications, Inc., Global Telecom Investments, LLC, BAEP Telecommunications Investments, LLC, Particel International Limited Partnership and VAL Telecommunications, S.L. (incorporated by reference to exhibit 10.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.2                                Multi-Borrower Credit Facility, dated June 30, 2000, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as lender (incorporated by reference to exhibit 10.26 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.3                                Escrow and Disbursement Agreement, dated June 30, 2000, by and among The Bank of New York, ONO Finance PLC, Cableuropa, S.A. Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Hydra Servicios de Atencion al Cliente, S.A. and Univertel Comunicaçôes, S.A. (incorporated by reference to exhibit 10.28 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.4                                Senior Bank Facility Agreement, dated March 6, 2000, between Cableuropa, S.A., Bank of America International limited, Barclays Capital, Citibank, N.A., Toronto Dominion Bank Europe Limited, Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A., Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., Cable y Televisión de Andalucía S.A. and Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 10.25 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.5                                Purchase Agreement, dated as of June 23, 2000 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.6                                 Note Depositary Agreement, dated June 30, 2000, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited (incorporated by reference to exhibit 10.27 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.7                                Senior Facility Agreement, dated June 14, 1999, between Cableuropa, S.A., Electro Banque S.A., Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A.,

Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., and Cable y Televisión de Andalucía S.A. (incorporated by reference to exhibit 10.29 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.8                                Dollar Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.30 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.9                                Euro Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.31 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.10                          Dollar Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.32 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.11                          Euro Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.33 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.12                          Dollar Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.36 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.13                          Euro Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de

Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.37 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.14                           Dollar Note Depositary Agreement, dated May 6, 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.34 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.15                           Euro Note Depositary Agreement, dated May 6 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.35 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.16                     Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance PLC’s $200,000,000 14% notes (incorporated by reference to exhibit 10.25 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.17                     Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance PLC’s $150,000,000 14% notes (incorporated by reference to exhibit 10.26 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.18                     Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $200,000,000 14% notes (incorporated by reference to exhibit 10.27 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.19                     Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $150,000,000 14% notes (incorporated by reference to exhibit 10.28 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.20                     Shareholders’ Agreement of Cableuropa, S.A., dated January 2, 2002, by and between Ferrovial Telecommunications, S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited S.à.r.l., Global Telecom Investments, LLC, Particel International Limited Partnership, VAL Telecommuniciones, S.L., and Grupo Corporativo ONO, S.A. (incorporated by reference to exhibit 4.20 of registrant’s Annual Report submitted July 1, 2002 on form 20-F (File No. 333-10976)).

4.21                     Senior Bank Facility Agreement, dated August 8, 2001, between Cableuropa, S.A., Banc of America Securities Limited, Barclays Capital, BNP Paribas Sucursal en Espana, S.A., CIBC World Markets PLC, Crédit Lyonnais S.A., Deutsche Bank AG London, Fortis Bank S.A./N.V., Salomon Brothers International Limited, Scotiabank Europe PLC, TD Bank Europe Limited, The Governor and Company of the Bank of Scotland and the The Royal Bank of Scotland PLC (incorporated by reference to exhibit 4.21 of registrant’s Annual Report submitted July 1, 2002 on form 20-F (File No. 333-10976)).

8.0                           Subsidiary Information: See Item 4. “Information on the Company—Our Subsidiaries” in the Cableuropa Annual Report.

10.1                     Certification of Bryan Needham, Director, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

10.2                     Certification of Peter Hills, Director, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

ONO FINANCE PLC

ANNUAL REPORT AND ACCOUNTS

FOR THE

YEAR ENDED 31 DECEMBER 2001

Registered number: 3619149

ONO FINANCE PLC

CONTENTS

Directors’ report

Independent auditors’ report

Profit and loss account

Balance sheet

Notes to the accounts

ONO FINANCE PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2001

The directors present their report on the affairs of the company, together with the accounts and auditors’ report for the year ended 31 December 2001.

Principal activity

The principal activity of the company is that of a finance company. ONO Finance plc´s business is the issuance of debt and the provision of debt finance to Cableuropa S.A. and its subsidiary companies (the Cableuropa Group). The Cableuropa Group is a leading broadband telecommunications business in Spain.

Review of the business

On 9 February 2001, ONO Finance plc issued debt securities consisting of US$200m and Euro 150m (the Senior Notes). The Senior Notes bear interest at 14%, have a maturity of 10 years and are jointly and severally guaranteed by each of the companies in the Cableuropa group. The company has on lent the proceeds of the issuance of Senior Notes to the Cableuropa group.

Results and dividend

The results for the period are shown on page 5 and arise from continuing operations. The directors recommend a final dividend of £1.50 per share for the year ended 31 December 2001 (2000 and 1999: £nil).

Directors

The directors, who held office during the period, had no interest in the shares of the company at any time.

The directors who served during the period were as follows: -

Mr. B D Needham
Mr. P M Hills

Directors responsibilities

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the financial year.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy the financial position of the company and which enable them to comply with the Companies Act 1985.  They also have general responsibility for taking reasonable steps to safeguard the assets of the company and for taking reasonable steps to prevent and detect fraud and other irregularities.

The directors consider that, in preparing the accounts, suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting and financial reporting standards have been followed.

The maintenance and integrity of the company’s website is the responsibility of the directors.  Information published on the internet is available in many countries with different legal requirements.  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Supplier payment policy

The company’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payments.  The trade creditors, expressed as a number of days, was zero as all trading expenses were paid by the holding company which abides by these terms.

Auditors

PricewaterhouseCoopers were appointed as auditors of the company at a Board Meeting held on 10 May 2002, which decision will be ratified at the next Annual General Meeting.

This report was approved and signed on behalf of the Board on 28 June 2002.

B Needham

Director

Clifford Chance Secretaries
200 Aldersgate Street
London
EC1A 4JJ

INDEPENDENT AUDITORS’ REPORT
TO THE MEMBERS OF ONO FINANCE PLC

We have audited the financial statements of Ono Finance plc which comprise the profit and loss account, the balance sheet, the statement of total recognised gains and losses and the related notes.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report, the report on Form 20-F and the financial statements in accordance with applicable United Kingdom and United States laws and Accounting Standards are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board (APB).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the United Kingdom Companies Act 1985. We also report to you if, in our opinion, the directors’ report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.  The other information comprises only the directors’ report.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board, and with Auditing Standards generally accepted in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 2001 and of the loss of the company for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the company at 31 December 2001 and 31 December 2000 and the results of its operations and its cash flows for the years ended 31 December 2001, 31 December 2000 and the period ended 31 December 1999, all expressed in pounds sterling, in conformity with accounting principles generally accepted in the United Kingdom.

The principles differ in certain significant respects from accounting principles generally accepted in the United States.  The application of the latter would have affected the determination of net income for the year ended 31 December 2001, 31 December 2000 and the period ended 31 December 1999 and consolidated shareholders equity at 31 December 2001 and 31 December 2000, all expressed in pounds sterling as set out in Note 13 to the financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
No 1 London Bridge
London

SE1 9QL

28 June 2002

ONO FINANCE PLC
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Notes	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Period ended 31 December 1999 £
			(Note 12)

Interest receivable and similar income	2	86,248,879	125,431,744	44,665,846	21,783,726
Foreign exchange losses, net		(307)	(447)	(11,678)	29
Interest payable and similar charges	3	(86,189,430)	(125,345,287)	(44,620,397)	(21,767,451)
Profit on ordinary activities before taxation		59,142	86,010	33,771	16,304
Tax on profit on ordinary activities	4	(17,743)	(25,803)	—	—
Profit on ordinary activities after taxation		41,399	60,207	33,771	16,304
Dividend	5	(75,000)	(109,072)	—	—
Retained (loss)/profit for the period		(33,601)	(48,865)	33,771	16,304

The results for the period arise entirely from continuing operations.

The accompanying notes are an integral part of these accounts

STATEMENT OF RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2001

	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Period ended 31 December 1999
		(Note 12)

Profit for the financial period	41,399	60,207	33,771	16,304
Revaluation of equity value certificates due from Cableuropa	39,586,078	57,260,528	(3,567,713)	7,183,992
Revaluation of equity value certificates due to bondholders	(39,586,078)	(57,260,528)	3,567,713	(7,183,992)
	41,399	60,207	33,771	16,304

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC
BALANCE SHEET AS AT 31 DECEMBER 2001

	Notes	31 December 2001 £	31 December 2001 US$£	31 December 2000 £	31 December 1999
			(Note 12)

Debtors: receivable after more than one year		565,865,404	822,938,057	374,028,569	236,465,728
Debtors: receivable within one year		108,582,822	157,911,998	26,135,308	20,289,928
Total debtors	6	674,448,226	980,850,055	400,163,877	256,755,656
Cash at bank and in hand		23,863	34,704	12,475	12,492
Current assets		674,472,089	980,884,759	400,176,352	256,768,148
Creditors: amounts falling due within one year	7	(29,310,829)	(42,626,738)	(22,436,726)	(16,831,807)
Net current assets		645,161,260	938,258,021	377,739,626	239,936,341
Creditors: amounts falling due after more than one year	8	(645,132,284)	(938,215,880)	(377,677,049)	(239,907,535)
Net assets		28,976	42,141	62,577	28,806

Capital and Reserves
Called up share capital	9	12,502	18,181	12,502	12,502
Profit and loss account	10	16,474	23,960	50,075	16,304
Equity shareholders’ funds	10	28,976	42,141	62,577	28,806

The accounts on pages 5 to 17 were approved by the Board on 28 June 2002.

Director:

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC
NOTES TO THE ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2001

1.                                      Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the period.

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

Loans

Borrowings are included as liabilities in the balance sheet at their proceeds, net of discount and expenses. The expenses and discount are charged to loan interest in the profit and loss account over the term of the borrowing, using the effective interest method.  Funds on lent to Cableuropa S.A and its subsidiary companies (the Cableuropa Group) are accounted for in exactly the same manner in order to match the borrowing and the debtor treatment.

Finance costs

Finance costs on borrowings are recognised in the profit and loss account over the term of such instruments at a constant rate over the period of the instrument.

Foreign exchange

Transactions in foreign currencies are translated into sterling at the rates of exchange current at the dates of the transactions. Foreign currency monetary assets and liabilities in the balance sheet are translated into sterling at the rates of exchange ruling at the end of the year. The resulting gain or loss is included as an exchange gain or loss in the profit and loss account.

Taxation

Corporation tax payable is provided on taxable profits at the current rate.  Deferred taxation is provided using the liability method on all timing differences only to the extent that they are expected to reverse in the future without being replaced.

Cash flow statement

The company has taken advantage of the exemption in Financial Reporting Standard No 1 ‘Cash Flow Statements (revised 1996)’ from producing a cash flow statement on the grounds that it is a subsidiary undertaking where more than 90 per cent of the voting rights are controlled within a group and consolidated accounts for that group are publicly available.

Convenience translation

The financial statements are stated in United Kingdom pounds. The conversions of United Kingdom pound amounts into United States Dollars are included solely for the convenience of readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of 31 December 2001, which was US$1.4543 to £1.

The convenience translations should not be construed as representations that the United Kingdom pound amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

2.                                      Interest receivable and similar income

The interest receivable and similar income represents the interest receivable on the funds that have been on-lent to the Cableuropa Group together with the amortisation of an upfront fee received from the Cableuropa Group and also the amortisation of a fee receivable for maintenance of the facilities.  The amortisation of the aforementioned fees is being recorded using the effective interest method.

3.             Interest payable and similar charges

The interest payable and similar charges represents the interest incurred on the debentures issued (see note 8), together with the amortisation of the both costs incurred and the discount on the issue of those debentures.

4.                                      Taxation

	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Year ended 31 December 1999 £
UK corporation tax @ 30%	17,743	25,803	10,131	4,891
Group relief	—	—	(10,131)	(4,891)
	17,743	25,803	—	—

5.                                      Dividends

	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Year ended 31 December 1999 £
Proposed (£1.50 per share)	75,000	109,072	—	—

6.                                      Debtors

	31 December 2001 £	31 December 2001 US$£	31 December 2000 £	31 December 1999 £
Loans to the Cableuropa Group — receivable after more than one year	565,865,404	822,938,057	374,028,569	236,465,728
Amounts due from Cableuropa in respect of the equity value certificates	47,098,354	68,495,135	7,512,276	11,079,989
Indebtedness with the Cableuropa Group	61,484,468	89,416,863	18,623,032	9,209,939
	674,448,226	980,850,055	400,163,877	256,755,656

The loans to the Cableuropa Group reflect the on lending of the gross loans that are included in creditors (see note 8) and are repayable on the same terms. These are denominated in the same currencies.  The loans bear interest at 13.214%, 14.01% and 16.252% per annum.

7.                                      Creditors: amounts falling due within one year.

	31 December 2001 £	31 December 2001 US$	31 December 2000 £	31 December 1999 £
UK tax on 2001 profits	17,743	25,803	—	—
Proposed dividend	75,000	109,072	—	—
Equity value certificates (see note 8)	—	—	7,512,276	11,079,989
Accruals and deferred income	29,218,086	42,491,863	14,924,450	5,751,818
	29,310,829	42,626,738	22,436,726	16,831,807

The accruals and deferred income represents the interest payable on the notes and the short-term portion of the amortisation for the maintenance fee in respect to the 1999 and 2001 bonds,

8.                                      Creditors: amounts falling due after more than one year

These comprise the following debenture loans:

	31 December 2001 £	31 December 2001 US$£	31 December 2000 £	31 December 1999 £
Loans:
13% US$ 275m notes due 2009	182,435,188	265,315,494	176,527,834	162,498,768
13% Euro125m notes due 2009	73,809,873	107,341,699	75,661,291	74,216,598
14% Euro 200m notes due 2010	119,285,146	173,476,388	122,509,458	—
14% US$ 200m notes due 2011	116,483,798	169,402,387	—	—
14% Euro 150m notes due 2011	77,759,832	113,086,124	—	—
Equity value certificates relating to the 1999 bonds	16,130,118	23,458,030	—	—
Equity value certificates relating to the 2001 bonds	30,968,236	45,037,105	—	—
Accruals and deferred income	28,260,093	41,098,653	2,978,466	3,192,169
	645,132,284	938,215,880	377,677,049	239,907,535

All of these notes are repayable after more than 5 years.

The 13% notes 2009 will mature on May 1 2009. However, the company may redeem some or all of the notes at any time on or after May 1 2004. In addition, prior to May 1 2002, the company may redeem up to 35% of the notes with the proceeds of certain offerings of ordinary shares of Cableuropa S.A.

The 14% notes 2010 will mature on 15 July 2010.  However, the company may redeem some or all of the notes on or after 15 July 2005.  In addition, prior to July 15, 2003, the company may redeem up to 35% of the notes with the proceeds of certain offerings of ordinary shares of Cableuropa S.A.

The 14% notes 2011 will mature on February 15 2011. However, the Issuer may redeem some or all of the notes at any time on or after February 15 2006. In addition, prior to February 15 2004, the Issuer may redeem up to 35% of the notes with the proceeds of certain offerings of ordinary shares of Cableuropa S.A.

13% US$275m notes 275,000 units of $1,000 principal amount of dollar notes and one-dollar Equity value certificate were issued on 6 May 1999 at a discounted price of US$ 984.59. Expenses of US$ 8,937,500 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount at the balance sheet date was US$ 9,684,506 (2000: US$ 11,002,624, 1999: US$ 12,320,742).  The dollar equity value certificate evidences the right to receive the cash value of 0.002299657 of one ordinary share of Cableuropa S.A. in dollars.

13% Euro125m notes 125,000 units of Euro 1,000 principal amount of euro notes and one Euro Equity value certificate were issued on 6 May 1999 at a discounted price of Euro 984.59. Expenses of Euro 4,062,500 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount at the balance sheet date was Euro 4,402,049 (2000: Euro 5,001,193, 1999: Euro 5,600,338).  The Euro equity value certificate evidences the right to receive the cash value of 0.002299657 of one ordinary share of Cableuropa S.A. in Euro.

14% Euro 200m notes 200,000 units of Euro 1,000 principal amount were issued on 30 June 2000 at a discounted price of Euro 970.  The discount has been netted from the gross amount of the loan and is being amortised over the period of the loan. The unamortised amount at the balance sheet date was Euro 5,100,000 (2000: Euro 5,700,000).  The expenses of this issue have been borne by Cableuropa S.A..

14% US$200m notes 200,000 units of $1,000 principal amount of dollar notes and one dollar Equity value certificate were issued on 9 February 2001 at a discounted price of US$862.04.

Expenses of US$6,000,000 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount at the balance sheet date was US$ 30,597,613. The dollar equity value certificate evidences the right to receive the cash value of 48.89512850 ordinary shares of Cableuropa S.A.

14% Euro150m notes 150,000 units of Euro1,000 principal amount of Euro notes and one Euro Equity value certificate were issued on 9 February 2001 at a discounted price of Euro 862.04. Expenses of Euro 4,500,000 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount at the balance sheet date was Euro 22,948,210. The Euro equity value certificate evidences the right to receive the cash value of 45.98831311 ordinary shares of Cableuropa S.A.

All the notes are fully and conditionally guaranteed, jointly and severally on a subordinated unsecured basis by companies in the Cableuropa Group

The equity value certificates relating to the 1999 bonds are only separable from the notes when certain conditions are met. Subject to these conditions, the equity value certificates will be redeemable at the earliest of an initial public offering of Cableuropa S.A. or a reorganisation of the Cableuropa Group or May 31 2009.

The equity value certificates relating to the 2001 bonds are only separable from the notes when certain conditions are met. Subject to these conditions, the equity value certificates will be redeemable at the earliest of an initial public offering of Cableuropa S.A. or a reorganisation of the Cableuropa Group or March 16 2011.

9.             Called up share capital

The authorised and issued share capital of the Company is £50,000 divided into 50,000 ordinary shares of £1 each, of which two fully paid shares and 49,998 shares paid up to one quarter have been issued.

The issued share capital is paid up as follows: -

	31 December 2001 £	31 December 2001 US$£	31 December 2000 £	31 December 1999
2 fully paid shares of £1 each, issued at par on incorporation	2	3	2	2
49,998 paid up to one-quarter shares of £1 each, issued at par on 4 February 1999.	12,500	18,178	12,500	12,500
	12,502	18,181	12,502	12,502

10.          Reconciliation of movements in equity shareholders’ funds

	Share capital 2001 £	Profit and loss account 2001 £	Total 2001 £	Total 2000 £	Total 1999 £
Opening equity shareholders’ funds	12,502	50,075	62,577	28,806	—
Retained (loss)/profit for the financial period		(33,601)	(33,601)	33,771	16,304
Issue of share capital	—	—	—	—	12,502
Closing equity shareholders’ funds	12,502	16,474	28,976	62,577	28,806

11.          Ultimate parent undertaking and controlling party

ONO Finance (Holdings) Limited is the ultimate parent undertaking of the company. The shares of ONO Finance Holdings are in turn held by Royal Exchange Trust Company Limited under the terms of a Declaration of Trust for charitable purposes. Copies of those group accounts may be obtained from the Registrar of Companies

Cableuropa S.A., a company incorporated in Spain, is the largest group of which the company is a member (2% owned) and for which group accounts are drawn up. Copies of those group accounts may be obtained from Edificio Europa II, Calle Musgo 2, Urbanización la Florida, 28023 Aravaca, Madrid, Spain.

12.                               Related party transactions

The company has taken advantage of the exemption in Financial Reporting Standard No 8 from disclosing transactions with its holding company on the grounds that it is more than 90% owned.

The company is owned 98% by ONO Finance (Holdings) Limited and 2% owned by Cableuropa S.A.  ONO Finance (Holdings) Limited has borne all administrative expenses of the company, including legal, accounting and rental costs.  Accordingly, no administrative expenses have been recorded in the accompanying financial accounts.

13.          US GAAP

Reconciliation of shareholders’ equity and net (loss)/profit

Reconciliation of shareholders equity	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Period ended 31 December 1999 £

Shareholders’ equity in accordance with UK GAAP	28,976	42,141	62,577	28,806
Proposed dividend	75,000	109,072	—	—
Shareholders equity in accordance with US GAAP	103,976	151,213	62,577	28,806

Reconciliation of net (loss)/profit	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Period ended 31 December 1999 £

Net (loss)/profit in accordance with UK GAAP	(33,601)	(48,865)	33,771	16,304
Proposed dividend	75,000	109,072	—	—
Net profit in accordance with US GAAP	41,399	60,207	33,771	16,304

Use of Estimates in the Preparation of the Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of all cash in banks, cash in hand, and other equivalent instruments with original maturities of three months or less.

Debt issuance costs

Under UK GAAP, debt issuance costs of £15,072,855 are netted against the carrying value of the related debt.  Under US GAAP, these costs are reclassified as a long-term asset and amortised over the period of the debt.  This difference in classification gives rise to no differences in reported shareholders equity and net income.

The company has considered the impact of new accounting standards in the UK and the US and does not expect them have a material impact on the company’s financial statements.

Revaluation of Equity Value Certificates

Under UK GAAP, increases in the value of the equity value certificates are recorded in the statement of recognised gains and losses.  Under US GAAP, such amounts are charged to other comprehensive income.  However, as the increase in the value of the equity value certificates related to the Company’s debt obligations is equivalent to the increase in the value of the related receivable from Cableuropa S.A., there are no differences between net income, comprehensive income or shareholders’ equity between US and UK GAAP.

Income taxes

Provision for taxation has been made at the rate of 30%.

There are no temporary differences giving rise to deferred taxes in accordance with US generally accepted accounting principles

Financial instruments

31 December 2001	Notional amount £	Carrying amount £	Fair value £
13% US$ notes 2009	189,094,410	182,435,188	145,602,695
13% Euro notes 2009	76,504,070	73,809,873	58,908,134
14% Euro notes 2010	122,406,512	119,285,146	96,701,145
14% US$ notes 2011	137,523,207	116,483,798	108,643,334
14% Euro notes 2011	91,804,884	77,759,832	72,525,858
	617,333,083	569,773,837	482,381,166

31 December 2001	Notional amount US$	Carrying amount US$	Fair value US$
13% US$ notes 2009	275,000,000	265,315,494	211,750,000
13% Euro notes 2009	111,259,869	107,341,699	85,670,099
14% Euro notes 2010	178,015,790	173,476,388	140,632,474
14% US$ notes 2011	200,000,000	169,402,387	158,000,000
14% Euro notes 2011	133,511,843	113,086,124	105,474,356
	897,787,502	828,622,092	701,526,929

31 December 2000	Notional amount £	Carrying amount £	Fair value £
13% US$ notes 2009	183,884,988	176,527,834	136,330,000
13% Euro notes 2009	78,814,628	75,661,291	58,376,800
14% Euro notes 2010	126,103,405	122,509,458	95,927,200
	388,803,021	374,698,583	290,634,000

31 December 1999	Notional amount £	Carrying amount £	Fair value £
13% US$ notes	170,278,638	162,.498,768	162,498,768
13% Euro notes	77,697,663	74,216,598	74,216,598
	247,976,301	236,715,366	236,715,366

The company could be exposed to credit related losses due to the debt financing in place.

The fair value is based on the quoted market value of the notes at 31 December 2001, 2000 and 1999.

Cash flow statement

	Year ended 31 December 2001 £	Year ended 31 December 2001 US$£	Year ended 31 December 2000 £	Period ended 31 December 1999
Cash flows from operating activities:
Net income	59,142	86,010	33,771	16,304
Adjustments to reconcile net income to net cash
Foreign exchange transaction gain/(loss)	57	83	(1,322)	(29)
Amortisation of debt issuance costs and debt discount	5,074,892	7,380,415	1,448,315	775,390
Accretion of discount on notes receivable	(5,074,892)	(7,380,415)	(1,448,315)	(775,390)
Non cash interest payable	52,136,533	75,822,160	42,537,069	20,992,047
Non cash interest receivable	(52,175,922)	(75,879,443)	(42,569,531)	(21,008,336)
Increase in debtors	—	—	—	—
(Decrease) in creditors	(8,422)	(12,248)	(4)	4
Total adjustments	(47,754)	(69,448)	(33,788)	(16,314)
Net cash inflow/(outflow) from operating activities	11,388	16,562	(17)	(10)

Cash flows from financing activities issue of share capital	—	—	—	12,502

Net (decrease)/increase in cash and cash equivalents	11,388	16,562	(17)	12,492

Cash and cash equivalents, at beginning of period	12,475	18,142	12,492	—

Cash and cash equivalent, at end of period	23,863	34,704	12,475	12,492

Non-cash investing and financing activities disclosure:

The cash proceeds from the debt issuance were received directly by Cableuropa S.A.  Accordingly, the cash flow statement does not reflect receipt of these proceeds and a subsequent disbursement to Cableuropa S.A.

Accounting for derivative instruments and hedging activities

The company has considered the impact of new accounting standards in the UK and the US and does not expect them have a material impact on the company’s financial statements.

13.          Subsequent events

There were no subsequent events.

14.          Derivatives and other financial instruments

The company’s financial instruments comprise borrowings, debtors and creditors that arise as a result of normal operations.  The company does trade in financial instruments.

The main risk arising from the company’s financial instruments is foreign currency risk.  However, as the onward lendings to Cableuropa Group are in the same currencies as the borrowings, any foreign currency exposure should be minimal.  Details can be found in notes 6 and 8.

Maturity of financial instruments

The maturity profiles of the company’s financial instruments are detailed in notes 6 and 8.

Fair values

The fair value of the financial liabilities at 31 December 2001 is detailed in note 13.  The fair values of the financial assets are not materially different from their book value as detailed in note 6.

Interest rate risk

The company is not exposed to interest rate risk as all interest rates on financial instruments are fixed as detailed in notes 6 and 8 and finance raised by the issue of the financial instruments are subsequently on lent at similar fixed rates of interest.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONO FINANCE PLC

(Registrant)

Date: July 1, 2002
	By:	/s/ Peter Hills

Peter Hills, Director

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Bryan Needham, certify that:

1.                                       I have reviewed this annual report on Form 20-F of ONO Finance PLC, (the “Company”);

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                       The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in paragraph (c) of Exchange Act Rule 15d-14) for the Company and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (“Evaluation Date”);

(c)                                  Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(d)                                 Disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)                                     All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)                                  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(e)                                  Indicated in this report whether or not there were significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Bryan Needham
Name:	Bryan Needham
Title:	Director
Date:	May 13, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act 2002

I, Peter Hills, certify that:

1.             I have reviewed this annual report on Form 20-F of ONO Finance PLC, (the “Company”);

2.                                       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.                                       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.                                       The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as such term is defined in paragraph (c) of Exchange Act Rule 15d-14) for the Company and we have:

(a)                                  Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)                                 Evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (“Evaluation Date”);

(c)                                  Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(d)                                 Disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

(i)                                     All significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

(ii)                                  Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

(e)                                  Indicated in this report whether or not there were significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By:	/s/ Peter Hills
Name:	Peter Hills
Title:	Director
Date:	May 13, 2003