Form 20-F
period 2002-12-31
ONO FINANCE PLC
filed 2003-05-29
CIK 1096495

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                                 Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)

or

☒                                  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2002 (No Fee required)

or

☐                                 Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transaction period from N/A to N/A (No Fee required)

Commission file number 333-10976-01

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

$200,000,000 14% Notes Due 2011

€150,000,000 14% Notes Due 2011

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

ONO Finance PLC (the “Company”) is a company organized under the laws of England and Wales. References to the “2009 dollar Notes” are to the $275,000,000 13% Notes due 2009 and references to the “2009 euro Notes” are to the €125,000,000 13% Notes due 2009 (together with the 2009 dollar Notes, the “2009 Notes”), references to the “2010 euro Notes” are to the €200,000,000 14% Notes due 2010 (“2010 Notes”) references to the “2011 dollar Notes” are to the $200,000,000 14% Notes due 2011 and references to the “2011 euro Notes” are to the €150,000,000 14% Notes due 2011 (together with the 2011 dollar Notes, the “2011 Notes”), all issued by ONO Finance PLC.  The 2009 Notes, the 2010 Notes and the 2011 Notes are collectively referred to as the “Notes”.

As described below in Item 5. “Operating and Financial Review and Prospects” and in our financial statements included in Item 18. “Financial Statements”, on February 13, 2003 the Company cancelled a significant portion of the Notes.  Following this cancellation, €45,628,000 in principal amount of 2009 euro Notes, $92,098,000 in principal amount of the 2009 dollar Notes, €113,702,000 in principal amount of 2010 euro Notes, €112,053,000 in principal amount of 2011 euro Notes, and $83,514,000 in principal amount of 2011 dollar Notes remain outstanding.

Presentation of Financial and Certain Other Information

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR”, “euro” or “€” are to the lawful currency in eleven Member States of the European Union. “U.S. dollars”, “dollars”, “U.S.$” or “$” are to United States dollars, the lawful currency of the United States of America.  References to “pounds” or “£” are to British pounds sterling, the lawful currency of the United Kingdom.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from pounds at an assumed rate solely for your convenience, and should not be construed as representations that pound amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate.  Unless indicated otherwise, U.S. dollar amounts have been translated from the pound at the rate of £1.00 = $1.6095, the noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York, or the Pound Noon Buying Rate, on December 31, 2002.

The Company maintains its accounting records and prepares its statutory accounts in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. The Company’s audited financial statements as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 13 of the notes to our financial statements included elsewhere in this Form 20-F.

Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

i

Further Information

The Notes have been guaranteed by Cableuropa, S.A.U. (“Cableuropa”) and certain of its subsidiaries (collectively, the “Note Guarantors”).  Information regarding Cableuropa and the other Note Guarantors is available in Cableuropa’s Form 20-F filed with the Securities and Exchange Commission on May 9, 2003 (the “Cableuropa Annual Report”).

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934.  These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements.  By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects”, could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements.  The Company is claiming the benefits of the safe harbor provisions referred to above.

The Company’s registered office is located at 200 Aldersgate Street, London EC1A 4JJ, England.

ii

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

The following tables present selected financial data as of and for each of the four years in the period ended December 31, 2002.  The selected financial data presented below as of and for each of the four years in the period ended December 31, 2002 are derived from our audited financial statements for these periods and should be read in conjunction with these financial statements and related notes thereto included in this Form 20-F. The financial statements have been prepared in accordance with U.K. GAAP which differs in certain significant respects from U.S. GAAP. You can find a description of the significant differences between U.K. GAAP and U.S. GAAP and reconciliations in note 13 of the notes to the financial statements.

The Company was incorporated on August 20, 1998 and had no operations prior to its issuance of the 2009 Notes on May 6, 1999.

Profit and Loss Account

	As at 31 December,
	1999	2000	2001	2002
	£	£	£	£
Interest receivable and similar income	21,783,726	44,665,846	86,248,879	88,695,480
Foreign exchange (losses)/gains, net	29	(11,678)	(307)	9,941
Interest payable and similar charges	(21,767,451)	(44,620,397)	(86,189,430)	(88,629,172)

Profit on ordinary activities before taxation	16,304	33,771	59,142	76,249
Tax on profit on ordinary activities	—	—	(17,743)	(9,335)

Profit on ordinary activities after taxation	16,304	33,771	41,399	66,914
Dividend	—	—	(75,000)	(74,997)

Retained profit for the period	16,304	33,771	(33,601)	(8,083)

Statement of Recognized Gains and Losses

	As at 31 December,
	1999	2000	2001	2002
	£	£	£	£
Profit for the financial period	16,304	33,771	41,399	66,914
Revaluation of equity value certificates due from Cableuropa	7,183,992	(3,567,713)	39,586,078	(30,535,128)
Revaluation of equity value certificates due to bondholders	(7,183,992)	3,567,713	(39,586,078)	30,535,128

	16,304	33,771	41,399	66,914

Balance Sheet

	As at December 31,
	1999	2000	2001	2002
	£	£	£	£

Debtors: receivable after more than one year	236,465,728	374,028,569	565,865,404	572,209,595
Debtors: receivable within one year	20,289,928	26,135,308	108,582,822	59,931,601

Total debtors	256,755,656	400,163,877	674,448,226	632,141,196
Cash at bank and in hand	12,492	12,475	23,863	85,745

Current assets	256,768,148	400,176,352	674,472,089	632,226,941
Creditors: amounts falling due within one year	(16,831,807)	(22,436,726)	(29,310,829)	(28,978,215)

Net current assets	239,936,341	377,739,626	645,161,260	603,248,726
Creditors: amounts falling due after more than one year	239,907,535	(377,677,049)	(645,132,284)	(603,227,833)

Net assets	28,806	62,577	28,976	20,893

Capital and Reserves
Called up share capital	12,502	12,502	12,502	12,502
Profit and loss account	16,304	50,075	16,474	8,391

Equity shareholders’ funds	28,806	62,577	28,976	20,893

U.S. GAAP Data:

	As at December 31,
	1999	2000	2001	2002
	£	£	£	£

Net income/(loss)	16,304	33,771	41,399	66,914
Shareholders’ equity	16,304	62,577	103,976	95,890

Exchange Rates

For your convenience, this Annual Report contains certain translations of the pound into U.S. dollars based on the noon buying rate. The noon buying rate is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below provides, for the periods indicated, the period-end, average, high and low exchange rates between the pound and the U.S. dollar, expressed in dollars per pound, based on the noon buying rate. These rates have been provided for your convenience and they are not the exchange rates used to prepare the financial statements included in this Annual Report. On May 20, 2003, the noon buying rate was £1.00 = U.S.$1.6393.

Year ended December 31,	High	Low	Average Rate(1)	End of Period
	(dollars per pound)
2002	1.6095	1.4074	1.5084	1.6095
2001	1.5045	1.3730	1.4418	1.4543
2000	1.6765	1.4514	1.5667	1.4515
1999	1.7222	1.5515	1.6303	1.6086
1998	1.7035	1.5827	1.6550	1.6760

(1)                                  The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period.

The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for the six months ending April 30, 2003.

	High	Low
	(U.S. dollars per pound)

2003
April	1.6000	1.5500
March	1.6129	1.5624
February	1.6480	1.5727
January	1.6482	1.5975

2002
December	1.6095	1.5555
November	1.5915	1.5440

Risk Factors

Our business, our ability to pay the principal and interest on the Notes and any decision by security holders are subject to a number of significant risks, including those described below.  These risks are not the only ones associated with our business or the Notes. Additional risks not known to us at present or that we currently deem immaterial may also impair our business operations and our ability to pay the principal and interest on the Notes.

We are a financing entity with no additional operations

The Company is a financing entity with no business operations other than the issuance of debt securities, including the Notes and the lending of the proceeds of such offerings to Cableuropa and the other Note Guarantors under the multi-borrower credit facilities, or similar agreements in the future. We will rely on payments the Note Guarantors must make under the multi-borrower credit facilities to provide the funds necessary for us to pay principal and interest on the Notes and to pay our other expenses. Therefore, we are subject to all risks to which Cableuropa and the other Note Guarantors are subject, to the extent such risks could limit their ability to satisfy their obligations under the multi-borrower credit facilities.

For a discussion of other risk factors affecting the Notes and the operations of the business of the Note Guarantors, see Item 3.D. “Key Information—Risk Factors” of the Cableuropa Annual Report.

Item 4.  Information on the Company

History and Development of the Company

The Company was incorporated on August 20, 1998 as a public limited company with limited liability under the laws of England and Wales. Our registered office is at 200 Aldersgate Street, London EC1A 4JJ, England and our phone number is +44 20 7600 1000.  We are registered as a company with the Registrar of Companies for England and Wales with company number 3619149. Our authorized and issued share capital is £50,000 divided into 50,000 ordinary shares with a par value of one pound each, of which two fully-paid shares and 49,998 shares paid up to one quarter have been issued.

Business Overview

Our principal purpose is to finance the business operations of Cableuropa and its subsidiaries. We have conducted no other operations since we were established and will have no subsidiaries or significant businesses other than the issuance of debt securities and are not expected to produce any income except for payments received from Cableuropa and its subsidiaries under the multi-borrower credit facilities.  For more information on Cableuropa’s business operations, see Item 4 of the Cableuropa Annual Report.

Organizational Structure

ONO Finance (Holdings) Limited (“ONO Holdings”), an English private limited company, holds 98% and Cableuropa holds the remaining 2% of the share capital of the Company. ONO Holdings has a share capital of one pound consisting of a single share of par value of one pound and its sole shareholder is Royal Exchange Trust Company Limited, a professional trust corporation which holds this share under the terms of an English law charitable trust.

Property, Plant and Equipment

We do not own, lease, or otherwise occupy any property.

Legal Proceedings

We are currently not party to any legal proceedings.

Item 5.  Operating and Financial Review and Prospects

Critical Accounting Policies

We prepare our financial statements in accordance with U.K. GAAP with reconciliations to U.S. GAAP included.  The preparation of financial statements in conformity with U.K. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may vary from these estimates.

For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 1, Accounting Policies, to our financial statements.

Loans

Borrowings are included as liabilities in the balance sheet at their proceeds, net of discount and expenses. The expenses and discount are charged to loan interest in the profit and loss account over the term of the borrowing, using the effective interest method.  Funds on lent to Cableuropa and its subsidiary companies are accounted for in exactly the same manner in order to match the borrowing and the debtor treatment.

Finance costs

Finance costs on borrowings are recognized in the profit and loss account over the term of such instruments at a constant rate over the period of the instrument.

Foreign exchange

Transactions in foreign currencies are translated into British pounds sterling at the rates of exchange current at the dates of the transactions. Foreign currency monetary assets and liabilities in the balance sheet are translated into sterling at the rates of exchange ruling at the end of the year. The resulting gain or loss is included as an exchange gain or loss in the profit and loss account.

Results of Operations

The Company is a financing entity whose principal business is to finance the business operations of Cableuropa and its subsidiaries.  We have conducted no other operations since we were established and expect not to have subsidiaries or significant businesses other than the issuance of debt securities and are not expected to provide any income except payments received from Cableuropa and its subsidiaries under the multi-borrower credit facilities. Our only recent significant business event was the cancellation on February 13, 2003 of a significant portion of the Notes which we acquired from Cableuropa in exchange for (i) the cancellation of an equivalent principal amount of indebtedness under the relevant multi-borrower credit facilities, (ii) certain amendments to the multi-borrower credit facilities and (iii) a one-off fee of £93,000 payable to ONO Holdings and an arrangement fee payable to ONO Holdings annually to compensate for the reduction of our net margin before expenses from the borrowing under the Notes and on-lending to Cableuropa under the multi-borrower credit facilities.

After cancellation of the Notes purchased, the following Notes remain outstanding:

	Original issue (thousand)	Notes cancelled on February 13, 2003 (thousand)	Remaining issue (thousand)

EUR 13% Notes due 2009	€125,000	€79,372	€45,628
USD 13% Notes due 2009	$275,000	$182,902	$92,098
EUR 14% Notes due 2010	€200,000	€86,298	€113,702
EUR 14% Notes due 2011	€150,000	€37,947	€112,053
USD 14% Notes due 2011	$200,000	$116,486	$83,514

Previously, our only significant business events were our issuance of the 2011 Notes on February 9, 2001, our issuance of the 2010 Notes on June 30, 2000, and our issuance of the 2009 Notes on May 6, 1999.  We conducted no operations in 1998 or in any earlier period.  We believe that our current working capital is sufficient for our present requirements.

For a discussion on the operating and financial review and prospects of the ONO Group and Cableuropa’s subsidiaries, see Item 5. “Operating and Financial Review and Prospects” of Cableuropa’s Annual Report.

Item 6.  Directors, Senior Management and Employees

Directors

The following table shows information regarding our directors:

Name	Age	Title	Member of Board of Director Since	Termination
Bryan Donald Needham	61	Director	1999	2009
Peter Michael Hills	49	Director	2000	2009

Bryan Donald Needham, is a Director of Capita IRG Trustees Limited and its subsidiary, Royal Exchange Trust Company Limited, which administer a wide range of Corporate Trusts including securitizations.  Mr. Needham is a Director of a number of Companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

Peter Michael Hills, is a Manager of Capita IRG Trustees Limited and its subsidiary, Royal Exchange Trust Company Limited, which administer a wide range of Corporate Trusts including securitizations.  Mr. Hills is a Director of a number of Companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

The following table shows information regarding the main activities currently undertaken by our directors outside the Company:

Name	Main Activities outside ONO Finance
Bryan Donald Needham

Mr. Needham serves as a director for the following companies: Gracechurch Mortgage Finance (No.3) Plc, Gracechurch Mortgage Trustee (No.1) Limited, Gracechurch Mortgage Trustee (No.2) Limited, Prospect 1 Receivables Trustee Limited, Prospect Heights (Holdings) Limited, Prospect 1 Plc, Residential Property Securities No.4 Plc, East West Holdings Limited, Maple Mortgage Holdings Limited, Maple Mortgage Securities No.1 Plc, Guaranteed Export Finance Corporation Plc, First Securitisation Company Limited, Gracechurch Mortgage Finance Plc, GRE Trust Company (Ireland) Limited, Gracechurch Mortgage Finance (No.2) Plc, Gracechurch Mortgage (Holdings) Limited, Gracechurch Receivable (Holdings) Limited, Gracechurch Receivable Trustee Limited, Gracechurch Personal Loan Finance (No.1) Plc, Lothbury Funding No.1 Plc, Sarfu Limited, Residential Property Securities No.3 Plc, L.A.B Investments Plc, L.A.B Investments (Holdings) Limited, Royal Exchange Trust Company (Jersey) Limited, Interm Limited, HGV Co. Limited, Framleypark Limited, Framleyhurst Limited, Royal Exchange Trust Company (Guernsey) Limited, Prospect 2 Receivables Trustee Limited, Prospect 2 Plc, Merrion Square (Holdings) Limited, Ireland Residential Securitised Home Mortgages (No.1) Plc, Thames Asset Global Securitisation No.1 PLC, Prospect 3 plc, Prospect 3 Receivables Trustee Limited, Residential Mortgage Securities Limited, Residential Mortgage Securities No 1 plc, Residential Mortgage Securities Options, Housing Association Finance Corporation No 1 plc, H A Funding Limited, Finance for Residential Social Housing (Holdings) Limited, Finance For Residential Social Housing plc, Orchardbrook Limited, Residential Mortgage Securities 2 plc, RMS 2 Limited, RMS 2 Options Limited, Opus Master Receivables Trustee Limited, Opus Series 1 Plc, Residential Property Securities No.5 PLC, Royal Exchange Trust Company (BG) Limited, Aire Valley Finance Plc, Residential Mortgage Securities 3 plc, RMS 3 Limited, RMS 3 Options Limited, Spicedeck Limited, Mortgage Express Hldgs, Mortgage Express No.2, HSMS, Silhouette Mortgages Ltd, Finance for Mortgages Limited, Scotlife Home Loans (No.2) Limited, Orvieto Limited, Burra Limited, The Money Store Sterling No.1 plc, The Higher Education Securitised Investment Series No.1 plc, Finance For Higher Education Limited, The Higher Education Securitized Investments Series (Holdings) Limited, Southern Pacific Securities A plc, Southern Pacific A Ltd, SP Options Limited, RMS 4 Options Limited, RMS 4 Limited, Residential Mortgage Securities 4 plc, Meridian VAT Trustees Limited, Royal Exchange Trust Company (BPP) Limited, Leek Finance Number Two plc, Prospect 4 Plc, Prospect 4 Receivables Trustee Limited, FAB

Funding (UK) Limited, Hotel Securitisation Holdings Limited, Hotel Securitisation, (No 1) Plc, Wisteria Finance Limited, RMS 5 Limited, Residential Mortgage Securities 5 plc, Southville Funding Limited, RSL Finance (No 1) plc, Leek Finance Holdings Number Two Limited, Royal Exchange Trust Company (AOC) Limited, RSL Finance Holdings Limited, Royal Exchange Trustee Nominees Limited, RMS 5 Options Limited, ONO Finance (Holdings) Limited, Non-Conforming Mortgages 1 plc, Morgan Stanley Mortgage Finance (Broadgate) PLC, Tussauds Finance Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 6 Options Limited, Investors Finance Company PLC, Investors Finance Company (Holdings) Limited, Southern Pacific Securities C plc, Southern Pacific B Limited, City Aviation Limited, Mortgages No1 (Holdings) Limited, Mortgages No1 (Options) Limited, Mortgages No1 plc, Mortgages No1 (Notes) Limited, Residential Mortgage Securities 7 Plc, RMS 7 Limited, RMS 7 Options Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Ltd, St James’ Park Limited, Zincor Limited, Gracechurch Card (Holdings) Limited, Gracechurch Card Funding (No.1) PLC, Platform Home Loans No.1 PLC, Millennium Link Trust, Barclaycard Funding PLC, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Leek Finance Number Three Limited, Leek Finance Holdings Number Three Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding plc, Tussauds Intermediate Holdings Limited, Residential Mortgage Securities 8 plc, RMS 8 Limited, RMS 8 Options Limited, Gallaher Asset Finance 2000, Capita IRG Trustees (Nominees) Limited, Capita IRG Trustees Limited, Monument Securitisation No1 Plc, Monument Options No1 Limited, Monument MT No1 Limited, Monument Securitisation Holdings Limited, Residential Mortgage Securities 9 Plc, RMS 9 Limited, RMS 9 Options Limited, Platform Home Loans Options No2 Limited, Platform Home Loans Holdings No 2 Limited, Platform Home Loans No 2 Plc, Mortgages No2 Dacs Limited, Mortgages No 2 (Options) Limited, Mortgages No 2 (Holdings) Limited, Mortgages No 2 Plc, Aire Valley Trustees (No 2) Limited, Aire Valley Finance (No 2) plc, Prospect 6 plc, Prospect 6 (Jersey) Limited, RMS 10 Limited, RMS 10 Options Limited, Residential Mortgage Securities 10 plc, Werretown Supermarkets Securitisations Plc, Werretown Supermarkets Securitisations (Holdings) Limited, Leek Finance Number Five Limited, Leek Finance Holdings Number Five Limited, Leek Finance Holdings Number Six Limited, Leek Finance Number Six Limited, Mortgages No 3 (Holdings) Ltd, Mortgages No 3 (Options) Ltd, Mortgages No 3 (APC) Ltd, GHG Finance Limited, Royal Exchange Trust Company Limited, RMS 11 Limited, RMS 11 Options Limited, Residential Mortgage Securities 11 PLC, Leek Finance Number 7 Ltd, Leek Finance Holdings Number 7 Ltd, Meadowhall CMR Finance plc, Meadowcroft CMR Holdings Limited, Residential Mortgage Securities 12 PLC, RMS 12 Options Limited, RMS 12 Limited, Leek 9 Holdings Limited, Leek 9 Plc, Leek 8 Holdings Limited, Leek 8 Plc, Southern Pacific Securities D Plc, Southern Pacific D Parent Limited, Monument Securitisation Holdings No2 Limited, Monument Post Enforcement No2 Limited, Monument Securitisation (CMBS) No2 Limited, Monument MT No2 Limited, Securitisation of Financial Assets Limited, Artesian Finance PLC, Artesian Options Limited, Dee Valley Water (Holdings) Limited, Portsmouth Water Holdings Limited, Leek Finance Holdings Number Eleven Limited, Leek Finance Number Eleven Limited, Rudyard Finance Number One PLC, Rudyard Finance Holdings Number One Limited, Lynchwood Mortgages No 1 Limited, Southern Pacific Securities E Plc, Southern Pacific E Parent Limited, Mortgages No 4 Plc, Mortgages No 4 Dacs Limited, Mortgages No 4 Holdings Limited, Mortgages No 4 Options Limited, Kyndal Finance Limited, Southern Pacific Securities F Plc, Southern Pacific F Parent Limited, RMS 14 Limited, RMS 14 Options Limited, Residential Mortgage Securities Plc, Mortgages No 5 Plc, Mortgages No 5 Dacs Limited, Mortgages No 5 Holdings Limited, Mortgages No 5 Options Limited, Southern Pacific Securities G Plc, Southern Pacific G Parent Limited, Leek Finance Holdings Number Twelve Limited and Leek Finance Number Twelve Limited.

Peter Michael Hills

Mr. Hills serves as a director for the following companies: Prospect 3 plc, Prospect 3 Receivables Trustee Limited, Prospect Heights (Holdings) Limited, Prospect 1 Receivables Trustee Limited, Prospect 1 plc, Prospect 2 plc, Prospect 2 Receivables Trustee Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding Plc, Prospect 4 Receivables Trustee Limited, Prospect 4 Plc, Opus Series 1 plc, Opus Master Receivables Trustee Limited, East West Holdings Limited, Gallaher Asset Finance 2000 Limited, St James’ Park Finance Limited, Housing Association Funding PLC, H A Funding Limited, Investor Finance Company PLC, Investors

Finance Company (Holdings) Limited, Aire Valley Finance Plc, Spicedeck Limited, RMS 8 Limited, Residential Mortgage Securities 8 plc, RMS 8 Options Limited, Residential Mortgage Securities 1 plc, RMS Options Limited, Residential Mortgage Securities Limited, RMS 2 Limited, RMS 2 Options Limited, Residential Mortgage Securities 2 plc, Residential Mortgage Securities 3 plc, RMS 3 Options Limited, RMS 3 Limited, RMS 4 Limited, RMS 4 Options Limited, Residential Mortgage Securities 4 plc, RMS 5 Options Limited, RMS 5 Limited, Residential Mortgage Securities 5 plc, RMS 6 Options Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 7 Options Limited, Residential Mortgage Securities 7 plc, RMS 7 Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Limited, Platform Home Loans No1 Plc, L.A.B. Investments Plc, L.A.B Investments (Holdings) Limited, Plum Sterling No. 1 Plc, Leek Finance Number Two plc, Leek Finance Holdings Number Two Limited, Leek Finance Number Three Limited, Leek Finance Holdings Number Three Limited, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Finance for Residential Social Housing (Holdings) Limited, Finance For Residential Social Housing plc, Orchardbrook Limited, Thames Asset Global Securitisation No 1 PLC, The Higher Education Securitised Investment Series No 1 plc, Finance For Higher Education Limited, The Higher Education Securitised Investments Series (Holdings) Limited, RSL Finance (No 1) plc, RSL Finance Holdings Limited, Non-Conforming Mortgages 1 plc, Residential Property Securities No.3 Plc, Residential Property Securities No.4 Plc, Residential Property Securities No.5 Plc, Morgan Stanley Mortgage Finance (Broadgate) PLC, Southern Pacific A Limited, SP Options Limited, Southern Pacific Securities A plc, Southern Pacific Securities C plc, Southern Pacific B Limited, Non Conforming Mortgages 1 Plc, ONO Finance (Holdings) Limited, Guaranteed Export Finance Corporation Plc, First Securitisation Company Limited, Gracechurch Receivable (Holdings) Limited, Gracechurch Receivable Trustee Limited, Gracechurch Mortgage Finance Plc, Gracechurch Mortgage (Holdings) Ltd, Gracechurch Personal Loan Finance (No.1) Plc, Gracechurch Mortgage Trustee (No 1) Limited, Gracechurch Card (Holdings) Limited, Gracechurch Card Funding (No 1) PLC, Gracechurch Mortgage Trustee (No 2) Limited, Gracechurch Mortgage Finance (No 2) Plc, Gracechurch Mortgage Finance (No 3) Plc, Barclaycard Funding PLC, Monument Securitisation No1 Plc, Monument Options No1 Limited, Monument MT No1 Limited, Monument Securitisation Holdings Limited, FAB Funding (UK) Limited, Framleyhurst Limited, Framleypark Limited, HGV Co. Limited, Interm Limited, Residential Mortgage Securities 9 Plc, RMS 9 Limited, RMS 9 Options Limited, Hotel Securitisation Holdings Limited, Hotel Securitisation (No 1) plc, Platform Home Loans Options No2 Limited, Platform Home Loans Holdings No 2 Limited, Platform Home Loans No 2 Plc, Mortgages No 2 Dacs Limited, Mortgages No 2 (Options) Limited, Mortgages No 2 (Holdings) Limited, Mortgages No 2 Plc, Sarfu Limited, Aire Valley Finance (No 2) plc, Aire Valley Trustees (No 2) Limited, Mortgages No1 (Holdings) Limited, Mortgages No1 (Options) Limited, Mortgages No1 plc, Mortgages No1 (Notes) Limited, Prospect 6 plc, Prospect 6 (Jersey) Limited, Maple Mortgage Holdings Limited, Maple Mortgage Securities No.1 Plc, RMS 10 Limited, Residential Mortgage Securities 10 plc, RMS 10 Options Limited, Werretown Supermarkets Securitisations Plc, Werretown Supermarkets Securitisations (Holdings) Limited, Leek Finance Number Five Limited, Leek Finance Holdings Number Five Limited, Leek Finance Holdings Number Six Limited, Leek Finance Number Six Limited, Mortgages No 3 (Holdings) Ltd, Mortgages No 3 (Options) Ltd, Mortgages No 3 (APC) Ltd, RMS 11 Limited, RMS 11 Options Limited, Residential Mortgage Securities 11 PLC, Leek Finance Number 7 Ltd, Leek Finance Holdings Number 7 Ltd, Meadowhall CMR Finance plc, Meadowcroft CMR Holdings Limited, Residential Mortgage Securities 12 PLC, RMS 12 Options Limited, RMS 12 Limited, Leek 9 Holdings Limited, Leek 9 Plc, Leek 8 Holdings Limited, Leek 8 Plc, Southern Pacific Securities D Plc, Southern Pacific D Parent Limited, Monument Securitisation Holdings No 2 Limited, Monument Post Enforcement No 2 Limited, Monument Securitisation (CMBS) No 2 Limited, Monument MT No 2 Limited, Securitisation of Financial Assets Limited, Artesian Finance PLC, Artesian Options Limited, Dee Valley Water (Holdings) Limited, Portsmouth Water Holdings Limited, Leek Finance Holdings Number Eleven Limited, Leek Finance Number Eleven Limited, Rudyard Finance Number One PLC, Rudyard Finance Holdings Number One Limited, Lynchwood Mortgages No 1 Limited, Southern Pacific Securities E Plc, Southern Pacific E Parent Limited, Mortgages No 4 Plc, Mortgages No 4 Dacs Limited, Mortgages No 4 Holdings Limited, Mortgages No 4 Options Limited, Southern Pacific Securities F Plc, Southern Pacific F Parent

Limited, RMS 14 Limited, Mortgages No 5 Plc, Mortgages No 5 Dacs Limited, Mortgages No 5 Holdings Limited, Mortgages No 5 Options Limited, Southern Pacific Securities G Plc, Southern Pacific G Parent Limited, Leek Finance Holdings Number Twelve Limited and Leek Finance Number Twelve Limited.

Compensation

For the year ended December 31, 2002, the aggregate compensation of the directors and executive officers of the Company consisted of a nominal administrative fee to Royal Exchange Trust Company Limited.

Board Practices

There is no current provision to provide compensation to our directors upon termination.

Audit and Compliance Committee

We do not have an audit and compliance committee.  Our Board of Directors functions as our audit committee as defined in the Sarbanes-Oxley Act 2002 and performs all acts necessary under that legislation.

As of December 31, 2002, the Company had not adopted a code of ethics.

Employees

We do not have any employees.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

ONO Holdings, an English private limited company, holds 49,991 shares, or 98%, and Cableuropa holds the remaining two percent of our share capital. ONO Holdings has a share capital of one pound consisting of a single share of par value one pound and its sole shareholder is Royal Exchange Trust Company Limited, a professional trust corporation which holds this share under the terms of an English law charitable trust.

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

Related Party Transactions

Multi-Borrower Credit Facilities

We and the Note Guarantors have entered into the multi-borrower credit facilities, pursuant to which we have lent to the Note Guarantors (the borrowers), an amount equal to the gross proceeds of the offering of each of our Notes. A portion of the gross proceeds of the offering of each of our Notes has been applied, on the instructions of the borrowers, to pay us an up-front fee, which enabled us to pay the fees and commissions and other expenses of the relevant offering. The borrowers have appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities.

On February 13, 2003, we purchased from Cableuropa (and other borrowers under the multi-borrower credit facilities) and redeemed at face value an aggregate principal amount of our outstanding Notes of approximately €503 million in consideration for (i) the cancellation of an equivalent principal amount of indebtedness under the relevant multi-borrower credit facilities, (ii) certain amendments to the multi-borrower credit facilities and (iii) a one-off fee of £93,000 payable to ONO Holdings and an arrangement fee payable to ONO Holdings annually to compensate for a reduction of our net margin before expenses from the borrowing under the Notes and on-lending to Cableuropa under the multi-borrower credit facilities.

Principal, Maturity and Interest

The multi-borrower credit facilities specify the amount of initial loans provided on the closing date to the borrowers. Thereafter, at Cableuropa’s discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Amounts drawn under the multi-borrower credit facilities accrue interest at fixed rates which substantially mirror interest accrued on the Notes. Amounts due under the multi-borrower credit facilities will be payable by the borrowers to us in order that we, upon receipt of such amounts, will be able to satisfy our obligations to pay principal and interest on the Notes. Amounts due under the multi-borrower credit facilities are payable to us concurrently with our obligations to make payments in respect of the Notes. Accordingly, the multi-borrower credit facilities contain provisions that match the optional and compulsory redemption provisions contained in the indentures. In addition, the multi-borrower credit facilities provide for an arrangement fee to be charged to the borrowers by ONO Holdings out of which ONO Holdings will pay our corporate maintenance and other expenses. The multi-borrower credit facilities also provide for the payment of such additional amounts as may be necessary so that the net amount we receive will not be less than amounts which we are entitled to receive if certain taxes or other payments were not required.

Joint and Several Liability of the Borrowers

Under the multi-borrower credit facilities, the borrowers are jointly and severally liable to us to pay principal, interest and any other amounts due.

Additional Related Party Transactions

As discussed in Item 5., our principal purpose is to finance the business operations of Cableuropa and its subsidiaries.  Our related party transactions include the purchase from Cableuropa of a significant portion of the 2009 Notes, the 2010 Notes and the 2011 Notes; the equivalent reduction in the debt owed to us by Cableuropa and certain of the Note Guarantors; and the payment by Cableuropa to ONO Holdings of an annual fee and a one-off fee of £93,000 payable to ONO Holdings. For more information on these transactions, see Item 5. “Operating Financial Review and Prospects—Results of Operations” of this report and Item 10. “Additional Information—Material Contracts” of the Cableuropa Annual Report.

Interests of Experts and Counsel

Not applicable.

Sarbanes-Oxley Act of 2002

As the Company has only registered its Notes under the U.S. Securities Act of 1933 (and not the U.S. Securities Exchange Act of 1934) and has, to the best of our knowledge, fewer than 300 U.S. security holders of record, it is not considered an “Issuer” for purposes of the Sarbanes-Oxley Act.  Therefore, certain provisions of the Sarbanes-Oxley Act do not apply to the Company.  However, the Company is obligated under the indentures relating to its Notes to file its reports in accordance with the requirements of Form 20-F.  Therefore, although the Company is not statutorily obligated to comply with certain provisions of the Sarbanes-Oxley Act, it has chosen to comply with certain provisions in connection with the filing of its Form 20-F.

Item 8.  Financial Information

For our financial information, please see the section entitled “Item 18. Financial Statements”.

Item 9.  The Offer and Listing

Markets

The Notes trade on the Luxembourg Stock Exchange and are eligible to be traded in the Private Offerings, Resales, and Trading through Automatic Linkages (“Portal”) Market.

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

Conflict-of-Interest Transactions

Under the U.K. Companies Act 1985 (the “Act”), it is the duty of a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of that interest at a meeting of the directors of the company.  Such declaration shall be made at the meeting of directors at which the question of entering into the contract is first considered or, if the director is not at that time then interested, at the next meeting of the directors held after becoming so interested.  This is backed up in our articles of association.

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

Election of Directors

Directors may be appointed by ordinary resolution of the Company or by the board. A director appointed by the board holds office only until the dissolution of the next annual general meeting after his appointment (unless he is reappointed during that meeting).  Our directors were appointed by ordinary resolution of the Company.

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

Calling a Shareholders’ Meeting

The directors are obliged to call an annual general meeting once in each calendar year.  Additionally, the board must convene an extraordinary general meeting immediately on receipt of a written request from shareholders holding at least 10% of our shares, in accordance with the Act.

The directors are obliged to take action to convene the meeting within 21 days and the meeting must be held within 28 days of the notice of meeting being sent out, i.e., the maximum permitted delay between receipt of the requisition and day of the meeting is seven weeks.  If the directors do not take the required action the requisitionists themselves can call their meeting and the meeting must take place within three months of the date of the original request.

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

Vote Required for Extraordinary Transactions

Shareholders can act by ordinary resolution (simple majority) unless required by the Act or our articles of association to pass another type of resolution.  The Act insists that for certain decisions only a certain type of resolution is adequate, e.g., a special resolution is needed to change the name or articles of association of a company.  A special resolution requires a 75% majority to be passed.  This means that on such a vote, by a show of hands, at least three quarters of the number of shareholders present must vote in favor, and by a poll, 75% of the votes of those shareholders or their proxies present and voting must be in favor of the resolution. The main occasion on which an extraordinary resolution is required occurs when the shareholders wish to pass a resolution to put the company into voluntary liquidation.

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

Subject to the Act, a poll may be demanded on any question by:

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

•                  subject to the Act, sub-divide all or part of our shares into shares of a smaller amount and may by the resolution decide that the shares resulting from the sub-division have among themselves a preference or other advantage or be subject to a restriction; and

•                  cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by a person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Act and the rights attached to existing shares, we may also:

•                  by special resolution, reduce our share capital, any capital redemption reserve or shares premium account; and

•                  subject to the requirements of the UK Listing Authority, purchase, or agree to purchase in the future, our own shares.

Variation of Rights

Subject to the Act, whenever our share capital is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares may be varied, as provided by those rights or, if there is no such provision, then either with the consent in writing of the holders of at least three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class validly held in accordance with the Articles. The rights attached to a class of shares are not, unless otherwise expressly provided by those rights, deemed to be varied by the creation, allotment or issue of further shares ranking equally with or subsequent to them or by the purchase or redemption by us of our own shares in accordance with the Act and the Articles.

Material Contracts

For a discussion of the material contracts affecting the Company and the ONO Group, see Item 10 of the Cableuropa Annual Report on Form 20-F.

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

Taxation

The summaries set out below describe certain material U.S. tax consequences of the acquisition, ownership and disposition of the units, Notes and equity value certificates by a U.S. holder, as defined below, and certain material U.K. tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding U.S. and U.K. tax laws and practices set forth below, including the statements regarding the U.S./U.K. double taxation convention relating to income and capital gains assume that the units, Notes and equity value certificates will be issued, and transfers thereof will be made, in accordance with the applicable indenture, the applicable note depositary agreement and the applicable equity value certificate agreement.

For purposes of the U.S. Internal Revenue Code of 1986, as amended to the date hereof, which we refer to as the Code, U.S. holders of book-entry interests will be treated as owners of the Notes underlying such book-entry interests and, except as noted below, the tax consequences of owning book-entry interests will be the same as those applicable to ownership of Notes. However for U.K. tax purposes the tax consequences of owning book-entry interests will not in all cases be the same as those applicable to ownership of the Notes and it should not be assumed that the U.K. tax consequences of ownership of the Notes set out below will apply equally to ownership of book-entry interests.

United Kingdom Taxation

The following summary describes certain U.K. tax consequences of the ownership of the Notes as of the date of filing this Form 20-F but does not purport to be comprehensive and should be treated with appropriate caution. It relates only to the position of the persons who are the absolute beneficial owners of their Notes, and may not apply to special situations, such as those of dealers in securities. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date of this Annual Report, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Withholding Tax on Interest on the Notes

The Notes will constitute “quoted Eurobonds”, provided they are and continue to be listed on a “recognized stock exchange” within the meaning of section 841 of the U.K. Income and Corporation Taxes Act 1988 (the Luxembourg Stock Exchange is currently so recognized). Accordingly, if the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding for or on account of U.K. income tax.

In other cases, an amount on account of U.K. income tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty.

Withholding Tax on Payments by Note Guarantors

If any of the Note Guarantors makes any payments in respect of interest on Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the basic rate (currently 22%), subject to such relief as may be available under the provisions of any applicable double taxation treaty.  Such payments by the Note Guarantors may not be eligible for the “quoted Eurobond” exemption described above.

Provision of Information

Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the issuer or any person in the United Kingdom acting on behalf of the issuer (a “paying agent”), or is received by any person in the United Kingdom acting on behalf of the relevant noteholder (other than solely by clearing or arranging the clearing of a check) (a “collecting agent”), then the issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the noteholder (including the noteholder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the noteholder is resident in the United Kingdom for United Kingdom taxation purposes.  Where the noteholder is not so resident, the details provided to the United Kingdom Inland Revenue may, in certain cases, be passed by the United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the noteholder is resident for taxation purposes.

For the above purposes, “interest” should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on Notes.

The provisions referred to above may also apply, in certain circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

Where Notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest.   Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

The above description of the U.K. withholding tax position assumes that there will be no substitution of the issuer and does not consider the tax consequences of any such substitution.

Any discount element on Notes issued at an issue price of less than 100% of their principal amount will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to the provision of information requirements referred to above.

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

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

In general holders which are within the charge to U.K. corporation tax will be charged to tax on all returns and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market basis or an accruals basis which is authorized for tax purposes. Such holders will generally be charged to tax in each accounting period by reference to interest (and discount) accrued in that period and any profit or loss which, in accordance with such holders’ authorized accounting method, is applicable to that period.

Ownership and Disposal (including Redemption) of the Notes by other U.K. Tax Payers

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

An individual noteholder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Note is attributable, may be subject to United Kingdom taxation on disposal or redemption of a Note.  However, in calculating any chargeable gain (or allowable loss) on the transfer of a Note, the consideration for disposal of the Note will be reduced by any amount on which the noteholder is chargeable to income tax on the transfer under the accrued income scheme as described in the preceding paragraph.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) on the Notes

No U.K. stamp duty or SDRT is payable on the issue of the global Notes or of the definitive Notes. No U.K. stamp duty is payable on the transfer by delivery of a global Note, nor is any SDRT payable on any agreement for transfer of a global Note provided that the Notes are listed on a recognized stock exchange and the agreement is not made in contemplation of, or as part of an agreement for, a take-over of the issuer. U.K. stamp duty may be payable on the transfer in writing of a global Note or of a definitive Note, and SDRT may be payable on an agreement for a transfer of a definitive Note, unless an exemption applies.

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

Proposed EU Savings Directive

On January 21, 2003 the European Union Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income.  It is proposed that each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg will instead apply a withholding system for a transitional period in relation to such payments.  The proposed directive may be subject to further amendment and/or clarification.

United States Taxation

The following summary contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that will hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, securities or currency dealers, brokers, insurance companies, regulated investment companies and tax-exempt organizations), (ii) holding Notes as part of a hedging or larger integrated financial transaction or (iii) U.S. holders with a currency other than the U.S. dollar as their functional currency.

This summary is based upon the Code, the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. Current holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

As used herein, a U.S. holder means a beneficial owner of a note who is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States of America (including the states and the District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision thereof, (iii) any estate the income of which is subject U.S. federal income taxation regardless of its source and (iv) any trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States fiduciaries have the authority to control all substantial decisions of the trust, or if the trust elects under U.S. Treasury Regulations to be treated as a U.S. person. In the case of a holder of a note that is a partnership for U.S. federal income tax purposes, each partner will take into account its allocable share of income or loss from the note under the rules of U.S. federal income taxation applicable to such partner, taking into account the activities of the partnership and the partner. A non-U.S. holder means a beneficial owner of a note who is not a U.S. holder.

Allocation of Purchase Price Between the 2009 Notes and Associated Equity Value Certificates

The 2009 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2009 dollar note and one dollar equity value certificate evidencing the right to receive upon exercise the value of 21.54737877 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2009 euro note and one euro equity value certificate evidencing the right to receive upon exercise the value of 22.87469851 of one Ordinary Share of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The “issue price” of a unit generally is equal to the first price at which a substantial amount of units are sold to the public for cash (other than to bond houses, brokers or similar persons). The issuer has determined the “issue price” of each of the 2009 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2009 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2009 euro note and the associated euro equity value certificate based upon their relative fair market values. According to such determination, the issue price of each 2009 dollar Note is $984.59 per $1,000 principal amount, and the issue price of each dollar equity value certificate is $15.41. The issue price of each 2009 euro Note is €984.59 per €1,000 principal amount, and the issue price of each euro equity value certificate is €15.41. These allocations establish a U.S. holder’s initial tax bases in the note and the equity value certificate. These allocations are binding on each U.S. holder, unless such U.S. holder explicitly discloses (on a statement attached to such U.S. holder’s timely filed U.S. federal income tax return for the year that includes the acquisition date of the unit) that its allocation of the unit’s issue price between the note and the equity value certificate is different from the issuer’s allocation. The issuer’s allocation is not binding on the Internal Revenue Service, or IRS, and therefore there can be no assurance that the IRS will respect such allocation.

If the “stated redemption price at maturity” of a 2009 dollar or euro note exceeds its issue price by more than a de minimis amount (generally defined as ¼ of 1% of a note’s stated redemption price at maturity multiplied by the number of complete years to its maturity), the note will be treated as having been issued with original issue discount (“OID”). Based upon the Issuer’s allocation of the issue price of the units between the 2009 Notes and the associated equity value certificates, the 2009 Notes will be treated as having been issued with no OID under the de minimis rules described above. However, if the IRS were to disagree with this allocation, it might successfully contend that the 2009 Notes should be treated as having been issued with OID, in which case US Holders would be required to include the OID in taxable income as it accrues over the life of the Notes. See discussion under the caption “Original Issue Discount” below. US Holders should consult their own tax advisors as to the potential application of the OID rules to the 2009 Notes.

Allocation of Purchase Price Between the 2011 Notes and Associated Equity Value Certificates

The 2011 Notes were issued in the form of units. Each dollar unit consists of one $1,000 principal amount 2011 dollar note and one dollar equity value certificate evidencing the right to receive upon exercise the value of 48.89512850 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. Each euro unit consists of one €1,000 principal amount 2011 euro note and one euro equity value certificate evidencing the right to receive upon exercise the value of 45.98831311 Ordinary Shares of Cableuropa as of the earliest of certain defined trigger events. For U.S. federal income tax purposes, each unit is treated as an investment unit, consisting of a note and an equity value certificate. The “issue price” of a unit generally is equal to the first price at which a substantial amount of units are sold to the public for cash (other than to bond houses, brokers or similar persons). The issuer has determined the “issue price” of each of the 2011 Notes and equity value certificates by allocating the $1,000 issue price of each dollar unit between the 2011 dollar note and the associated dollar equity value certificate and by allocating the €1,000 issue price of each euro unit between the 2011 euro note and the associated euro equity value certificate based upon their relative fair market values. According to such determination, the issue price of each 2011 dollar Note is $862.04 per $1,000 principal amount, and the issue price of each dollar equity value certificate is $137.96. The issue price of each 2011 euro Note is €862.03506067 per €1,000 principal amount, and the issue price of each euro equity value certificate is €137.96493933. These allocations establish a U.S. holder’s initial tax bases in the note and the equity value certificate. These allocations are binding on each U.S. holder, unless such U.S. holder explicitly discloses (on a statement attached to such U.S. holder’s timely filed U.S. federal income tax return for the year that includes the acquisition date of the unit) that its allocation of the unit’s issue price between the note and the equity value certificate is different from the issuer’s allocation. The issuer’s allocation is not binding on the Internal Revenue Service, or IRS, and therefore there can be no assurance that the IRS will respect such allocation.

After allocating the issue price of the units between the 2011 Notes and the associated equity value certificates in the manner described above, each of the 2011 Notes will be treated as having been issued with original issue discount in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. See discussion under the caption “Original Issue Discount” below.

Tax Treatment of the Notes

Classification of the Notes.  This summary is based upon the assumption that the Notes will be characterized as indebtedness of the issuer for U.S. federal income tax purposes. Prospective purchasers should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated not as indebtedness of the issuer but as equity in the issuer. Any such recharacterization might result in material adverse consequences to U.S. holders of the Notes, including possible application of the passive foreign investment company, or PFIC, rules. In the event that the PFIC rules apply to the Notes, a U.S. holder would be required to pay an interest charge together with tax calculated at maximum rates on gain realized on the disposition of a note or on certain increased interest payments with respect to a note. Prospective purchasers of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

Stated Interest.  Stated interest on the Notes will be includible in a U.S. holder’s gross income as ordinary interest income in accordance with such U.S. holder’s usual method (cash or accrual) of tax accounting.

In the case of stated interest received on a euro note, the amount of income recognized by a cash basis U.S. holder will be the U.S. dollar value of the stated interest payment, based on the “spot rate” in effect on the date of receipt. Spot rate generally means a rate that reflects a fair market rate of exchange available to the public for euro under a “spot contract” in a free market and involving representative amounts. A spot contract is a contract to buy and sell a euro on or before two business days following the date of execution of the contract. If such spot rate cannot be demonstrated, the IRS has authority to determine the spot rate.

The amount of stated interest recognized by an accrual basis U.S. holder of a euro note will be determined for any accrual period in euro and then translated into U.S. dollars using the average U.S. dollar-euro exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, using the average exchange rate for the partial period within each taxable year). The average rate for an accrual period (or partial period) is the simple average of the spot rates for each business day of such period, or other average exchange rate for the period reasonably derived and consistently applied by the holder. Alternatively, an accrual basis U.S. holder can elect to translate stated interest at the spot rate on the last day of the accrual period (and, in the case of a partial accrual period, the sport rate on the last day of the taxable year) or on the date the interest payment is received if such date is within five business days of the end of the accrual period. A U.S. holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the IRS.

Original Issue Discount.  The 2010 Notes were not issued with any original issue discount (“OID”). Except as subject to the possible disagreement on the part of the IRS, as described above, the 2009 Notes are also treated as having been issued with no OID.

As described above, each of the 2011 Notes will be treated as having been issued with OID, in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. U.S. holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. Under these rules, a U.S. holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

The “stated redemption price at maturity” of a note will equal the sum of all cash payments required to be made on such note other than payments of “qualified stated interest”. The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. The stated interest payments on the Notes are qualified stated interest. Accordingly, each note will bear OID in an amount equal to the excess of its principal amount over its issue price.

The amount of OID includible in income by a U.S. holder of a note is the sum of the “daily portions” for each day of the taxable year during which the U.S. holder holds the note. The daily portions of OID required to be included in a U.S. holder’s gross income in a taxable year are determined under a constant yield method by allocating to each day during the taxable year on which the U.S. holder holds the note a pro rata portion of the OID on such note that is attributable to the “accrual period” in which such day is included. The amount of the OID attributable to each accrual period is an amount equal to the excess, if any, of (a) the product of the note’s “adjusted issue price” at the beginning of such accrual period (defined below), and its “yield to maturity” (the discount rate which, when used in computing the present value of all principal and interest payments to be made under the note, produces an amount equal to the note’s issue price) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period.

The “adjusted issue price” of the note at the beginning of the first accrual period will be its issue price. Thereafter, the adjusted issue price at the beginning of any other accrual period will be (a) the sum of the note’s issue price and the aggregate amount of OID that accrued for all prior accrual periods, less (b) any payments made on the note (other than qualified stated interest), if any, on or before the first day of the accrual period.

Sale and Redemption of Notes.  A U.S. holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxable as such), and such U.S. holder’s adjusted tax basis in the note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. A U.S. holder’s adjusted tax basis in a note will generally equal the issue price of such note (in the case of a euro note, translated into U.S. dollars using the spot rate in effect on the date of a holder’s purchase of a unit) increased by the amount of any OID included in income (in the case of a euro note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the note is held for more than one year. Under current law, net long-term capital gains of a unincorporated U.S. holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. holder, however, is subject to limitations.

Taxation of Additional Amounts.  If additional amounts are required to be paid in respect of withholding or deduction for taxes imposed on payments on the Notes, such additional amounts should be taxable to a U.S. holder as ordinary income at the time such amounts are accrued or received, in accordance with such U.S. holder’s regular method of accounting. In such event, the amount taxable to such U.S. holder would include all taxes withheld or deducted in respect of the Notes. Thus, a U.S. holder would be required to report income in an amount greater than the cash it receives in respect of payments on the Notes. However, a U.S. holder may, subject to certain limitations, be eligible to claim as a credit or deduction the foreign taxes withheld or deducted for purposes of computing its U.S. federal income tax liability.

It is possible, however, that the IRS might require each U.S. holder to include additional amounts in gross income as such amounts accrue over the life of the Notes (in advance of the payment of such additional amounts). In such case, it is unclear whether a U.S. holder would be entitled to claim a credit or deduction for the foreign taxes giving rise to the additional amounts until the taxes are actually deducted or withheld. If a U.S. holder is required to accrue additional amounts and not allowed a credit or deduction for the foreign taxes giving rise to the amounts until the taxes are paid, the U.S. holder may have insufficient foreign source income in the year in which the foreign taxes are actually deducted or withheld to enable it to claim a foreign tax credit with respect to the foreign taxes.

Foreign Currency Gain or Loss.  U.S. holders of the euro Notes will realize foreign currency gain or loss, which generally will be treated as ordinary income or loss, as the case may be, upon the receipt of payments on the euro Notes and upon the sale, exchange, retirement or other disposition of the euro Notes, and the realized foreign currency gain or loss generally will be recognized in accordance with applicable provisions of the Code. For this purpose, payments on a euro note or proceeds of a disposition of a euro note will be characterized first as payments of interest and then as payments of principal, and payments characterized as interest will be attributed first to the earliest accrual period in which interest has accrued and to which prior payments have not been attributed. Generally, the amount of foreign currency gain or loss realized with respect to payments of interest will be equal to the difference between (x) the euro amount received as translated into U.S. dollars using the spot rate on the date of receipt, and (y) the U.S. dollar amount previously included in income in respect of the payment. The amount of foreign currency gain or loss realized with respect to payments of principal will be equal to the difference between (x) the euro amount of principal received as translated into U.S. dollars using the spot rate on the date of receipt, and (y) the euro amount of principal translated into U.S. dollars using the spot rate on the date the euro note was acquired. However, the amount of any foreign currency gain or loss realized upon a sale, exchange, retirement or disposition of a euro note with respect to interest, and principal shall be limited to the total amount of gain or loss, as the case may be, realized on the transaction.

Foreign Tax Credit

For U.S. foreign tax credit purposes, OID, stated interest, and any additional amounts or special interest with respect to a note will be treated as foreign-source income and generally will be subject to the separate foreign tax credit limitation for passive income. However, if such interest or OID were to become subject to a withholding tax at a rate of five percent or more, it would be segregated in the separate foreign tax credit basket for high withholding tax interest. If such interest or OID is received by a U.S. Holder engaged in the active conduct of a banking, insurance, financing or similar business, it may be segregated in the separate foreign tax credit basket for financial services income.

Gain or loss realized on the sale, exchange, retirement or other disposition of a note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Non-U.S. Holders

Subject to the discussion of “backup” withholding below, a non-U.S. holder is currently exempt from U.S. federal income taxes with respect to interest and OID on the Notes unless the non-U.S. holder is (i) an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or (ii) an individual or corporation that has an office or other fixed place of business in the United States to which the interest and OID is attributable and the interest and OID is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to

U.S. federal income tax on any gain on a sale or other disposition of a note unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions exist or (b) the gain is effectively connected with the conduct of a trade or business within the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments within the United States of stated interest, OID, special interest and additional amounts on the Notes, including payments made by the United States office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes through a United States branch of a United States or foreign broker. A “backup withholding” tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or, in the case of payments of stated interest, OID, special interest or additional amounts, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. broker or foreign broker with certain relationships with the United States generally will be subject to information reporting, but not backup withholding. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Tax Return Disclosure and Investor List Requirements

Recently finalized U.S. Treasury regulation (the “Tax Shelter Regulations”) intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relation to the transaction.  Organizers and sellers of reportable transaction are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions.  A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, or significant book-tax differences), and the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions.  Currently, legislative proposals are pending in Congress that, if enacted, should impose significant penalties for failure to comply with these disclosure requirements.  Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

Documents on Display

We are required to file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission, or SEC. We are allowed to “incorporate by reference” the information we file with the SEC. This permits us to disclose important information by referring to these documents.

These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference section of the Securities and Exchange Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549.

Item 11.  Quantitative and Qualitative Disclosure about Market Risk

We rely entirely on payments by the Note Guarantors under the multi-borrower credit facilities to provide the funds necessary for us to pay principal and interest on the Notes.  Our market risk exposure (including exposure relating to currency exchange risks and interest rate risks) therefore corresponds to the market risk exposure of the Note Guarantors, including Cableuropa.  For a discussion of the market risks (including currency exchange risks and interest rate risks) that affect Cableuropa and the Note Guarantors, please see Item 11 of the Cableuropa Annual Report for the year ended December 31, 2002.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Consent Solicitation

The 2009 Notes were guaranteed on a senior subordinated basis by Cableuropa and its subsidiaries at that time. In May 2000, we obtained the consent of holders of the existing Notes to: (i) permit Cableuropa and its restricted subsidiaries to operate in Portugal and undertake certain limited activities outside Spain and Portugal, (ii) allow Cableuropa to designate its recently established Portuguese, Non Franchise CLEC Services and Internet subsidiaries as restricted subsidiaries, (iii) exempt future restricted subsidiaries from the requirement to guarantee the Notes (subject to a new limitation on transfers of assets between restricted subsidiaries that have guaranteed the Notes and those that have not), (iv) increase the amount of the “basket” for permitted investments by Cableuropa and its restricted subsidiaries and (v) make certain technical amendments to the indenture. As a result of these amendments the provisions of the indentures governing the 2009 Notes substantially conform to the terms of the indenture governing the 2010 Notes and 2011 Notes.

Item 15.  Controls and Procedures

Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our directors, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our directors have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the SEC.  In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.  Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.  You should note that the design and operation of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

PART III

Item 16.  [Reserved]

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

See F- Pages.

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

4.1

Shareholders’ Agreement of Cableuropa, dated November 3, 2000, by and between Ferrovial Telecomunicaciones S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited, S.à.r.l, Santander Telecommunications, Inc., Global Telecom Investments, LLC, BAEP Telecommunications Investments, LLC, Particel International Limited Partnership and VAL Telecommunications, S.L. (incorporated by reference to exhibit 10.1 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.2

Euro Multi-Borrower Credit Facility, dated June 30, 2000, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as lender (incorporated by reference to exhibit 10.26 of registrants’ Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.3

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated June 30, 2000, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.4

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

4.8

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

4.10

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes

Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.11

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

4.12

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.13

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

4.17	Dollar Note Depositary Agreement, dated May 6, 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.34 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.18

Euro Note Depositary Agreement, dated May 6 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.35 of registrants’ Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.19

Euro Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance Plc’s $200,000,000 14% Notes (incorporated by reference to exhibit 10.25 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.20

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.21

Dollar Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance Plc’s $150,000,000 14% Notes (incorporated by reference to exhibit 10.26 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.22

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender.

4.23

Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $200,000,000 14% Notes (incorporated by reference to exhibit 10.27 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

4.24

Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC’s $150,000,000 14% Notes (incorporated by reference to exhibit 10.28 of registrant’s Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).

12.1	Certification of Bryan Needham, Director, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

12.2	Certification of Peter Hills, Director, pursuant to Section 906 of the Sarbanes-Oxley Act 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONO FINANCE PLC

(Registrant)

		By:	/s/ Peter Hills

Peter Hills
Director
Date:	May 29, 2003

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

By:	/s/ Bryan Needham
Name:	Bryan Needham
Title:	Director
Date:	May 29, 2003

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

By:	/s/ Peter Hills
Name:	Peter Hills
Title:	Director
Date:	May 29, 2003

ONO FINANCE PLC

ANNUAL REPORT AND ACCOUNTS
FOR THE
YEAR ENDED 31 DECEMBER 2002

Registered number: 3619149

CONTENTS

Directors’ Report

Independent Auditors’ Report

Profit And Loss Account

Balance Sheet

Notes To The Accounts

ONO FINANCE PLC
DIRECTORS’ REPORT
FOR THE YEAR ENDED 31 DECEMBER 2002

The directors present their report on the affairs of ONO Finance PLC (the “Company”), together with the accounts and auditors’ report for the year ended 31 December 2002.

Principal activity

The principal activity of the company is that of a finance company. ONO Finance PLC´s business is the issuance of debt and the provision of debt finance to Cableuropa S.A.U. and its subsidiary companies (the “Cableuropa Group”). The Cableuropa Group is one of the leading broadband telecommunications business in Spain.

Review of the business

No new loan Notes were issued in the year. However, on 13 February 2003 a significant portion of the high yield debt has been cancelled. This was the result of the sole shareholder of the Cableuropa Group, Grupo Corporativo ONO, S.A. (“GCO”), purchasing the bonds in the open market and through a tender offer announced on 20 November 2002. Although this means that going forward, the margin made on the on-lending to the Cableuropa Group will decrease, Cableuropa S.A.U. agreed to pay to ONO Finance (Holdings) Limited a one-off fee of £93K and an on-going annual fee of £65K in recognition of the company agreeing to the cancellation.

Results and dividend

The results for the period are shown on page 5 and arise from continuing operations. The directors recommend a final dividend of £1.50 per share for the year ended 31 December 2002 (2001: £1.50 per share, 2000: £nil).

Directors

The directors, who held office during the period, had no interest in the shares of the company at any time.

The directors who served during the period were as follows

Mr. B D Needham

Mr. P M Hills

Directors responsibilities

The directors are required by Company Law to prepare accounts for each financial year which give a true and fair view of the state of affairs of the company as at the end of the financial year and of the profit or loss of the company for the financial year.

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

The directors confirm that, in preparing the accounts, suitable accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, have been used and that applicable accounting and financial reporting standards have been followed.

The maintenance and integrity of the company’s website is the responsibility of the directors.  Information published on the internet is available in many countries with different legal requirements.  Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Supplier payment policy

The company’s policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payments.  The trade creditors, expressed as a number of days, was zero as all trading expenses were paid by ONO Finance (Holdings) Limited (“the holding company”) which abides by these terms.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

This report was approved and signed on behalf of the Board on 23 May 2003.

/s/ BD Needham
B D Needham
Director

Clifford Chance Secretaries
200 Aldersgate Street
London
EC1A 4JJ

INDEPENDENT AUDITORS’ REPORT
TO THE MEMBERS OF ONO FINANCE PLC

We have audited the financial statements of ONO Finance PLC which comprise the profit and loss account, the balance sheet, the statement of total recognised gains and losses and the related notes.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the annual report, the report on Form 20-F and the financial statements in accordance with applicable United Kingdom and United States of America laws and Accounting Standards are set out in the statement of directors’ responsibilities.

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

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board, and with Auditing Standards generally accepted in the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error.  In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

United Kingdom opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company at 31 December 2002 and of the result of the company for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

United States opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of ONO Finance PLC at 31 December 2002 and 31 December 2001 and the results of its operations and its cash flows for each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000, all expressed in pounds sterling, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America.  The application of the latter would have affected the determination of net income for the each of the three years ended 31 December 2002, 31 December 2001 and 31 December 2000 and the determination of Shareholders’ equity at 31 December 2002 and 31 December 2001, all expressed in pounds sterling to the extent summarised in Note 13 to the financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
No 1 London Bridge
London
SE1 9QL

23 May 2003

ONO FINANCE PLC
PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
		£	US$	£	£
			(Note 13)

Interest receivable and similar income	2	88,695,480	142,755,375	86,248,879	44,665,846
Foreign exchange gains/(losses), net		9,941	16,000	(307)	(11,678)
Interest payable and similar charges	3	(88,629,172)	(142,648,652)	(86,189,430)	(44,620,397)
Profit on ordinary activities before taxation		76,249	122,723	59,142	33,771
Tax on profit on ordinary activities	4	(9,335)	(15,025)	(17,743)	—
Profit on ordinary activities after taxation		66,914	107,698	41,399	33,771
Dividend	5	(74,997)	(120,708)	(75,000)	—
Retained (loss)/profit for the period		(8,083)	(13,010)	(33,601)	33,771

The results for the period arise entirely from continuing operations.

The accompanying notes are an integral part of these accounts

STATEMENT OF RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2002

	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
	£	US$	£	£
		(Note 13)

Profit for the financial period	66,914	107,698	41,399	33,771
Revaluation of equity value certificates due from Cableuropa	(30,535,128)	(49,146,288)	39,586,078	(3,567,713)
Revaluation of equity value certificates due to bondholders	30,535,128	49,146,288	(39,586,078)	3,567,713
	66,914	107,698	41,399	33,771

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC
BALANCE SHEET
AS AT 31 DECEMBER 2002

	Notes	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
		£	US$	£	£
			(Note 13)

Debtors: receivable after more than one year		572,209,595	920,971,343	565,865,404	374,028,569
Debtors: receivable within one year		59,931,601	96,459,912	108,582,822	26,135,308
Total debtors	6	632,141,196	1,017,431,255	674,448,226	400,163,877
Cash at bank and in hand		85,745	138,007	23,863	12,475
Current assets		632,226,941	1,017,569,262	674,472,089	400,176,352
Creditors: amounts falling due within one year	7	(28,978,215)	(46,640,437)	(29,310,829)	(22,436,726)
Net current assets		603,248,726	970,928,825	645,161,260	377,739,626
Creditors: amounts falling due after more than one year	8	(603,227,833)	(970,895,197)	(645,132,284)	(377,677,049)
Net assets		20,893	33,628	28,976	62,577

Capital Reserves
Called up share capital	9	12,502	20,122	12,502	12,502
Profit and loss account	10	8,391	13,506	16,474	50,075
Equity shareholders’ funds	10	20,893	33,628	28,976	62,577

The accounts on pages 5 to 19 were approved by the Board on 23 May 2003.

Director:

B D Needham

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC
NOTES TO THE ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2002

1.                                 Accounting policies

The principal accounting policies are summarised below. They have all been applied consistently throughout the period.

Basis of accounting

The accounts have been prepared under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

Loans

Borrowings are included as liabilities in the balance sheet at their proceeds, net of discount and expenses. The expenses and discount are charged to loan interest in the profit and loss account over the term of the borrowing, using the effective interest method.  Funds on lent to Cableuropa S.A.U. and its subsidiary companies (the Cableuropa Group) are accounted for in exactly the same manner in order to match the borrowing and the debtor treatment.

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

Convenience translation

The financial statements are stated in United Kingdom pounds. The conversions of United Kingdom pound amounts into United States Dollars are included solely for the convenience of readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of 31 December 2002, which was US$1.6095 to £1.

The convenience translations should not be construed as representations that the United Kingdom pound amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

Revaluation of listed investments

Equity value certificates held as current trading assets are stated at market value and profits and losses arising from this valuation are taken to the revaluation reserve. This is in accordance with the Alternative Accounting Rules noted in the Companies Act 1985.

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

3.                                 Interest payable and similar charges

The interest payable and similar charges represent the interest incurred on the debentures issued (see note 8), together with the amortisation of the both costs incurred and the discount on the issue of those debentures.

4.                                 Taxation

	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
	£	US$	£	£

UK corporation tax @ 20%	15,250	24,544	17,743	10,131
Adjustment in respect to prior years	(5,915)	(9,519)
Group relief	—	—	—	(10,131)
	9,335	15,025	17,743	—

The current tax charge disclosed in the profit and loss account on page 5 is equal to the profit on ordinary activities multiplied by the standard rate less the adjustment in respect of prior years above.

No temporary timing differences have arisen on the transactions of the company which would lead to a deferred tax charge/(credit) in the profit and loss account.

5.                                 Dividends

	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
	£	US$	£	£

Proposed (£1.50 per share)	75,000	120,713	75,000	—
Adjustment in respect of prior year	(3)	(5)	—	—
	74,997	120,708	75,000	—

The adjustment in respect of the prior year relates to the waiver of the 2001 dividend by Cableuropa S.A.U.

6.                                 Debtors

	31 December 2002	31 December 2002	31 December 2001	31 December 2000
	£	US$	£	£

Receivable after more than one year
Loans to the Cableuropa Group	555,646,369	894,312,831	565,865,404	374,028,569
Amounts due from Cableuropa in respect of the equity value certificates	16,563,226	26,658,512	—	—
	572,209,595	920,971,343	565,865,404	374,028,569
Receivable within one year:
Amounts due from Cableuropa in respect of the equity value certificates	—	—	47,098,354	7,512,276
Indebtedness with holding company	7,059	11,362	—	—
Indebtedness with the Cableuropa Group	59,924,542	96,448,550	61,484,468	18,623,032
	632,141,196	1,017,431,255	674,448,226	400,163,877

The loans to the Cableuropa Group reflect the on-lending of the gross loans that are included in creditors (see note 8) and are repayable on the same terms. These are denominated in the same currencies.  The loans bear interest at 13.214%, 14.01% and 16.252% per annum.

7.                                 Creditors: amounts falling due within one year

	31 December 2002	31 December 2002	31 December 2001	31 December 2000
	£	US$	£	£

UK taxation	15,250	24,544	17,743	—
Proposed dividend	75,000	120,712	75,000	—
Equity value certificates (see note 8)	—	—	—	7,512,276
Accruals and deferred income	28,887,965	46,495,181	29,218,086	14,924,450
	28,978,215	46,640,437	29,310,829	22,436,726

The accruals and deferred income represents the interest payable on the Notes and the short-term portion of the amortisation for the maintenance fee in respect to the 1999 and 2001 bonds.

8.                                 Creditors: amounts falling due after more than one year

	31 December 2002	31 December 2002	31 December 2001	31 December 2000
	£	US$	£	£
Loans:
13% US$ 275m Notes due 2009	165,390,534	266,196,065	182,435,188	176,527,834
13% Euro 125m Notes due 2009	78,838,661	126,890,824	73,809,873	75,661,291
14% Euro 200m Notes due 2010	127,172,669	204,684,410	119,285,146	122,509,458
14% US$ 200m Notes due 2011	107,162,587	172,478,183	116,483,798	—
14% Euro 150m Notes due 2011	84,286,053	135,658,403	77,759,832	—
Equity value certificates relating to the 1999 and 2001 bonds	16,563,226	26,658,512	47,098,354	—
Accruals and deferred income	23,814,103	38,328,800	28,260,093	2,978,466
	603,227,833	970,895,197	645,132,284	377,677,049

All of these Notes are repayable after more than 5 years.

The 13% Notes 2009 will mature on 1 May 2009. However, the company may redeem some or all of the Notes at any time on or after 1 May 2004.

The 14% Notes 2010 will mature on 15 July 2010. However, the company may redeem some or all of the Notes on or after 15 July 2005. In addition, prior to 15 July 2003, the company may redeem up to 35% of the Notes with the proceeds of certain offerings of ordinary shares of Cableuropa S.A.U.

The 14% Notes 2011 will mature on 15 February 2011. However, the Issuer may redeem some or all of the Notes at any time on or after 15 February 2006. In addition, prior to 15 February 2004, the Issuer may redeem up to 35% of the Notes with the proceeds of certain offerings of ordinary shares of Cableuropa S.A.U.

13% US$275m Notes 275,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 6 May 1999 at a discounted price of US$984.59. Expenses of US$8,937,500 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 182,902 Notes were then cancelled on 13 February 2003. The unamortised amount at the balance sheet date of the 275,000 units was US$ 8,366,388 (2001: US$ 9,684,506, 2000: US$ 11,002,624).  The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U.

13% Euro125m Notes 125,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 6 May 1999 at a discounted price of Euro 984.59. Expenses of Euro 4,062,500 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan.

79,372 Notes were then cancelled on 13 February 2003. The unamortised amount at the balance sheet date of the 125,000 units was Euro 3,802,904 (2001 Euro 4,402,049, 2000: Euro 5,001,193).  The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U.

14% Euro200m Notes 200,000 units of Euro 1,000 principal amount were issued on 30 June 2000 at a discounted price of Euro 970. The discount has been netted from the gross amount of the loan and is being amortised over the period of the loan. 86,298 Notes were then cancelled on 13 February 2003. The unamortised amount at the balance sheet date of the 200,000 units was Euro 4,500,000 (2001 Euro 5,100,000, 2000: Euro 5,700,000). The expenses of this issue have been borne by Cableuropa S.A.U.

14% US$200m Notes 200,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 9 February 2001 at a discounted price of US$862.04. Expenses of US$6,000,000 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 116,486 Notes were then cancelled on 13 February 2003. The unamortised amount at the balance sheet date of the 200,000 units was US$ 27,238,314 (2001 US$ 30,597,613). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U.

14% Euro150m Notes 150,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 9 February 2001 at a discounted price of Euro 862.04. Expenses of Euro 4,500,000 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 37,947 Notes were then cancelled on 13 February 2003. The unamortised amount at the balance sheet date of the 150,000 units was Euro 20,428,736 (2001 Euro 22,948,210). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U.

All the Notes are fully and conditionally guaranteed, jointly and severally on a subordinated unsecured basis by companies in the Cableuropa Group

The Equity value certificates relating to the 1999 bonds are only separable from the Notes when certain conditions are met. Subject to these conditions, the Equity value certificates will be redeemable at the earliest of an initial public offering of Cableuropa S.A.U. or a reorganisation of the Cableuropa Group or 31 May 2009.  The Equity value certificates relating to the 2001 bonds are only separable from the Notes when certain conditions are met. Subject to these conditions, the Equity value certificates will be redeemable at the earliest of an initial public offering of Cableuropa S.A.U. or a reorganisation of the Cableuropa Group or 16 March 2011.

9.                                 Called up share capital

The authorised and issued share capital of the Company is £50,000 divided into 50,000 ordinary shares of £1 each, of which two fully paid shares and 49,998 shares paid up to one quarter have been issued.

The issued share capital is paid up as follows: -

	31 December 2002	31 December 2002	31 December 2001	31 December 2000
	£	US$	£	£
2 fully paid shares of £1 each, issued at par on incorporation	2	3	2	2
49,998 paid up to one-quarter shares of £1 each, issued at par on 4 February 1999	12,500	20,119	12,500	12,500
	12,502	20,122	12,502	12,502

10.                           Reconciliation of movements in equity shareholders’ funds

	Share capital 2002	Profit and loss account 2002	Total 2002	Total 2001	Total 2000
	£	£	£	£	£

Opening equity shareholders’ funds	12,502	16,474	28,976	62,577	28,806
Retained (loss)/profit for the financial period	—	(8,083)	(8,083)	(33,601)	33,771
Closing equity shareholders’ funds	12,502	8,391	20,893	28,976	62,577

11.                           Ultimate parent undertaking and controlling party

ONO Finance (Holdings) Limited is the immediate parent undertaking of the company. The shares of ONO Finance (Holdings) Limited are in turn held by Royal Exchange Trust Company Limited under the terms of a Declaration of Trust for charitable purposes. Copies of those group accounts may be obtained from the Registrar of Companies.

Cableuropa S.A.U., a company incorporated in Spain, is the largest group of which the company is a member (2% owned) and for which group accounts are drawn up. Copies of those group accounts may be obtained from Edificio Belagua, calle Basauri 7-9, Urbanización La Florida, 28023 Aravaca, Madrid, Spain.

12.                           Related party transactions

The company has taken advantage of the exemption in Financial Reporting Standard No 8 from disclosing transactions with its holding company on the grounds that it is more than 90% owned.

The company is owned 98% by ONO Finance (Holdings) Limited and 2% owned by Cableuropa S.A.U.  ONO Finance (Holdings) Limited has borne all administrative expenses of the company, including legal, accounting and rental costs.  Accordingly, no administrative expenses have been recorded in the accompanying financial accounts. In addition, the directors receive no emoluments from the company.

13.                           US GAAP

Reconciliation of shareholders’ equity and net (loss)/profit

	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
	£	US$	£	£
Reconciliation of shareholders equity

Shareholders’ equity in accordance with UK GAAP	20,893	33,627	28,976	62,577
Proposed dividend and waiver of prior year dividend	74,997	120,708	75,000	—
Shareholders equity in accordance with US GAAP	95,890	154,335	103,976	62,577

Reconciliation of net (loss)/profit

Net (loss)/profit in accordance with UK GAAP	(8,083)	(13,010)	(33,601)	33,771
Proposed dividend and waiver of prior year dividend	74,997	120,708	75,000	—
Net profit in accordance with US GAAP	66,914	107,698	41,399	33,771

Proposed dividends

Under UK GAAP proposed dividends are presented as a deduction at the foot of the profit and loss account, whereas under US GAAP, dividends are shown when declared, as a deduction in the statement of changes in stockholders’ equity.

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

Revaluation of Equity Value Certificates

Under UK GAAP, changes in the value of the Equity value certificates are recorded in the statement of recognised gains and losses.  Under US GAAP, such amounts are recorded under other comprehensive income.  However, as the decrease in the value of the Equity value certificates related to the Company’s debt obligations is equivalent to the decrease in the value of the related receivable from Cableuropa S.A.U., there are no differences between net income, comprehensive income or shareholders’ equity between US and UK GAAP.

Income taxes

Provision for taxation has been made at the rate of 20%.

There are no temporary differences giving rise to deferred taxes in accordance with US generally accepted accounting principles.

Financial instruments

31 December 2002	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	170,580,133	165,390,534	55,438,543
13% Euro Notes 2009	81,312,448	78,838,661	26,426,546
14% Euro Notes 2010	130,099,917	127,172,669	42,282,473
14% US$ Notes 2011	124,058,279	107,162,587	40,318,940
14% Euro Notes 2011	97,574,938	84,286,053	31,711,855
	603,625,715	562,850,504	196,178,357

31 December 2002	Notional amount	Carrying amount	Fair value
	US$	US$	US$
13% US$ Notes 2009	275,000,000	266,196,065	89,228,335
13% Euro Notes 2009	131,087,500	126,890,824	42,533,526
14% Euro Notes 2010	209,740,000	204,684,410	68,053,640
14% US$ Notes 2011	200,000,000	172,478,183	64,893,334
14% Euro Notes 2011	157,305,000	135,658,403	51,040,231
	973,132,500	905,907,886	315,749,066

31 December 2001	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	189,094,410	182,435,188	145,602,695
13% Euro Notes 2009	76,504,070	73,809,873	58,908,134
14% Euro Notes 2010	122,406,512	119,285,146	96,701,145
14% US$ Notes 2011	137,523,207	116,483,798	108,643,334
14% Euro Notes 2011	91,804,884	77,759,832	72,525,858
	617,333,083	569,773,837	482,381,166

31 December 2001	Notional amount	Carrying amount	Fair value
	US$	US$	US$
13% US$ Notes 2009	275,000,000	265,315,494	211,750,000
13% Euro Notes 2009	111,259,869	107,341,699	85,670,099
14% Euro Notes 2010	178,015,790	173,476,388	140,632,474
14% US$ Notes 2011	200,000,000	169,402,387	158,000,000
14% Euro Notes 2011	133,511,843	113,086,124	105,474,356
	897,787,502	828,622,092	701,526,929

31 December 2000	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	183,884,988	176,527,834	136,330,000
13% Euro Notes 2009	78,814,628	75,661,291	58,376,800
14% Euro Notes 2010	126,103,405	122,509,458	95,927,200
	388,803,021	374,698,583	290,634,000

The company could be exposed to credit related losses due to the debt financing in place. The fair value is based on the quoted market value of the Notes at 31 December 2002, 2001 and 2000.

Cash flow statement

	Year ended 31 December 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
	£	US$	£	£
Cash flows from operating activities:
Net income	76,249	122,723	59,142	33,771
Adjustments to reconcile net income to net cash
Foreign exchange transaction (gain)/loss	(13,000)	(20,924)	57	(1,322)
Amortisation of debt issuance costs and debt discount	5,320,321	8,563,057	5,074,892	1,448,315
Accretion of discount on Notes receivable	(5,320,321)	(8,563,057)	(5,074,892)	(1,448,315)
Non cash interest payable	17,607,776	28,339,715	52,136,533	42,537,069
Non cash interest receivable	(17,607,776)	(28,339,715)	(52,175,922)	(42,569,531)
Dividend paid	(74,997)	(120,708)
Interest received from prior years	79,664	128,219
Increase in debtors	(6,034)	(9,711)	—	—
(Decrease) in creditors	—	—	(8,422)	(4)
Total adjustments	(14,367)	(23,124)	(47,754)	(33,788)
Net cash inflow/(outflow) from operating activities	61,882	99,599	11,388	(17)

Cash flows from financing activities issue of share capital	—	—	—	—

Net (decrease)/increase in cash and cash equivalents	61,882	99,599	11,388	(17)

Cash and cash equivalents, at beginning of period	23,863	38,408	12,475	12,492

Cash and cash equivalent, at end of period	85,745	138,007	23,863	12,475

Non-cash investing and financing activities disclosure:

The cash proceeds from the debt issuance were received directly by Cableuropa S.A.U.  Accordingly, the cash flow statement does not reflect receipt of these proceeds and a subsequent disbursement to Cableuropa S.A.U.

Accounting for derivative instruments and hedging activities

The company has considered the impact of new accounting standards in the UK and the US and does not expect them have a material impact on the company’s financial statements.

14.                           Subsequent events

On 13 February 2003 a significant portion of the high yield debt has been cancelled. This was the result of the sole shareholder of the Cableuropa Group, Grupo Corporativo ONO, S.A. (“GCO”), purchasing the bonds in the open market and through a tender offer announced on 20 November 2002. The details of the amounts are included in note 8. Although this means that going forward, the margin made on the on-lending to the Cableuropa Group will decrease, Cableuropa S.A.U. agreed to pay to ONO Finance (Holdings) Limited a one-off fee of £93K and an on-going annual fee of £65K in recognition of the company agreeing to the cancellation.

The principal amount of each series of Notes as of 23 December 2002 (payment date of the tender offer) including Notes purchased in the open market and accepted in the tender offer, is shown in the following table:

	Face value (Thousand of EUR or US$ as applicable)
	Open Market	Tender Offer	Total

13% Euro Notes due 2009	23,990	55,382	79,372
13% US$ Notes due 2009	47,300	135,602	182,902
14% Euro Notes due 2010	20,023	66,275	86,298
14% Euro Notes due 2011	24,135	43,812	67,947
14% US$ Notes due 2011	39,900	76,586	116,486

The purpose of the tender offer and the open market purchase of Notes was to reduce the level of indebtedness of the Cableuropa Group.

As a part of the process of the cancellation of the Notes, on 13 February 2003 Cableuropa, S.A.U. and its subsidiaries agreed with ONO Finance PLC the required amendments to reflect the partial cancellation of debt of Cableuropa, S.A.U. and its subsidiaries with ONO Finance PLC through the multi-borrower credit facilities.

As of 13 February 2002, GCO had sold all of the Notes to the Cableuropa Group other than Euro 30 million of 2011 Notes that is retained. At the same time the Cableuropa Group transferred the Notes to ONO Finance PLC in exchange for a reduction in the amounts owed under the multi-borrower credit facilities.

The loans to the Cableuropa Group as well as the outstanding Notes after the cancellation on 13 February 2003, are as follows:

	Thousand of Euro or US$ (as applicable)
	Outstanding Bonds		Outstanding Loans to the Cableuropa Group
	Face	Interest Rate	Total loan @ maturity	Interest Rate

Euro Notes due 2009	45,628	13.00	45,628	13.214
US$ Notes due 2009	92,098	13.00	92,098	13.214
Euro Notes due 2010	113,702	14.00	113,702	14.010
Euro Notes due 2011	112,053	14.00	112,053	16.252
US$ Notes due 2011	83,514	14.00	83,514	16.252

The Equity value certificates on these Notes have been classified as being due in more than 1 year.

15.                           Derivatives and other financial instruments

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

Fair values

The fair value of the financial liabilities at 31 December 2002 is detailed in note 13.  The fair values of the financial assets are not materially different from their book value as detailed in note 6.

Interest rate risk

The company is not exposed to interest rate risk as all interest rates on financial instruments are fixed as detailed in notes 6 and 8 and finance raised by the issue of the financial instruments are subsequently on lent at similar fixed rates of interest.