Form 20-F
period 2003-12-31
ONO FINANCE PLC
filed 2004-05-04
CIK 1096495

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 (No Fee required)
or
☐	Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transaction period from N/A to N/A (No Fee required)

Commission file number 333-10976-01

ONO Finance PLC
(Exact Name of Registrant as Specified in Its Charter)

England and Wales
(Jurisdiction of Incorporation or Organization)

10 Upper Bank Street, London EC14 5JJ
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

$92,098,000 13% Notes Due 2009 €45,628,000 13% Notes Due 2009 €113,702,000 14% Notes Due 2010 $83,514,000 14% Notes Due 2011 €112,053,000 14% Notes Due 2011

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

Item 17 ☐                        Item 18 ☒

        ONO Finance PLC ("ONO Finance") is a company organized under the laws of England and Wales. In this Annual Report, references to "we," "us," and "our" are to ONO Finance. References to the "2009 USD Notes" are to the $92,098,000 13% Notes due 2009 and references to the "2009 EUR Notes" are to the €45,628,000 13% Notes due 2009 (together with the 2009 USD Notes, the "2009 Notes"), references to the "2010 EUR Notes" are to the €113,702,000 14% Notes due 2010 ("2010 Notes"), references to the "2011 USD Notes" are to the $83,514,000 14% Notes due 2011 and references to the "2011 EUR Notes" are to the €112,053,000 14% Notes due 2011 (together with the 2011 USD Notes, the "2011 Notes"), all issued by ONO Finance. The 2009 Notes, the 2010 Notes and the 2011 Notes are collectively referred to as the "Notes."

Presentation of Financial and Certain Other Information

        Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to "EUR," "euro" or "€" are to the lawful currency in eleven Member States of the European Union. "U.S. dollars," "dollars," "U.S.$," "USD" or "$" are to United States dollars, the lawful currency of the United States of America. References to "pounds" or "£" are to British pounds sterling, the lawful currency of the United Kingdom.

        Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from pounds at an assumed rate solely for your convenience, and should not be construed as representations that pound amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless indicated otherwise, U.S. dollar amounts have been translated from the pound at the rate of £1.00 = $1.7842, the noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York, or the Pound Noon Buying Rate, on December 31, 2003.

        We maintain our accounting records and prepare our statutory accounts in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. Our audited financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP and reconciliations of net income and shareholders' equity to U.S. GAAP, see note 13 of the notes to our financial statements included in this Form 20-F.

        Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

i

Further Information

        The Notes have been guaranteed by Cableuropa, S.A.U. ("Cableuropa") and certain of its subsidiaries (collectively, the "ONO Group"). Information regarding Cableuropa and the other Note guarantors is available in Cableuropa's Form 20-F filed with the Securities and Exchange Commission on April 27, 2004 (the "Cableuropa Annual Report"). Our registered office is located at 10 Upper Bank Street, London EC14 5JJ, England.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. "Information on the Company" and Item 5. "Operating and Financial Review and Prospects." could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2. Offer Statistics and Expected Timetable

        Not applicable.

Item 3. Key Information

Selected Financial Data

        The following summary historical financial information presented below under the captions profit and loss account and balance sheet data is derived from our audited financial statements as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. You should read the following financial information together with our audited financial statements and notes thereto included in Item 18 of this Annual Report. The financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between U.K. GAAP and U.S. GAAP relevant to us and reconciliations in note 13 of the notes to our financial statements.

Profit and Loss Account

	Year ended December 31
	1999 £	2000 £	2001 £	2002 £	2003 £
Interest receivable and similar income	21,783,726	44,665,846	86,248,879	88,695,480	35,432,928
Foreign exchange gains/(losses), net	29	(11,678)	(307)	9,941	1,300
Interest payable and similar charges	(21,767,451)	(44,620,397)	(86,189,430)	(88,629,172)	(35,410,071)

Profit on ordinary activities before taxation	16,304	33,771	59,142	76,249	24,157
Tax on profit on ordinary activities	—	—	(17,743)	(9,335)	(4,240)

Profit on ordinary activities after taxation	16,304	33,771	41,399	66,914	19,917
Dividend	—	—	(75,000)	(74,997)	—

Retained profit/(loss) for the period	16,304	33,771	(33,601)	(8,083)	19,917

Statement of Recognized Gains and Losses

	Year ended December 31,
	1999 £	2000 £	2001 £	2002 £	2003 £
Profit for the financial period	16,304	33,771	41,399	66,914	19,917
Revaluation of equity value certificates due from Cableuropa	7,183,992	(3,567,713)	39,586,078	(30,535,128)	1,383,148
Revaluation of equity value certificates due to bondholders	(7,183,992)	3,567,713	(39,586,078)	30,535,128	(1,383,148)

	16,304	33,771	41,399	66,914	19,917

Balance Sheet

	As at December 31,
	1999 £	2000 £	2001 £	2002 £	2003 £
Debtors: receivable after more than one year	236,465,728	374,028,569	565,865,404	572,209,595	282,912,545
Debtors: receivable within one year	20,289,928	26,135,308	108,582,822	59,931,601	32,170,463

Total debtors	256,755,656	400,163,877	674,448,226	632,141,196	315,083,008
Cash at bank and in hand	12,492	12,475	23,863	85,745	43,552

Current assets	256,768,148	400,176,352	674,472,089	632,226,941	315,126,560
Creditors: amounts falling due within one year	(16,831,807)	(22,436,726)	(29,310,829)	(28,978,215)	(15,419,513)

Net current assets	239,936,341	377,739,626	645,161,260	603,248,726	299,707,047
Creditors: amounts falling due after more than one year	239,907,535	(377,677,049)	(645,132,284)	(603,227,833)	(299,666,237)

Net assets	28,806	62,577	28,976	20,893	40,810

Capital and Reserves
Called up share capital	12,502	12,502	12,502	12,502	12,502
Profit and loss account	16,304	50,075	16,474	8,391	28,308

Equity shareholders' funds	28,806	62,577	28,976	20,893	40,810

U.S. GAAP Data:

	As at December 31,
	1999 £	2000 £	2001 £	2002 £	2003 £
Net profit/(loss)	16,304	33,771	41,399	66,914	19,917
Shareholders' equity	16,304	62,577	103,976	95,890	40,810
Total assets	267,871,077	414,280,790	722,031,334	673,002,090	333,824,665

Exchange Rates

        For your convenience, this Annual Report contains certain translations of pounds into U.S. dollars based on the noon buying rate. The noon buying rate is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below provides, for the periods indicated, the period-end, average, high and low exchange rates between the pound and the U.S. dollar, expressed in dollars per pound, based on the noon buying rate. These rates have been provided for your convenience and they are not the exchange rates used to prepare the financial statements included in this Annual Report. On December 31, 2003, the noon buying rate was £1.00 = U.S.$1.7842.

Year ended December 31,	High	Low	Average Rate(1)	End of Period
		(dollars per pound)
2003	1.7842	1.5500	1.6450	1.7842
2002	1.6095	1.4074	1.5084	1.6095
2001	1.5045	1.3730	1.4418	1.4543
2000	1.6765	1.4514	1.5667	1.4515
1999	1.7222	1.5515	1.6303	1.6086

(1)
The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period.

        The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the full six months ending March 31, 2004.

	High	Low
	(U.S. dollars per pound)
2004
March	1.8680	1.7943
February	1.9045	1.8182
January	1.8511	1.7902
2003
December	1.7842	1.7200
November	1.7219	1.6693
October	1.7025	1.6598

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

  We are a financing entity with no additional operations

        We are a financing entity with no business operations other than the issuance of debt securities, including the Notes, and the lending of the proceeds of such offerings to the ONO Group under the multi-borrower credit facilities, or similar agreements. We will rely on payments that the ONO Group must make under the multi-borrower credit facilities to provide the funds necessary for us to pay principal and interest on the Notes and to pay our other expenses. Therefore, we are subject to all risks to which the ONO Group is subject, to the extent such risks could limit their ability to satisfy their obligations under the multi-borrower credit facilities. For a discussion of other risk factors affecting the Notes and the operations of the business of the ONO Group, see Item 3.D. "Key Information—Risk Factors" of the Cableuropa Annual Report.

Item 4. Information on the Company

History and Development of the Company

        We were incorporated on August 20, 1998 as a public limited company with limited liability under the laws of England and Wales. Our registered office is at 10 Upper Bank Street, London EC 14 5JJ, England. We are registered as a company with the Registrar of Companies for England and Wales with company number 3619149. Our authorized and issued share capital is £50,000 divided into 50,000 ordinary shares with a par value of one pound each, of which two fully-paid shares and 49,998 shares paid up to one quarter have been issued.

Recent Developments

        On April 16, 2004, we announced an all cash tender offer for up to an aggregate maximum principal amount of €300,000,000 (the "Tender Offer") of (i) the dollar and euro denominated 13% Senior Notes due 2009 (the "2009 Notes"), (ii) the euro denominated 14% Senior Notes due 2010 (the "2010 Notes"), and (iii) the dollar and euro denominated 14% Senior Notes due 2011 (the "2011 Notes" and, together with the 2009 Notes and the 2010 Notes, the "Notes") issued by ONO Finance. To the extent less than all the 2009 Notes are tendered in the Tender Offer, the purchase of all outstanding 2009 Notes on the open market or otherwise. The indenture governing the 2009 Notes provides that they may be redeemed at any time on or after May 1, 2004 at a price of 1,065.00 per $1,000 or €1,000 principal amount, as the case may be.

        Under the terms of the Tender Offer, we will purchase up to an aggregate maximum principal amount of €300,000,000 of Notes at an initial purchase price per $1,000 or €1,000 principal amount, as the case may be, of: (i) 1,068.75 for the 2009 Notes, (ii) 1,130.00 for the 2010 Notes, and (iii) 1,160.00 for the 2011 Notes. The purchase price includes a premium per $1,000 or €1,000 principal amount of tendered Notes, as the case may be, of 30.00 for the 2009 Notes and 50.00 for the 2010 Notes and 2011 Notes. The premium will be paid to holders of Notes who have validly tendered and not withdrawn their Notes on or prior to April 29, 2004.

        Notes validly tendered and not withdrawn will be accepted by us for payment in accordance with a priority order of: first, the 2009 Notes; second, the 2011 Notes and third, the 2010 Notes. Accordingly, all 2009 Notes tendered in the Tender Offer will be accepted before any 2011 Notes, and all 2011 Notes tendered in the Tender Offer will be accepted before any 2010 Notes subject, however, to the proviso that ONO Finance will purchase a minimum of €5,000,000 principal amount of 2010 Notes.

        In conjunction with the Tender Offer, we also seeking the consent of holders of the Notes (the "Consent Solicitation") to certain amendments to the indentures governing the Notes (the "Indentures"). These amendments, if and when effective, will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights of the holders contained in the indentures and the Notes. Any Note tendered in the Tender Offer is deemed to constitute the consent of the holder to the proposed amendments to the relevant indenture. The indentures provide that the consent of at least a majority of the principal amount outstanding is necessary to approve the proposed amendments. However, the terms of the Consent Solicitation also provide that, with respect to the indenture governing the 2010 Notes, the proposed amendments will only be effective if: (i) holders of at least a majority of the principal amount outstanding of the 2010 Notes have consented to the proposed amendments and (ii) all 2010 Notes tendered in the Tender Offer have been accepted for purchase by us. Thus, to the extent that holders of less than a majority of the aggregate principal amount outstanding of each of the Notes consent to the proposed amendments or, with respect to the 2010 Notes only, not all of the 2010 Notes tendered in the Tender Offer have been accepted, the relevant Indentures will not be amended and will continue in effect following the Tender Offer and Consent Solicitation.

        The Tender Offer is subject to financing and certain other conditions. For additional information regarding our tender offer and consent solicitation, see our Form 6-K filed on April 28, 2004.

Business Overview

        Our principal purpose is to finance the business operations of the ONO Group. We have conducted no other operations since we were established and will have no subsidiaries or significant businesses other than the issuance of debt securities and are not expected to produce any income except for payments received from the ONO Group under the multi-borrower credit facilities. For more information on the business operations of the ONO Group, see Item 4 of the Cableuropa Annual Report.

Organizational Structure

        ONO Finance (Holdings) Limited ("Holdings"), an English private limited company, holds 98% and Cableuropa holds the remaining 2% of our share capital. Holdings has a share capital of one pound consisting of a single share of par value one pound and its sole shareholder is Royal Exchange Trust Company Limited ("Retco"), which holds the Holding's share under the terms of an English law charitable trust.

Property, Plant and Equipment

        We do not own, lease, or otherwise occupy any property.

Legal Proceedings

        We are currently not party to any legal proceedings.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

        We prepare our financial statements in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between U.K. GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders' equity in note 13 of the notes to our financial statements. The preparation of financial statements in conformity with U.K. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may vary from these estimates.

        For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 1, Accounting Policies, to our financial statements.

Loans

        Borrowings are included as liabilities in the balance sheet at their proceeds, net of discount and expenses. The expenses and discount are charged to loan interest in the profit and loss account over the term of the borrowing, using the effective interest method. Funds on lent to the ONO Group are accounted for in exactly the same manner in order to match the borrowing and the debtor treatment. Our ability to meet our debt obligations is dependent on the ONO Group meeting its debt obligations to us under the multi-borrowers credit facilities.

Foreign exchange

        Transactions in foreign currencies are translated into British pounds sterling at the rates of exchange current at the dates of the transactions. Foreign currency monetary assets and liabilities in the balance sheet are translated into sterling at the rates of exchange ruling at the end of the year. The resulting gain or loss is included as an exchange gain or loss in the profit and loss account. Any exchange loss will be offset by exchange gains.

Results of Operations

        We are a financing entity whose principal business is to finance the business operations of the ONO Group. We have conducted no other operations since we were established and expect not to have subsidiaries or significant businesses other than the issuance of debt securities and are not expected to provide any income except payments received from the ONO Group under the multi-borrower credit facilities. Our only recent significant business event was the cancellation on February 13, 2003 of a significant portion of the Notes which we acquired from the ONO Group in exchange for (i) the cancellation of an equivalent principal amount of indebtedness under the relevant multi-borrower credit facilities and (ii) certain amendments to the multi-borrower credit facilities.

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

        For a discussion on the operating and financial review and prospects of the ONO Group, see Item 5. "Operating and Financial Review and Prospects" of Cableuropa's Annual Report.

Item 6. Directors, Senior Management and Employees

Directors

        The following table shows information regarding our directors:

Name	Age	Title	Member of Board of Director Since	Termination
Bryan Donald Needham	61	Director	1999	2009
Peter Michael Hills	49	Director	2000	2009

        Bryan Donald Needham, is a Director of Capita IRG Trustees Limited which administers a wide range of Corporate Trusts including securitizations. Mr. Needham is a Director of a number of companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

        Peter Michael Hills, is a Manager of Capita IRG Trustees Limited which administers a wide range of Corporate Trusts including securitizations. Mr. Hills is a Director of a number of companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

        The following table shows information regarding the main outside activities currently undertaken by our directors.

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

Hotel Securitisation Holdings Limited, Hotel Securitisation, (No 1) Plc, Wisteria Finance Limited, RMS 5 Limited, Residential Mortgage Securities 5 plc, Southville Funding Limited, RSL Finance (No 1) plc, Leek Finance Holdings Number Two Limited, Royal Exchange Trust Company (AOC) Limited, RSL Finance Holdings Limited, Royal Exchange Trustee Nominees Limited, RMS 5 Options Limited, ONO Finance (Holdings) Limited, Non-Conforming Mortgages 1 plc, Morgan Stanley Mortgage Finance (Broadgate) PLC, Tussauds Finance Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 6 Options Limited, Investors Finance Company PLC, Investors Finance Company (Holdings) Limited, Southern Pacific Securities C plc, Southern Pacific B Limited, City Aviation Limited, Mortgages No1 (Holdings) Limited, Mortgages No1 (Options) Limited, Mortgages No1 plc, Mortgages No1 (Notes) Limited, Residential Mortgage Securities 7 Plc, RMS 7 Limited, RMS 7 Options Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Ltd, St James' Park Limited, Zincor Limited, Gracechurch Card (Holdings) Limited, Gracechurch Card Funding (No.1) PLC, Platform Home Loans No.1 PLC, Millennium Link Trust, Barclaycard Funding PLC, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Leek Finance Number Three Limited, Leek Finance Holdings Number Three Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding plc, Tussauds Intermediate Holdings Limited, Residential Mortgage Securities 8 plc, RMS 8 Limited, RMS 8 Options Limited, Gallaher Asset Finance 2000, Capita IRG Trustees (Nominees) Limited, Capita IRG Trustees Limited, Monument Securitisation No1 Plc, Monument Options No1 Limited, Monument MT No1 Limited, Monument Securitisation Holdings Limited, Residential Mortgage Securities 9 Plc, RMS 9 Limited, RMS 9 Options Limited, Platform Home Loans Options No2 Limited, Platform Home Loans Holdings No 2 Limited, Platform Home Loans No 2 Plc, Mortgages No2 Dacs Limited, Mortgages No 2 (Options) Limited, Mortgages No 2 (Holdings) Limited, Mortgages No 2 Plc, Aire Valley Trustees (No 2) Limited, Aire Valley Finance (No 2) plc, Prospect 6 plc, Prospect 6 (Jersey) Limited, RMS 10 Limited, RMS 10 Options Limited,

Residential Mortgage Securities 10 plc, Werretown Supermarkets Securitisations Plc, Werretown Supermarkets Securitisations (Holdings) Limited, Leek Finance Number Five Limited, Leek Finance Holdings Number Five Limited, Leek Finance Holdings Number Six Limited, Leek Finance Number Six Limited, Mortgages No 3 (Holdings) Ltd, Mortgages No 3 (Options) Ltd, Mortgages No 3 (APC) Ltd, GHG Finance Limited, Royal Exchange Trust Company Limited, RMS 11 Limited, RMS 11 Options Limited, Residential Mortgage Securities 11 PLC, Leek Finance Number 7 Ltd, Leek Finance Holdings Number 7 Ltd, Meadowhall CMR Finance plc, Meadowcroft CMR Holdings Limited, Residential Mortgage Securities 12 PLC, RMS 12 Options Limited, RMS 12 Limited, Leek 9 Holdings Limited, Leek 9 Plc, Leek 8 Holdings Limited, Leek 8 Plc, Southern Pacific Securities D Plc, Southern Pacific D Parent Limited, Monument Securitisation Holdings No2 Limited, Monument Post Enforcement No2 Limited, Monument Securitisation (CMBS) No2 Limited, Monument MT No2 Limited, Securitisation of Financial Assets Limited, Artesian Finance PLC, Artesian Options Limited, Dee Valley Water (Holdings) Limited, Portsmouth Water Holdings Limited, Leek Finance Holdings Number Eleven Limited, Leek Finance Number Eleven Limited, Rudyard Finance Number One PLC, Rudyard Finance Holdings Number One Limited, Lynchwood Mortgages No 1 Limited, Southern Pacific Securities E Plc, Southern Pacific E Parent Limited, Mortgages No 4 Plc, Mortgages No 4 Dacs Limited, Mortgages No 4 Holdings Limited, Mortgages No 4 Options Limited, Kyndal Finance Limited, Southern Pacific Securities F Plc, Southern Pacific F Parent Limited, RMS 14 Limited, RMS 14 Options Limited, Residential Mortgage Securities Plc, Mortgages No 5 Plc, Mortgages No 5 Dacs Limited, Mortgages No 5 Holdings Limited, Mortgages No 5 Options Limited, Southern Pacific Securities G Plc, Southern Pacific G Parent Limited, Leek Finance Holdings Number Twelve Limited and Leek Finance Number Twelve Limited.

Peter Michael Hills	Mr. Hills serves as a director for the following companies: Prospect 3 plc, Prospect 3 Receivables Trustee Limited, Prospect Heights (Holdings) Limited, Prospect 1 Receivables Trustee Limited, Prospect 1 plc, Prospect 2 plc, Prospect 2 Receivables Trustee Limited, Prospect 5 plc, Prospect 5 Receivables Trustee Limited, Winkfield Funding Plc, Prospect 4 Receivables Trustee Limited, Prospect 4 Plc, Opus Series 1 plc, Opus Master Receivables Trustee Limited, East West Holdings Limited, Gallaher Asset Finance 2000 Limited, St James' Park Finance Limited, Housing Association Funding PLC, H A Funding Limited, Investor Finance Company PLC, Investors Finance Company (Holdings) Limited, Aire Valley Finance Plc, Spicedeck Limited, RMS 8 Limited, Residential Mortgage Securities 8 plc, RMS 8 Options Limited, Residential Mortgage Securities 1 plc, RMS Options Limited, Residential Mortgage Securities Limited, RMS 2 Limited, RMS 2 Options Limited, Residential Mortgage Securities 2 plc, Residential Mortgage Securities 3 plc, RMS 3 Options Limited, RMS 3 Limited, RMS 4 Limited, RMS 4 Options Limited, Residential Mortgage Securities 4 plc, RMS 5 Options Limited, RMS 5 Limited, Residential Mortgage Securities 5 plc, RMS 6 Options Limited, Residential Mortgage Securities 6 plc, RMS 6 Limited, RMS 7 Options Limited, Residential Mortgage Securities 7 plc, RMS 7 Limited, Platform Home Loans Holdings Ltd, Platform Home Loans Options Limited, Platform Home Loans No1 Plc, L.A.B. Investments Plc, L.A.B Investments (Holdings) Limited, Plum Sterling No. 1 Plc, Leek Finance Number Two plc, Leek Finance Holdings Number Two Limited, Leek Finance Number Three Limited, Leek Finance Holdings Number Three Limited, Leek Finance Number Four Limited, Leek Finance Holdings Number Four Limited, Finance for Residential Social Housing (Holdings) Limited, Finance For Residential Social Housing plc, Orchardbrook Limited, Thames Asset Global Securitisation No 1 PLC, The Higher Education Securitised Investment Series No 1 plc, Finance For Higher Education Limited, The Higher Education Securitised Investments Series (Holdings) Limited, RSL Finance (No 1) plc, RSL Finance Holdings Limited,

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

Compensation

        For the year ended December 31, 2003, we did not pay any compensation to our directors or executive officers.

Board Practices

        There is no current provision to provide compensation to our directors upon expiration or termination of their service.

Audit and Compliance Committee

        Our full board of directors functions as our audit committee.

Employees

        We do not have any employees.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

        ONO Finance (Holdings) Limited holds 49,991 shares of ONO Finance, or 98% of its shares, and Cableuropa holds the remaining 2% of its shares.

        ONO Holdings' articles of association and its memorandum of association:

  •
  limit ONO Holdings' activities to borrowing funds from Cableuropa to purchase and hold our shares, as well as other activities incidental thereto;

  •
  prohibit the transfer of ONO Holdings' shares to any party other than to Retco, to be held under the terms of the charitable trust, or to Cableuropa;

  •
  prohibit the transfer of the issuer's shares held by ONO Holdings to any party other than Retco, or Cableuropa; and

  •
  prohibit ONO Holdings from issuing any securities, other than the initial issuance of its share capital to Retco, or otherwise to incur any indebtedness, other than a loan from Cableuropa sufficient to cover the costs of purchasing our shares and costs incidental to our maintenance and the maintenance of ONO Holdings.

Related Party Transactions

Multi-Borrower Credit Facilities

        We and the members of the ONO Group have entered into the multi-borrower credit facilities, pursuant to which we have lent to the ONO Group (the borrowers), an amount equal to the gross proceeds of the offering of each of our Notes. A portion of the gross proceeds of the offering of each of our Notes has been applied, on the instructions of the borrowers, to pay us an up-front fee, which enabled us to pay the fees and commissions and other expenses of the relevant offering. The borrowers have appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities.

        On February 13, 2003, we purchased from Cableuropa (and other borrowers under the multi-borrower credit facilities) and redeemed at face value an aggregate principal amount of our outstanding Notes of approximately €503 million in consideration for (i) the cancellation of an equivalent principal amount of indebtedness under the relevant multi-borrower credit facilities and (ii) certain amendments to the multi-borrower credit facilities.

Principal, Maturity and Interest

        The multi-borrower credit facilities specify the amount of the loans provided to the borrowers. At Cableuropa's discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Amounts drawn under the multi-borrower credit facilities accrue interest at fixed rates which substantially mirror interest accrued on the Notes. Amounts due under the multi-borrower credit facilities will be payable by the borrowers to us in order that we, upon receipt of such amounts, will be able to satisfy our obligations to pay principal and interest on the Notes. Amounts due under the multi-borrower credit facilities are payable to us concurrently with our obligations to make payments in respect of the Notes. Accordingly, the multi-borrower credit facilities contain provisions that match the optional and compulsory redemption provisions contained in the indentures. In addition, the multi-borrower credit facilities provide for an arrangement fee to be charged to the borrowers by ONO Holdings out of which ONO Holdings will pay our corporate maintenance and other expenses. The multi-borrower credit facilities also provide for the payment of such additional amounts as may be necessary so that the net amount we receive will not be less than amounts which we are entitled to receive if certain taxes or other payments were not required.

Joint and Several Liability of the Borrowers

        Under the multi-borrower credit facilities, the borrowers are jointly and severally liable to us to pay principal, interest and any other amounts due.

Additional Related Party Transactions

        As discussed in Item 5, our principal purpose is to finance the business operations of the ONO Group. Our related party transactions include the purchase from Cableuropa of a significant portion of the 2009 Notes, the 2010 Notes and the 2011 Notes and the equivalent reduction in the debt owed to us by Cableuropa and certain of the Note Guarantors. For more information on these transactions, see Item 5. "Operating Financial Review and Prospects—Results of Operations" of this report and Item 10. "Additional Information—Material Contracts" of the Cableuropa Annual Report.

Interests of Experts and Counsel

        Not applicable.

Sarbanes-Oxley Act of 2002

        As we have only registered our Notes under the U.S. Securities Act of 1933 (and not the U.S. Securities Exchange Act of 1934) and have, to the best of our knowledge, fewer than 300 U.S. security holders of record, we are not considered an "Issuer" for purposes of the Sarbanes-Oxley Act. Therefore, certain provisions of the Sarbanes-Oxley Act do not apply to us. However, we are obligated under our indentures relating to the Notes to file our reports in accordance with the requirements of Form 20-F. Therefore, although we are not statutorily obligated to comply with certain provisions of the Sarbanes-Oxley Act, we have chosen to comply with certain provisions in connection with the filing of our Form 20-F.

Item 8. Financial Information

        For our financial information, please see the section entitled "Item 18. Financial Statements."

Item 9. The Offer and Listing

Markets

        The Notes trade on the Luxembourg Stock Exchange and are eligible to be traded in the Private Offerings, Resales, and Trading through Automatic Linkages ("Portal") Market.

Item 10. Additional Information

Memorandum and Articles of Association

Objects and Purposes

        Our articles of association and memorandum of association were adopted on February 3, 1999 and state that our purpose is to (and our activities are limited to) issue the Notes, or other debt securities in the future, and lend the proceeds of the Notes to the ONO Group, as well as other activities relating to the issuance of the Notes and lending the proceeds of the Notes.

Conflict-of-Interest Transactions

        Under the U.K. Companies Act 1985 (the "Act"), it is the duty of a director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company to declare the nature of that interest at a meeting of the directors of the company. Such declaration shall be made at the meeting of directors at which the question of entering into the contract is first considered or, if the director is not at that time then interested, at the next meeting of the directors held after becoming so interested. This is backed up in our articles of association.

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

Election of Directors

        Directors may be appointed by ordinary resolution of the board of ONO Finance. A director appointed by the board holds office only until the dissolution of the next annual general meeting after his appointment (unless he is reappointed during that meeting). Our directors were appointed by ordinary resolution of ONO Finance.

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

Calling a Shareholders' Meeting

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

Shareholders' Meetings

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

Shareholders' Proposals

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

Limitations on Share Ownership

        Our articles of association and memorandum of association prohibit the transfer of our shares to any party other than ONO Holdings, Retro, to be held under the terms of the charitable trust, or Cableuropa.

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

Material Contracts

        For a discussion of the material contracts affecting us and the ONO Group, see Item 10 of the Cableuropa Annual Report.

Exchange Controls

        There are no foreign exchange controls currently in force that restrict the import or export of capital or that affect the remittance of interest or other payments to holders of Notes who are non-residents of the United Kingdom.

        There are no limitations relating to non-residents of the United Kingdom on the right to be a holder of, or to vote in respect of the Notes under English law currently in force or in the Company's memorandum or articles of association.

Taxation

        The summaries set out below describe certain material U.S. tax consequences of the acquisition, ownership and disposition of the Notes and equity value certificates by a U.S. holder, as defined below, and certain material U.K. and Spanish tax consequences of the acquisition, ownership and disposition of the Notes. The statements regarding U.S., U.K. and Spanish tax laws and practices set forth below, including the statements regarding the U.S./U.K. double taxation convention relating to income and capital gains assume that the Notes and equity value certificates will be issued, and transfers thereof will be made, in accordance with the applicable indenture, the applicable note depositary agreement and the applicable equity value certificate agreement.

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

EU Savings Directive

        On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from January 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

United Kingdom Taxation

        The following is a summary of the current law and practice in the U.K. relating to certain aspects of the U.K. taxation of the acquisition, ownership and disposal of the Notes as of the date hereof and does not purport to be comprehensive. It relates only to the position of the persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. This summary does not deal with the position of individuals who hold the Notes. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and U.K. Inland Revenue practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. The following is a general guide and does not purport to be a complete analysis or listing of all the potential U.K. tax consequences of acquiring, owning or disposing of the Notes. It should therefore be treated with appropriate caution. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Withholding Tax on Interest on the Notes

        The Notes are "quoted Eurobonds" provided they are and continue to be listed on a "recognized stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the Luxembourg Stock Exchange is currently so recognized). Accordingly, if the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of U.K. income tax.

        In other cases, an amount on account of U.K. tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty.

Withholding Tax on Payments by the Guarantors

        If any of the guarantors makes any payments in respect of interest on the Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the lower or basic rate (currently 22%) subject to such relief as may be available under the provisions of an applicable double taxation treaty. Such payments by the guarantors may not be eligible for the "quoted Eurobond" exemption described above.

Provision of Information

        Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the Issuer, or any person in the U.K. acting on behalf of the Issuer (a "paying agent"), or is received by any person in the U.K. acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a "collecting agent"), the Issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to the U.K. Inland Revenue details of the payment and certain details relating to the Noteholder (including the Noteholder's name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of U.K. income tax and whether or not the Noteholder is resident in the U.K. for U.K. taxation purposes. Where the Noteholder is not so resident, the details provided to the U.K. Inland Revenue may, in certain cases, be passed by the U.K. Inland Revenue to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes. For the above purposes, "interest" should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on the Notes. These provisions may also apply, in certain circumstances, to payments made on a redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

        Notes may be issued at an issue price of less than 100% of their principal amount. Any discount element on any such Notes will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

        Where Notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax and reporting requirements as outlined above.

        Where interest has been paid under deduction of U.K. income tax, Noteholders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

        The above description of the U.K. withholding tax position assumes that there will be no substitution of the Issuer and does not consider the tax consequences of any such substitution.

        The references to "interest" above mean "interest" as understood in U.K. tax law. The statements above do not take any account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

Taxation by Direct Assessment of Noteholders

        Notwithstanding that interest may be received subject to deduction of income tax, Noteholders who are resident in the U.K. for tax purposes or holders who are non-resident and carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment, may be liable to pay further U.K. tax on the interest received.

        Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the Notes who are not resident for tax purposes in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch, agency or permanent establishment.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

        In general holders which are within the charge to U.K. corporation tax (other than authorized unit trusts) will be charged to or relieved from tax on all returns and fluctuations in value of the Notes broadly in accordance with their statutory accounting treatment so long as the accounting treatment is in accordance with a mark-to-market or an accruals basis which is authorized for tax purposes under the U.K. "loan relationships" regime. Such holders will generally be charged to tax as income in each accounting period by reference to interest (and discount) accrued in that period and to any profit or gain (or entitled to relief for any loss) which, in accordance with such holders' authorized accounting method, is applicable to that period.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT") on the Notes

        No U.K. stamp duty or SDRT is payable on the issue or transfer of the Notes. No U.K. stamp duty or SDRT is payable on any agreement for transfer of a Note.

United States Taxation

        The following summary contains a description of the material U.S. federal income tax consequences of the ownership and disposition of the Notes acquired for cash of original issuance at a price equal to their issue price (the first price at which a substantial part of the Notes are offered to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, banks, securities or currency dealers, brokers, insurance companies, regulated investment companies, tax-exempt organizations, securities traders that elect mark-to-market tax accounting, certain U.S. expatriates and persons subject to alternative minimum tax), (ii) holding Notes as part of a "straddle," "hedge," "conversion transaction" or other integrated transaction or (iii) "U.S. Holders" (as defined below) with a currency other than the U.S. dollar as their functional currency.

        This summary is based upon the Code, the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. Current holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Notes, in addition to the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

        As used herein, a "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States or of any State (including District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject U.S. federal income taxation regardless of its source and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under Treasury regulations to be treated as a U.S. person. A "Non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds Notes, the Holder is urged to consult its own tax adviser regarding the specific tax consequences of the ownership and disposition of the Notes.

Tax Treatment of the Notes

        Classification of the Notes.    This summary is based upon the assumption that the Notes are characterized as indebtedness for U.S. federal income tax purposes. Current holders of the Notes should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated not as indebtedness but as equity in the Issuer. Any such recharacterization might result in material adverse consequences to U.S. Holders of the Notes, including possible application of the passive foreign investment company ("PFIC"), rules. In the event that the PFIC rules apply to the Notes, a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum ordinary income rates on gain realized on the disposition of a Note or on certain increased interest payments with respect to a Note. Current holders of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

        Stated Interest.    Stated interest on the Notes will be includible in a U.S. holder's gross income as ordinary interest income in accordance with such U.S. Holder's usual method (cash or accrual) of tax accounting.

        In the case of stated interest received on a euro Note, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the stated interest payment, based on the "spot rate" in effect on the date of receipt. Spot rate generally means a rate that reflects a fair market rate of exchange available to the public for euro under a "spot contract" in a free market and involving representative amounts. A spot contract is a contract to buy and sell a euro on or before two business days following the date of execution of the contract. If such spot rate cannot be demonstrated, the IRS has authority to determine the spot rate.

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

        Original Issue Discount.    The 2010 Notes were not issued with any original issue discount ("OID"). Except as subject to the possible disagreement on the part of the IRS, as described above, the 2009 Notes are also treated as having been issued with no OID.

        As described above, each of the 2011 Notes will be treated as having been issued with OID in an amount equal to the excess of (a) the "stated redemption price at maturity" of the note over (b) its "issue price". U.S. Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. Under these rules, a U.S. Holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

        The "stated redemption price at maturity" of a Note will equal the sum of all cash payments required to be made on such note other than payments of "qualified stated interest". The term "qualified stated interest" means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the Issuer) at least annually at a single fixed rate or, subject to certain conditions, based on one or more interest indices. The stated interest payments on the Notes are qualified stated interest. Accordingly, each Note will bear OID in an amount equal to the excess of its principal amount over its issue price.

        The amount of OID includible in income by a U.S. Holder of a Note is the sum of the "daily portions" for each day of the taxable year during which the U.S. Holder holds the Note. The daily portions of OID required to be included in a U.S. Holder's gross income in a taxable year are determined under a constant yield method by allocating to each day during the taxable year on which the U.S. Holder holds the Note a pro rata portion of the OID on such Note that is attributable to the "accrual period" in which such day is included. The amount of the OID attributable to each accrual period is an amount equal to the excess, if any, of (a) the product of the Note's "adjusted issue price" at the beginning of such accrual period (defined below), and its "yield to maturity" (the discount rate which, when used in computing the present value of all principal and interest payments to be made under the Note, produces an amount equal to the Note's issue price) over (b) the sum of any qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period.

        The "adjusted issue price" of the Note at the beginning of the first accrual period will be its issue price. Thereafter, the adjusted issue price at the beginning of any other accrual period will be (a) the sum of the Note's issue price and the aggregate amount of OID that accrued for all prior accrual periods, less (b) any payments made on the Note (other than qualified stated interest), if any, on or before the first day of the accrual period.

        Sale and Redemption of Notes. A U.S. Holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxable as ordinary interest income, as described above), and such U.S. Holder's adjusted tax basis in the Note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. If the Notes are traded on an established securities market, a cash basis

Holder (and, if it elects, an accrual basis Holder) will determine the U.S. dollar equivalent of the amount realized on the sale of a Note by translating that amount at the spot rate in effect on the settlement date. A U.S. Holder's adjusted tax basis in a Note will generally equal the issue price of such Note (in the case of a euro Note, translated into U.S. dollars using the spot rate in effect on the date of a Holder's purchase of a Note or unit or the settlement date, if the Notes are traded on an established securities market as discussed above) increased by the amount of any OID included in income (in the case of a euro Note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro Note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the Note is held for more than one year. Under current law, net long-term capital gains of a noncorporate U.S. Holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. Holder, however, is subject to significant limitations.

        Taxation of Additional Amounts.    If additional amounts are required to be paid in respect of withholding or deduction for taxes imposed on payments on the Notes, such additional amounts should be taxable to a U.S. Holder as ordinary income at the time such amounts are accrued or received, in accordance with such U.S. Holder's regular method of accounting. In such event, the amount taxable to such U.S. Holder would include all taxes withheld or deducted in respect of the Notes. Thus, a U.S. Holder would be required to report income in an amount greater than the cash it receives in respect of payments on the Notes. However, a U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction the foreign taxes withheld or deducted for purposes of computing its U.S. federal income tax liability.

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

Foreign Tax Credit

        For U.S. foreign tax credit purposes, OID, stated interest, and any additional amounts or special interest with respect to a Note will be treated as foreign-source income and, with certain exceptions, will be treated separately, together with other items of "passive" income or, in certain cases, "financial services" income for purposes of computing any foreign tax credit allowance under U.S. federal income tax laws.

        Gain or loss realized on the sale, exchange, retirement or other disposition of a Note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss for foreign tax credit purposes.

Non-U.S. Holders

        Subject to the discussion of "backup" withholding below, a Non-U.S. Holder is currently exempt from U.S. federal income taxes with respect to interest and OID on the Notes unless the Non-U.S. Holder is, among other things, an individual or corporation that has an office or other fixed place of business in the United States to which the interest and OID is attributable and the interest and OID are derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading in stock or securities for its own account. In addition, subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain on a sale or other disposition of a Note unless (a) the holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met or (b) the gain is effectively connected with the conduct of a trade or business within the United States (and, if a treaty applies, the gain is generally attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder).

Tax Return Disclosure and Investor List Requirements

        Treasury regulations (the "Tax Shelter Regulations") intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relation to the transaction. Organizers and sellers of reportable transaction are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, significant book-tax differences, a brief asset holding period, and whether the transaction is a listed transaction. In addition, the Tax Shelter Regulations could be intepreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Currently, legislative proposals are pending in Congress that, if enacted, should impose significant penalties for failure to comply with these disclosure requirements. Current holders of the Notes should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this transaction.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to certain payments within the United States of stated interest, OID, special interest and additional amounts on the Notes, including payments made by the U. S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes through a U. S. branch of a U. S. or foreign broker. A backup withholding tax at a current rate of 28% may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number (generally on IRS Form W-9) or, in the case of payments of stated interest, OID, special interest or additional amounts, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. or foreign broker with certain relationships with the United States generally will be subject to information reporting but not backup withholding. Non-U.S. Holders generally will not be subject to information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through cerain U.S.-related financial intermediaries. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner's U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

Documents on Display

        We file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission, or SEC. We are allowed to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information by referring to these documents.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

        We rely entirely on payments by the ONO Group under the multi-borrower credit facilities to provide the funds necessary for us to pay principal and interest on the Notes. Our market risk exposure (including exposure relating to currency exchange risks and interest rate risks) therefore corresponds to the market risk exposure of the ONO Group. For a discussion of the market risks that affect the ONO Group, please see Item 11 of the Cableuropa Annual Report.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15. Controls and Procedures

        Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our board of directors performed an evaluation of our disclosure controls and procedures as of December 31, 2003. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2003, to achieve their intended objectives. There have not been any changes in our internal control over financial reporting during fiscal year 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

        Not applicable.

Item 16B. Code of Ethics

        We have not adopted a code of ethics as defined for purposes of Section 406 of the Sarbanes-Oxley Act of 2002 because we are not required to have such a code of ethics under English law.

Item 16C. Principal Accountant Fees and Services

        ONO Finance (Holdings) Limited, our corporate parent, pays all of our administrative expenses, including accounting fees.

Item 16D. Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E. Purchases of Equity Securities by Issuer

        Not applicable

Item 17. Financial Statements

        Not applicable.

Item 18. Financial Statements

        See our audited consolidated financial statement, and the notes thereto, beginning at page F-1.

Item 19. Exhibits

Exhibits

1.1	Memorandum and Articles of Association of ONO Finance PLC (formerly known as Ballardway Plc) (incorporated by reference to exhibit 3.1 of registrants' Registration Statement submitted October 5, 1999 on Form F-4 (file No. 333-10976)).
1.2	Articles of Association of ONO Finance PLC (incorporated by reference to exhibit 3.14 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
2.1
Indenture, dated as of June 30, 2000 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. and The Bank of New York in respect of ONO Finance PLC's €200,000,000 14% Notes due 2010 (incorporated by reference to exhibit 4.1 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
2.2
Registration Rights Agreement dated June 30, 2000, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
2.3
Dollar Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC's $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.1 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
2.4
Supplemental Dollar Note Indenture, dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC's $275,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.2 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
2.5
Euro Note Indenture, dated as of May 6, 1999, between ONO Finance PLC and Bankers Trust Company in respect of ONO Finance PLC's 125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.3 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
2.6
Supplemental Euro Note Indenture dated as of September 28, 1999, between ONO Finance PLC, Santander de Cable, S.A. and Bankers Trust Company in respect of ONO Finance PLC's €125,000,000 13% Notes due 2009 (incorporated by reference to exhibit 4.4 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
2.7
Registration Rights Agreement dated May 6, 1999, by and between the Initial Purchasers, as defined in the Purchase Agreement, ONO Finance PLC, Cableuropa S.A., and the Controlled Companies, as defined therein (incorporated by reference to exhibit 10.28 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

2.8
Purchase Agreement, dated as of February 2, 2001 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., TDC Sanlúcar, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants' Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13536)).
2.9
Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC's $200,000,000 14% Notes due 2011 (incorporated by reference to exhibit 4.1 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
2.10
Indenture, dated as of February 9, 2001 between ONO Finance PLC, Cableuropa S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A., TDC Sanlúcar, S.A., and The Bank of New York in respect of ONO Finance PLC's $150,000,000 14% Notes due 2011 (incorporated by reference to exhibit 4.2 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
2.11
Registration Rights Agreement dated February 9, 2001, by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa S.A., and the Note Guarantors, as used therein (incorporated by reference to exhibit 10.24 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
3.1
Vote Pooling Agreement, dated January 22, 1998, by and between parties representing Cableuropa, S.A., and Spanish Telecommunications Limited S.á.r.l (incorporated by reference to exhibit 10.12 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.1
Shareholders' Agreement of Cableuropa, dated November 3, 2000, by and between Ferrovial Telecomunicaciones S.A., Grupo Multitel, S.A., Cántabra de Inversiones, S.A., Spanish Telecommunications Limited, S.à.r.l, Santander Telecommunications, Inc., Global Telecom Investments, LLC, BAEP Telecommunications Investments, LLC, Particel International Limited Partnership and VAL Telecommunications, S.L. (incorporated by reference to exhibit 10.1 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.2
Euro Multi-Borrower Credit Facility, dated June 30, 2000, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as lender (incorporated by reference to exhibit 10.26 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
4.3
Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated June 30, 2000, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.3 of registrant's annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).
4.4
Escrow and Disbursement Agreement, dated June 30, 2000, by and among The Bank of New York, ONO Finance PLC, Cableuropa, S.A. Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Hydra Servicios de Atencion al Cliente, S.A. and Univertel Comunicaçôes, S.A. (incorporated by reference to exhibit 10.28 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
4.5
Senior Bank Facility Agreement, dated March 6, 2000, between Cableuropa, S.A., Bank of America International limited, Barclays Capital, Citibank, N.A., Toronto Dominion Bank Europe Limited, Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A., Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., Cable y Televisión de Andalucía S.A. and Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 10.25 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
4.6
Purchase Agreement, dated as of June 23, 2000 by and between the Initial Purchasers, as defined therein, ONO Finance PLC, Cableuropa, S.A., Albacete Sistemas de Cable, S.A., Cable y Televisión de Andalucía, S.A., Cable y Televisión de El Puerto, S.A., Cádiz de Cable y Televisión, S.A., Corporación Mallorquina de Cable, S.A., Huelva de Cable y Televisión, S.A., Mediterránea Norte Sistemas de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Valencia de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atencion al Cliente, S.A. (incorporated by reference to exhibit 1.1 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).
4.7
Note Depositary Agreement, dated June 30, 2000, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited (incorporated by reference to exhibit 10.27 of registrants' Registration Statement submitted November 29, 2000 on form F-4 (File No. 333-12932)).

4.8
Senior Facility Agreement, dated June 14, 1999, between Cableuropa, S.A., Electro Banque S.A., Albacete Sistemas de Cable S.A., Cádiz de Cable y Televisión S.A., Región de Murcia de Cable S.A., Valencia de Cable S.A., Corporación Mallorquina de Cable S.A., Cable y Televisión de El Puerto S.A., Huelva de Cable y Televisión S.A., Mediterránea Sur Sistemas de Cable S.A., Mediterránea Norte Sistemas de Cable S.A., and Cable y Televisión de Andalucía S.A. (incorporated by reference to exhibit 10.29 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.9
Dollar Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.30 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.10
Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.10 of registrant's annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).
4.11
Euro Multi-Borrower Credit Facility, dated May 6, 1999, between Cableuropa, S.A., Valencia de Cable S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A., as Borrowers, and ONO Finance PLC, as Lender (incorporated by reference to exhibit 10.31 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.12
Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.12 of registrant's annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).
4.13
Dollar Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.32 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.14
Euro Equity Value Certificate Agreement, dated May 6, 1999, among ONO Finance PLC, Cableuropa, S.A., and Bankers Trust Company, as Equity Value Certificate Agent (incorporated by reference to exhibit 10.33 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).

4.15
Dollar Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.36 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.16
Euro Escrow and Disbursement Agreement, dated May 6, 1999, by and among Bankers Trust Company, ONO Finance PLC, Cableuropa, S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., and Albacete Sistemas de Cable, S.A. (incorporated by reference to exhibit 10.37 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.17
Dollar Note Depositary Agreement, dated May 6, 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.34 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.18
Euro Note Depositary Agreement, dated May 6 1999, by and between ONO Finance PLC and Bankers Trust Company (incorporated by reference to exhibit 10.35 of registrants' Registration Statement submitted October 5, 1999 on form F-4 (File No. 333-10976)).
4.19
Euro Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance Plc's $200,000,000 14% Notes (incorporated by reference to exhibit 10.25 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
4.20
Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.20 of registrant's annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

4.21
Dollar Multi-Borrower Credit Facility, dated as of February 9, 2001 between Cableuropa S.A., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región, de Murcia de Cable, S.A., Huelva de Cable y Televisión, S.A., Cádiz de Cable y Televisión, S.A., Cable y Televisión de El Puerto, Cable y Televisión de Andalucia, S.A., Corporación Mallorquina de Cable, S.A., Albacete Sistemas de Cable, S.A., Santander de Cable, S.A., Univertel Comunicaçôes S.A., Hydra Servicios de Atencion al Cliente, S.A., and TDC Sanlúcar, S.A., as Borrowers, and ONO Finance PLC, as Lender, in respect of ONO Finance Plc's $150,000,000 14% Notes (incorporated by reference to exhibit 10.26 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
4.22
Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.22 of registrant's annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).
4.23
Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC's $200,000,000 14% Notes (incorporated by reference to exhibit 10.27 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
4.24
Note Depositary Agreement, dated February 9, 2001, by and between ONO Finance PLC and The Bank of New York Trust Company (Cayman) Limited, in respect of ONO Finance PLC's $150,000,000 14% Notes (incorporated by reference to exhibit 10.28 of registrant's Registration Statement submitted May 17, 2001 on form F-4 (File No. 333-13530)).
12.1	Certification of Bryan Needham, Director, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification of Peter Hills, Director, pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification by Director of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes- Oxley Act.
13.2	Certification by Director of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes- Oxley Act.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONO FINANCE PLC
(Registrant)
	By:	/s/ BRYAN NEEDHAM Bryan Needham Director
Date: April 29, 2004

ONO FINANCE PLC

CONTENTS

Directors' report	F-2
Independent auditors' report	F-4
Profit and loss account and statement of total recognised gains and losses	F-5
Balance sheet	F-6
Notes to the accounts	F-7

ONO FINANCE PLC

DIRECTORS' REPORT

FOR THE YEAR ENDED 31 DECEMBER 2003

        The directors present their report on the affairs of ONO Finance PLC ("the Company"), together with the accounts and auditors' report for the year ended 31 December 2003.

Principal activity

        The principal activity of the company is that of a finance company. ONO Finance PLC's business is the issuance of debt and the provision of debt finance to Cableuropa S.A.U. and its subsidiary companies ("the Cableuropa Group"). The Cableuropa Group is one of the leading broadband telecommunications business in Spain.

Review of the business

        At the start of the year the Company's principal liability was under various loan notes (the "Notes") and its principal asset was various loans (the "Loans") made to the Cableuropa Group.

        During the course of the year the Cableuropa Group purchased Notes issued by the Company. On 13 February 2003 the Cableuropa Group transferred these Notes to the Company, who redeemed them, in exchange for a reduction in amounts owed to the Company under the Loans.

        At the end of the year, therefore, the principal outstanding under the Notes was lower than that at the start of the year and the principal owing to the Company under the Loans was proportionately reduced.

Results and dividend

        The results for the period are shown on page F-5 and arise from continuing operations. The directors recommend no dividend for 2003 (2002 and 2001: £1.50 per share).

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

Supplier payment policy

        The company's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payments. The trade creditors, expressed as a number of days, was zero as all trading expenses were paid by ONO Finance (Holdings) Limited ("the holding company") which abides by these terms.

Auditors

        The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

        This report was approved and signed on behalf of the Board on 27 April 2004.

B D Needham
Director

Clifford Chance Secretaries
10 Upper Bank Street
London
E14 5JJ

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of ONO Finance PLC.

        We have audited the accompanying balance sheet of ONO Finance PLC as of December 31, 2003 and 2002, and the related profit and loss account and the statement of recognised gains and losses for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONO Finance Plc at December 31, 2003 and 2002, and the results of its operations for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

27 April 2004

ONO FINANCE PLC

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2003

	Notes	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
		£	US$ (Note 1)	£	£
Interest receivable and similar income	2	35,432,928	63,219,430	88,695,480	86,248,879
Foreign exchange gains/(losses), net		1,300	2,320	9,941	(307)
Interest payable and similar charges	3	(35,410,071)	(63,178,650)	(88,629,172)	(86,189,430)

Profit on ordinary activities before taxation		24,157	43,100	76,249	59,142
Tax on profit on ordinary activities	4	(4,240)	(7,565)	(9,335)	(17,743)

Profit on ordinary activities after taxation		19,917	35,535	66,914	41,399
Dividend	5	—	—	(74,997)	(75,000)

Retained profit/(loss) for the period	10	19,917	35,535	(8,083)	(33,601)

The results for the period arise entirely from continuing operations.

The accompanying notes are an integral part of these accounts.

STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2003

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$ (Note 1)	£	£
Profit for the financial period	19,917	35,535	66,914	41,399
Revaluation of equity value certificates due from Cableuropa Group due to exchange rate difference	1,383,148	2,467,813	(30,535,128)	39,586,078
Revaluation of equity value certificates due to bondholders due to exchange rate difference	(1,383,148)	(2,467,813)	30,535,128	(39,586,078)

	19,917	35,535	66,914	41,399

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC

BALANCE SHEET AS AT 31 DECEMBER 2003

	Notes	31 December 2003	31 December 2003	31 December 2002	31 December 2001
		£	US$ (Note 1)	£	£
Debtors: receivable after more than one year		282,912,545	504,772,563	572,209,595	565,865,404
Debtors: receivable within one year		32,170,463	57,398,540	59,931,601	108,582,822

Total debtors	6	315,083,008	562,171,103	632,141,196	674,448,226
Cash at bank and in hand		43,552	77,705	85,745	23,863

Current assets		315,126,560	562,248,808	632,226,941	674,472,089
Creditors: amounts falling due within one year	7	(15,419,513)	(27,511,496)	(28,978,215)	(29,310,829)

Total assets less current liabilities		299,707,047	534,737,312	603,248,726	645,161,260
Creditors: amounts falling due after more than one year	8	(299,666,237)	(534,664,500)	(603,227,833)	(645,132,284)

Net assets		40,810	72,812	20,893	28,976

Capital and Reserves
Called up share capital	9	12,502	22,305	12,502	12,502
Profit and loss account	10	28,308	50,507	8,391	16,474

Equity shareholders' funds	10	40,810	72,812	20,893	28,976

The accounts on pages F-5 to F-18 were approved by the Board on 27 April 2004.

Director:

        B D Needham

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC

NOTES TO THE ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2003

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

Taxation

        Corporation tax is provided on taxable profits at the current rate. Full provision is made for deferred tax arising from timing differences between the recognition of gains and losses in the financial statements and their recognition in tax computations, where future payment or receipt is more likely than not to occur.

Cash flow statement

        The company has taken advantage of the exemption in Financial Reporting Standard No 1 "Cash Flow Statements (revised 1996)" from producing a cash flow statement on the grounds that it is a subsidiary undertaking where more than 90 per cent of the voting rights are controlled within a group and consolidated accounts for that group are publicly available.

Convenience translation

        The financial statements are stated in United Kingdom pounds. The conversions of United Kingdom pound amounts into United States Dollars are included solely for the convenience of readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of 31 December 2003, which was US$1.7842 to £1.

        The convenience translations should not be construed as representations that the United Kingdom pound amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

Revaluation of listed investments

        Equity value certificates are stated at the estimated market value of Cableuropa, S.A.U. shares, and profits and losses arising from this valuation are taken to the revaluation reserve. This is in accordance with the Alternative Accounting Rules noted in the Companies Act 1985.

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

4.    Taxation

        The tax charge comprises:

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Current tax:
UK corporation tax	4,831	8,619	15,250	17,743
Adjustment in respect to prior years	(591)	(1,054)	(5,915)	—

	4,240	7,565	9,335	17,743

        No temporary timing differences have arisen on the transactions of the company which would lead to a deferred tax charge/(credit) in the profit and loss account.

        The difference between the total current tax charge shown above and the amount calculated by applying the standard rate of UK Corporation tax to the profit before tax is as follows:

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Profit on ordinary activities before taxation	24,157	43,100	76,249	59,142
Tax on profit on ordinary activities at standard UK corporation tax rate of 20% (2002: 20%; 2001: 30%)	4,831	8,620	15,250	17,743
Effects of:
Adjustment in respect to prior years	(591)	(1,055)	(5,915)	—

Current tax charge for the year	4,240	7,565	9,335	17,743

5.    Dividends

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Proposed	—	—	75,000	75,000
Adjustment in respect of prior year	—	—	(3)	—

	—	—	74,997	75,000

        The adjustment in respect of the prior year in 2002 relates to the waiver of the 2001 dividend by Cableuropa S.A.U.

6.    Debtors

	31 December 2003	31 December 2003	31 December 2002	31 December 2001
	£	US$	£	£
Receivable after more than one year
Loans to the Cableuropa Group	264,966,171	472,752,642	555,646,369	565,865,404
Amounts due from Cableuropa in respect of the equity value certificates	17,946,374	32,019,921	16,563,226	—

	282,912,545	504,772,563	572,209,595	565,865,404
Receivable within one year:
Amounts due from Cableuropa in respect of the equity value certificates	—	—	—	47,098,354
Indebtedness with holding company	—	—	7,059	—
Indebtedness with the Cableuropa Group	32,170,463	57,398,540	59,924,542	61,484,468

	315,083,008	562,171,103	632,141,196	674,448,226

        The loans to the Cableuropa Group reflect the on-lending of the gross loans that are included in creditors (see note 8) and are repayable on the same terms. These are denominated in the same currencies. The loans bear interest at 13.214%, 14.01% and 16.252% per annum.

7.    Creditors: amounts falling due within one year

	31 December 2003	31 December 2003	31 December 2002	31 December 2001
	£	US$	£	£
UK taxation	4,245	7,574	15,250	17,743
Proposed dividend	—	—	75,000	75,000
Indebtedness with holding company	8,188	14,609	—	—
Accruals and deferred income	15,407,080	27,489,313	28,887,965	29,218,086

	15,419,513	27,511,496	28,978,215	29,310,829

        The accruals and deferred income represents the interest payable on the Notes and the short-term portion of the amortisation for the maintenance fee in respect to the 1999 and 2001 Notes.

8.    Creditors: amounts falling due after more than one year

	31 December 2003	31 December 2003	31 December 2002	31 December 2001
	£	US$	£	£
Notes:
13% US$ 275m Notes due 2009	50,076,645	89,346,750	165,390,534	182,435,188
13% Euro 125m Notes due 2009	31,335,259	55,908,370	78,838,661	73,809,873
14% Euro 200m Notes due 2010	78,576,834	140,196,787	127,172,669	119,285,146
14% US$ 200m Notes due 2011	41,039,530	73,222,730	107,162,587	116,483,798
14% Euro 150m Notes due 2011	69,547,803	124,087,189	84,286,053	77,759,832
Equity value certificates relating to the Notes due 2009 and 2011	17,946,374	32,019,921	16,563,226	47,098,354
Accruals and deferred income	11,143,792	19,882,753	23,814,103	28,260,093

	299,666,237	534,664,500	603,227,833	645,132,284

        All Notes are repayable after more than 5 years.

        The 13% Notes 2009 will mature on 1 May 2009. However, the company may redeem some or all of the Notes at any time on or after 1 May 2004.

        The 14% Notes 2010 will mature on 15 July 2010. However, the company may redeem some or all of the Notes on or after 15 July 2005.

        The 14% Notes 2011 will mature on 15 February 2011. However, the company may redeem some or all of the Notes at any time on or after 15 February 2006.

        13% US$275m Notes 275,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 6 May 1999 at a discounted price of US$984.59/unit. Expenses of US$8,937,500 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 182,902 Notes were then redeemed on 13 February 2003. The unamortised amount related to the discount and expenses at the balance sheet date of the units was US$ 2,360,652 (2002: US$ 8,366,388, 2001: US$ 9,684,506). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.'s total shares under certain circumstances.

        13% Euro125m Notes 125,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 6 May 1999 at a discounted price of Euro 984.59/unit. Expenses of Euro 4,062,500 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 79,372 Notes were then redeemed on 13 February 2003. The unamortised amount related to the discount and expenses at the balance sheet date of the units was Euro 1,169,535 (2002 Euro 3,802,904, 2001 Euro 4,402,049). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.'s total shares under certain circumstances.

        14% Euro200m Notes 200,000 units of Euro 1,000 principal amount were issued on 30 June 2000 at a discounted price of Euro 970/unit. The expenses of this issue have been borne by Cableuropa S.A.U. The discount has been netted from the gross amount of the loan and is being amortised over the period of the loan. 86,298 Notes were then redeemed on 13 February 2003. The unamortised amount related to the expenses at the balance sheet date of the units was Euro 2,217,189 (2002 Euro 4,500,000, 2001 Euro 5,100,000).

        14% US$200m Notes 200,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 9 February 2001 at a discounted price of US$862.04/unit. Expenses of US$6,000,000 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 116,486 Notes were then redeemed on 13 February 2003. The unamortised amount related to the expenses at the balance sheet date of the units was US$ 9,971,161 (2002 US$ 27,238,314, 2001 US$ 30,597,613). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.'s total shares under certain circumstances.

        14% Euro150m Notes 150,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 9 February 2001 at a discounted price of Euro 862.04/unit. Expenses of Euro 4,500,000 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. 37,947 Notes were then redeemed on 13 February 2003. The unamortised amount related to the discount and expenses at the balance sheet date of the units was Euro 13,378,577 (2002 Euro 20,428,736, 2001 Euro 22,948,210). The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.'s total shares under certain circumstances.

        All the Notes are fully and conditionally guaranteed, jointly and severally on a subordinated unsecured basis by companies in the Cableuropa Group.

        The Equity value certificates relating to the 1999 and 2001 Notes, which were separated from the Notes when the Notes were exchanged for registered Notes, will be redeemable at the earliest of an initial public offering of Cableuropa S.A.U. or a reorganisation of the Cableuropa Group or 31 May 2009 (related to 1999 Notes) or 16 March 2011 (related to 2001 Notes).

9.    Called up share capital

        The authorised and issued share capital of the Company is £50,000 divided into 50,000 ordinary shares of £1 each, of which two fully paid shares and 49,998 shares paid up to one quarter have been issued.

        The issued share capital is paid up as follows:—

	31 December 2003	31 December 2003	31 December 2002	31 December 2001
	£	US$	£	£
2 fully paid shares of £1 each, issued at par on incorporation.	2	3	2	2
49,998 paid up to one-quarter shares of £1 each, issued at par on 4 February 1999.	12,500	22,302	12,500	12,500

	12,502	22,305	12,502	12,502

10.    Reconciliation of movements in equity shareholders' funds

	Share capital 2003	Profit and loss account 2003	Total 2003	Total 2002	Total 2001
	£	£	£	£	£
Opening equity shareholders' funds	12,502	8,391	20,893	28,976	62,577
Retained profit/(loss) for the financial period	—	19,917	19,917	(8,083)	(33,601)

Closing equity shareholders' funds	12,502	28,308	40,810	20,893	28,976

11.    Ultimate parent undertaking and controlling party

        ONO Finance (Holdings) Limited is the immediate parent undertaking of the company. The shares of ONO Finance (Holdings) Limited are in turn held by Royal Exchange Trust Company Limited under the terms of a Declaration of Trust for charitable purposes. Copies of those group accounts may be obtained from the Registrar of Companies.

        Cableuropa S.A.U., a company incorporated in Spain, is the largest group of which the company is a member and for which group accounts are drawn up.

12.    Related party transactions

        The company has taken advantage of the exemption in Financial Reporting Standard No 8 from disclosing transactions with its holding company on the grounds that it is more than 90% owned.

        The company is owned 98% by ONO Finance (Holdings) Limited and 2% owned by Cableuropa S.A.U. ONO Finance (Holdings) Limited has borne all administrative expenses of the company, including legal, accounting and rental costs. Accordingly, no administrative expenses have been recorded in the accompanying financial accounts. In addition, the directors receive no emoluments in respect of their services to the company.

13.    US GAAP

        ONO Finance Plc's financial statements are prepared in accordance with UK GAAP, which differ in certain respects from the accounting principles generally accepted in the United States (US GAAP). The principal differences between UK GAAP and US GAAP are presented and described below, together with explanations of the adjustments that affect net income and total shareholders' equity as of 31 December 2003 and for the periods indicated.

Reconciliation of shareholders' equity and net (loss)/profit

Reconciliation of shareholders equity	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Shareholders' equity in accordance with UK GAAP	40,810	72,812	20,893	28,976
Proposed dividend and waiver of prior year dividend	—	—	74,997	75,000

Shareholders equity in accordance with US GAAP	40,810	72,812	95,890	103,976

Reconciliation of net (loss)/profit	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Retained profit/(loss) for the period in accordance with UK GAAP	19,917	35,535	(8,083)	(33,601)
Proposed dividend and waiver of prior year dividend	—	—	74,997	75,000

Net profit in accordance with US GAAP	19,917	35,535	66,914	41,399

Proposed dividends

        Under UK GAAP proposed dividends are presented as a deduction at the foot of the profit and loss account, whereas under US GAAP, dividends are shown when declared, as a deduction in the statement of changes in stockholders' equity.

Use of Estimates in the Preparation of the Financial Statements

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates

Cash and cash equivalents

        Cash and cash equivalents consist of all cash in banks, cash in hand, and other equivalent instruments with original maturities of three months or less.

Debt issuance costs

        Under UK GAAP, debt issuance costs of £6,652,367 (£15,072,855 before the partial debt cancellation in 2003) are netted against the carrying value of the related debt. Under US GAAP, these costs are reclassified as a long-term asset and amortised over the period of the debt. This difference in classification gives rise to no differences in reported shareholders equity and net income.

        The company has considered the impact of new accounting standards in the UK and the US and does not expect them to have a material impact on the company's financial statements.

Revaluation of Equity Value Certificates

        Under UK GAAP, changes in the value of the Equity value certificates are recorded in the statement of recognised gains and losses. Under US GAAP, such amounts are recorded under other comprehensive income. However, as the decrease in the value of the Equity value certificates related to the Company's debt obligations is equivalent to the decrease in the value of the related receivable from Cableuropa S.A.U., there are no differences between net income, comprehensive income or shareholders' equity between US and UK GAAP.

Income taxes

        Provision for taxation has been made at the rate of 20%.

        There are no temporary differences giving rise to deferred taxes in accordance with US generally accepted accounting principles.

Financial instruments

31 December 2003	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	51,393,973	50,076,645	53,449,732
13% Euro Notes 2009	32,159,571	31,335,259	32,963,561
14% Euro Notes 2010	80,139,555	78,576,834	82,944,439
14% US$ Notes 2011	46,603,795	41,039,530	48,992,239
14% Euro Notes 2011	78,977,305	69,547,803	81,741,510

	289,274,199	270,576,071	300,091,481

31 December 2003	Notional amount	Carrying amount	Fair value
	US$	US$	US$
13% US$ Notes 2009	92,098,000	89,346,750	95,365,012
13% Euro Notes 2009	57,629,952	55,908,370	58,813,585
14% Euro Notes 2010	143,610,082	140,196,787	147,989,468
14% US$ Notes 2011	83,514,000	73,222,730	87,411,953
14% Euro Notes 2011	141,527,330	124,087,189	145,843,203

	518,379,364	482,761,826	535,423,221

31 December 2002	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	170,580,133	165,390,534	55,438,543
13% Euro Notes 2009	81,312,448	78,838,661	26,426,546
14% Euro Notes 2010	130,099,917	127,172,669	42,282,473
14% US$ Notes 2011	124,058,279	107,162,587	40,318,940
14% Euro Notes 2011	97,574,938	84,286,053	31,711,855

	603,625,715	562,850,504	196,178,357

31 December 2001	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	189,094,410	182,435,188	145,602,695
13% Euro Notes 2009	76,504,070	73,809,873	58,908,134
14% Euro Notes 2010	122,406,512	119,285,146	96,701,145
14% US$ Notes 2011	137,523,207	116,483,798	108,643,334
14% Euro Notes 2011	91,804,884	77,759,832	72,525,858

	617,333,083	569,773,837	482,381,166

        The company could be exposed to credit related losses due to the debt financing in place. The fair value is based on the quoted market value of the Notes at 31 December 2003, 2002 and 2001.

Cash flow statement

	Year ended 31 December 2003	Year ended 31 December 2003	Year ended 31 December 2002	Year ended 31 December 2001
	£	US$	£	£
Cash flows from operating activities:
Net income	19,917	35,535	66,914	41,399
Adjustments to reconcile net income to net cash
Operating activities
Taxation	4,240	7,565	9,335	17,743
Foreign exchange transaction (gain)/loss	—	—	(13,000)	57
Amortisation of debt issuance costs and debt discount	3,061,720	5,462,721	5,320,321	5,074,892
Accretion of discount on Notes receivable	(3,061,720)	(5,462,721)	(5,320,321)	(5,074,892)
Non cash interest payable	—	—	17,607,776	52,136,533
Non cash interest receivable	—	—	(17,607,776)	(52,175,922)
Interest received from prior years	—	—	79,664	—
(Increase)/decrease in debtors	8,650	15,435	(6,034)	—
(Decrease) in creditors	—	—	—	(8,422)

Total adjustments from operating activities	12,890	23,000	69,965	(30,011)
Financing activities
Dividend paid	(75,000)	(133,815)	(74,997)	—

Net cash flows	(42,193)	(75,280)	61,882	11,388
Cash and cash equivalents, at beginning of period	85,745	152,985	23,863	12,475

Cash and cash equivalent, at end of period	43,552	77,705	85,745	23,863

        Amounts stated are on a UK GAAP basis.

        Non-cash investing and financing activities disclosure:

        The cash proceeds from the debt issuance were received directly by the Cableuropa Group. Accordingly, the cash flow statement does not reflect receipt of these proceeds and a subsequent disbursement to the Cableuropa Group.

Accounting for derivative instruments and hedging activities

        The company has considered the impact of new accounting standards in the UK and the US and does not expect them have a material impact on the company's financial statements.

14.    Significant event

        During the course of the year the Cableuropa Group purchased Notes issued by the Company. On 13 February 2003 the Cableuropa Group transferred these Notes to the Company, who redeemed them (see note 8), in exchange for a reduction in amounts owed to the Company under the Loans.

        At the end of the year, therefore, the principal outstanding under the Notes was lower than that at the start of the year and the principal owing to the Company under the Loans was proportionately reduced.

        The loans to the Cableuropa Group as well as the outstanding Notes after the redemption on 13 February 2003, are as follows:

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

15.    Derivatives and other financial instruments

        The Company's financial instruments comprise borrowings, debtors and creditors that arise as a result of normal operations. The Company does trade in financial instruments.

        The main risk arising from the Company's financial instruments is foreign currency risk. However, as the onward lendings to Cableuropa Group are in the same currencies as the borrowings, any foreign currency exposure should be minimal. Details can be found in notes 6 and 8.

Maturity of financial instruments

        The maturity profiles of the company's financial instruments are detailed in notes 6 and 8.

Fair values

        The fair value of the financial liabilities at 31 December 2003 is detailed in note 13.

Interest rate risk

        The company is not exposed to interest rate risk as all interest rates on financial instruments are fixed as detailed in notes 6 and 8 and finance raised by the issue of the financial instruments are subsequently on lent at similar fixed rates of interest.

16.    Subsequent events

        ONO Finance announced a tender offer (the "Tender Offer") on April 16, 2004. Under the terms of the Tender Offer, ONO Finance will purchase up to an aggregate maximum principal amount of €300,000,000 of Notes at an initial purchase price per $1,000 or €1,000 principal amount, as the case may be, of: (i) 1,068.75 for the 2009 Notes, (ii) 1,130.00 for the 2010 Notes, and (iii) 1,160.00 for the 2011 Notes. The purchase price includes a premium per $1,000 or €1,000 principal amount of tendered Notes, as the case may be, of 30.00 for the 2009 Notes and 50.00 for the 2010 Notes and 2011 Notes. The premium will be paid to holders of Notes who have validly tendered and not withdrawn their Notes on or prior to April 29, 2004.

        In conjunction with the Tender Offer, ONO Finance is also seeking the consent of holders of the Notes (the "Consent Solicitation") to certain amendments to the indentures governing the Notes (the

"Indentures"). These amendments, if and when effective, will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights of the holders contained in the Indentures and the Notes. Any Note tendered in the Tender Offer is deemed to constitute the consent of the holder to the proposed amendments to the relevant Indenture. The Indentures provide that the consent of at least a majority of the principal amount outstanding is necessary to approve the proposed amendments.

QuickLinks

Presentation of Financial and Certain Other Information
Further Information
TABLE OF CONTENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisors
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosure about Market Risk
  Item 12. Description of Securities Other than Equity Securities
PART II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
PART III
  Item 16. [Reserved]
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
ONO FINANCE PLC CONTENTS
ONO FINANCE PLC DIRECTORS' REPORT FOR THE YEAR ENDED 31 DECEMBER 2003
INDEPENDENT AUDITORS' REPORT
ONO FINANCE PLC PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 DECEMBER 2003
STATEMENT OF RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 31 DECEMBER 2003
ONO FINANCE PLC BALANCE SHEET AS AT 31 DECEMBER 2003
ONO FINANCE PLC NOTES TO THE ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2003