Form 20-F
period 2004-12-31
ONO FINANCE PLC
filed 2005-06-30
CIK 1096495

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 (Fee required)
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004 (No Fee required)
or
☐	Transaction report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transaction period from N/A to N/A (No Fee required)

Commission file number 333-10976-01

ONO Finance PLC

(Exact Name of Registrant as Specified in Its Charter)

England and Wales

(Jurisdiction of Incorporation or Organization)

10 Upper Bank Street, London E14 5JJ

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

€113,702,000 14% Notes Due 2010

$58,920,000 14% Notes Due 2011

€8,038,000 14% Notes Due 2011

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

ONO Finance PLC (“ONO Finance”) is a company organized under the laws of England and Wales. In this Annual Report, references to “we,” “us,” and “our” are to ONO Finance. References to the “2010 EUR Notes” are to the € 113,702,000 14% Notes due 2010 (“2010 Notes”), references to the “2011 USD Notes” are to the $58,920,000 14% Notes due 2011, references to the “2011 EUR Notes” are to the €8,038,000 14% Notes due 2011 (together with the 2011 USD Notes, the “2011 Notes”) and references to the “2014 Notes” are to the €180,000,000 10.5% Notes and to the €100,000,000 Euribor 3m + 8.5% Notes due 2014, all issued by ONO Finance. The 2010 Notes, the 2011 Notes and the 2014 Notes are collectively referred to as the “Notes.”

Presentation of Financial and Certain Other Information

Unless otherwise indicated or otherwise required by the context, all references in this Form 20-F to “EUR,” “euro” or “€” are to the lawful currency in eleven Member States of the European Union. “U.S. dollars,” “dollars,” “U.S.$,” “USD” or “$” are to United States dollars, the lawful currency of the United States of America. References to “pounds” or “£” are to British pounds sterling, the lawful currency of the United Kingdom.

Amounts stated in U.S. dollars, unless otherwise indicated, have been translated from pounds at an assumed rate solely for your convenience, and should not be construed as representations that pound amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless indicated otherwise, U.S. dollar amounts have been translated from the pound at the rate of £1.00 = $1.9160, the noon buying rate in New York City for cable transfers in pounds as certified for customs purposes by the Federal Reserve Bank of New York, or the Pound Noon Buying Rate, on December 31, 2004.

We maintain our accounting records and prepare our statutory accounts in accordance with generally accepted accounting principles in the United Kingdom, or U.K. GAAP. Our audited financial statements as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004, and, unless otherwise indicated, other financial information in this Form 20-F, have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. For a discussion of the most significant differences between U.K. GAAP and U.S. GAAP and reconciliations of net income and shareholders’ equity to U.S. GAAP, see note 13 of the notes to our financial statements included in this Form 20-F.

Certain numerical figures included in the Form 20-F have been subject to rounding adjustments; accordingly, numerical figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

2

Further Information

The Notes have been guaranteed by Cableuropa, S.A.U. (“Cableuropa”) and certain of its subsidiaries (collectively, the “ONO Group”). Information regarding Cableuropa and the other Note guarantors is available in Cableuropa’s Form 20-F filed with the Securities and Exchange Commission on April 27, 2005 (the “Cableuropa Annual Report”). Our registered office is located at 10 Upper Bank Street, London E14 5JJ, England.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This Annual Report on Form 20-F contains certain forward looking statements as defined in section 27A of the Securities Act and in section 21E of the United States Securities Exchange Act of 1934. These forward looking statements are accompanied by, and should be read in conjunction with, an explanation of factors that could cause actual results to differ materially from those expressed as such forward looking statements. By their nature, forward looking statements involve risk and uncertainty, and the factors described in the context of such forward looking statements and other factors referred to in this Annual Report on Form 20-F, particularly in Item 4. “Information on the Company” and Item 5. “Operating and Financial Review and Prospects.” could cause actual results and developments to differ materially from those expressed in or implied by such forward looking statements. We are claiming the benefits of the safe harbor provisions referred to above.

TABLE OF CONTENTS

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosure about Market Risk
Item 12.	Description of Securities Other than Equity Securities
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following summary historical financial information presented below under the captions profit and loss account and balance sheet data is derived from our audited financial statements as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. You should read the following financial information together with our audited financial statements and notes thereto included in Item 18 of this Annual Report. The financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between U.K. GAAP and U.S. GAAP relevant to us and reconciliations in note 13 of the notes to our financial statements.

Profit and Loss Account

	Year ended December 31
	2000	2001	2002	2003	2004
	£	£	£	£	£
Interest receivable and similar income	44,665,846	86,248,879	88,695,480	35,432,928	58,212,304
Foreign exchange gains/(losses), net	(11,678)	(307)	9,941	1,300	(309)
Interest payable and similar charges	(44,620,397)	(86,189,430)	(88,629,172)	(35,410,071)	(58,184,051)
Profit on ordinary activities before taxation	33,771	59,142	76,249	24,157	27,944
Tax on profit on ordinary activities	—	(17,743)	(9,335)	(4,240)	(5,000)
Profit on ordinary activities after taxation	33,771	41,399	66,914	19,917	22,944
Dividend	—	(75,000)	(74,997)	—	—
Retained profit/(loss) for the period	33,771	(33,601)	(8,083)	19,917	22,944

Statement of Recognized Gains and Losses

	Year ended December 31,
	2000	2001	2002	2003	2004
	£	£	£	£	£
Profit for the financial period	33,771	41,399	66,914	19,917	22,944
Revaluation of equity value certificates due from Cableuropa	(3,567,713)	39,586,078	(30,535,128)	1,383,148	6,327
Revaluation of equity value certificates due to bondholders	3,567,713	(39,586,078)	30,535,128	(1,383,148)	(6,327)
Profit for the financial period	33,771	41,399	66,914	19,917	22,944

Balance Sheet

	As at December 31,
	2000	2001	2002	2003	2004
	£	£	£	£	£
Debtors: receivable after more than one year	374,028,569	565,865,404	572,209,595	282,912,545	320,517,571
Debtors: receivable within one year	26,135,308	108,582,822	59,931,601	32,170,463	14,704,154
Total debtors	400,163,877	674,448,226	632,141,196	315,083,008	335,221,725
Cash at bank and in hand	12,475	23,863	85,745	43,552	61,820
Current assets	400,176,352	674,472,089	632,226,941	315,126,560	335,283,545
Creditors: amounts falling due within one year	(22,436,726)	(29,310,829)	(28,978,215)	(15,419,513)	(10,211,620)
Net current assets	377,739,626	645,161,260	603,248,726	299,707,047	325,071,925
Creditors: amounts falling due after more than one year	(377,677,049)	(645,132,284)	(603,227,833)	(299,666,237)	(325,008,171)
Net assets	62,577	28,976	20,893	40,810	63,754
Capital and Reserves
Called up share capital	12,502	12,502	12,502	12,502	12,502
Profit and loss account	50,075	16,474	8,391	28,308	51,252
Equity shareholders’ funds	62,577	28,976	20,893	40,810	63,754

U.S. GAAP Data:

	As at December 31,
	2000	2001	2002	2003	2004
	£	£	£	£	£
Net profit/(loss)	33,771	41,399	66,914	19,917	22,944
Shareholders’ equity	62,577	103,976	95,890	40,810	63,754

Exchange Rates

For your convenience, this Annual Report contains certain translations of pounds into U.S. dollars based on the noon buying rate. The noon buying rate is the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table below provides, for the periods indicated, the period-end, average, high and low exchange rates between the pound and the U.S. dollar, expressed in dollars per pound, based on the noon buying rate. These rates have been provided for your convenience and they are not the exchange rates used to prepare the financial statements included in this Annual Report. On December 31, 2004, the noon buying rate was £1.00 = U.S.$1.9160.

Year ended December 31,	High	Low	Average Rate(1)	End of Period
	(dollars per pound)
2004	1.9482	1.7544	1.8356	1.9160
2003	1.7842	1.5500	1.6450	1.7842
2002	1.6095	1.4074	1.5084	1.6095
2001	1.5045	1.3730	1.4418	1.4543
2000	1.6765	1.4514	1.5667	1.4515

(1)           The average rates for each period reflect the average of the noon buying rates on the last business day of each month during the relevant period.

The table below sets forth the high and low exchange rates between the pound and the dollar expressed in dollars per pound, for each of the full six months ending May 31, 2005.

	High	Low
	(U.S. dollars per pound)
2005
May	1.9048	1.8205
April	1.9197	1.8724
March	1.9292	1.8657
February	1.9249	1.8570
January	1.9058	1.8647
2004
December	1.9482	1.9125

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

We are a financing entity with no additional operations

We are a financing entity with no business operations other than the issuance of debt securities, including the Notes, and the lending of the proceeds of such offerings to the ONO Group under the multi-borrower credit facilities, or similar agreements (such as the notes proceeds loans). We will rely on payments that the ONO Group must make under the multi-borrower credit facilities and the notes proceeds loans to provide the funds necessary for us to pay principal and interest on the Notes and to pay our other expenses. Therefore, we are subject to all risks to which the ONO Group is subject, to the extent such risks could limit their ability to satisfy their obligations under the multi-borrower credit facilities and the notes proceeds loans. For a discussion of other risk factors affecting the Notes and the operations of the business of the ONO Group, see Item 3.D. “Key Information—Risk Factors” of the Cableuropa Annual Report on Form 20-F, as filed with the SEC on April 27, 2005.

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

Business Overview

Our principal purpose is to finance the business operations of the ONO Group. We have conducted no other operations since we were established and will have no subsidiaries or significant businesses other than the issuance of debt securities and are not expected to produce any income except for payments received from the ONO Group under the multi-borrower credit facilities and notes proceeds loans. For more information on the business operations of the ONO Group, see Item 4 “Information on the Company” of the Cableuropa Annual Report on Form 20-F, as filed with the SEC on April 27, 2005.

Organizational Structure

ONO Finance (Holdings) Limited (“Holdings”), an English private limited company, holds 98% and Cableuropa holds the remaining 2% of our share capital. Holdings has a share capital of one pound consisting of a single share of par value one pound and its sole shareholder is Royal Exchange Trust Company Limited (“Retco”), which holds the Holding’s share under the terms of an English law charitable trust.

Property, Plant and Equipment

We do not own, lease, or otherwise occupy any property.

Legal Proceedings

We are currently not party to any legal proceedings.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

We prepare our financial statements in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. You can find a description of the most significant differences between U.K. GAAP and U.S. GAAP relevant to us and reconciliations of net income and shareholders’ equity in note 13 of the notes to our financial statements. The preparation of financial statements in conformity with U.K. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and contingent liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the uncertainty of factors surrounding the estimates or judgments used in the preparation of the financial statements, actual results may vary from these estimates.

For a summary of all of our significant accounting policies, including the critical accounting policies discussed below, see note 1, Accounting Policies, to our financial statements.

Loans

Borrowings are included as liabilities in the balance sheet at their proceeds, net of discount and expenses. The expenses and discount are charged to loan interest in the profit and loss account over the term of the borrowing, using the effective interest method. Funds on lent to the ONO Group are accounted for in exactly the same manner in order to match the borrowing and the debtor treatment. Our ability to meet our debt obligations is dependent on the ONO Group meeting its debt obligations to us under the multi-borrowers credit facilities and notes proceeds loans.

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

Results of Operations

We are a financing entity whose principal business is to finance the business operations of the ONO Group. We have conducted no other operations since we were established and expect not to have subsidiaries or significant businesses other than the issuance of debt securities and are not expected to provide any income except payments received from the ONO Group under the multi-borrower credit facilities and the notes proceeds loans. Our significant business events during 2004 were a new bond issuance on May 17, 2004 for €280 million split between €100 million of floating rates notes priced at three month Euribor plus a margin of 8.5%, and €180 million of fixed rate notes priced at 10.5% and the cancellation of a significant portion of the Notes purchased during May and June 2004.

After these transactions, the following Notes remain outstanding:

	Thousand of Euro or US$ (as applicable)
	Outstanding Bonds		Outstanding Loans to the Cableuropa Group
	Face	Interest Rate	Total loan @ maturity	Interest Rate

Euro Notes due 2010	113,702	14.00	113,702	14.010
Euro Notes due 2011	8,038	14.00	8,038	16.252
US$ Notes due 2011	58,920	14.00	58,920	16.252
Euro Fixed Notes due 2014	180,000	10.50	180,000	10.510
Euro Floating Notes due 2014	100,000	Euribor + 8.5%	100,000	Euribor + 8.51%

For a discussion on the operating and financial review and prospects of the ONO Group, see Item 5. “Operating and Financial Review and Prospects” of Cableuropa’s Annual Report on Form 20-F, as filed with the SEC on April 27, 2005.

Item 6. Directors, Senior Management and Employees

Directors

The following table shows information regarding our directors:

Name	Age	Title	Member of Board of Director Since	Termination
Bryan Donald Needham	61	Director	1999	Resigned on 15 July 2004
Peter Michael Hills	49	Director	2000	Deceased on 12 December 2004
Capita Trust Company Limited	n/a	Director	15 July 2004	n/a
Adrian Walton Gower	43	Director	12 December 2004	n/a

Adrian Walton Gower, is a Director of Capita Trust Company Limited and head of Corporate Trust which administers a wide range of Corporate Trusts including securitizations. Mr. Gower is a Director of a number of companies through the involvement of Capita IRG Trustees Limited and Capita Trust Company Limited in securitizations (see below).

Capita Trust Company Limited, a subsidiary of The Capita Group, administers a wide range of Corporate Trusts including securitizations. Capita Trust Company Limited is a Director of a number of companies through the involvement of Capita IRG Trustees Limited in securitizations (see below).

The following table shows information regarding the main outside activities currently undertaken by our directors.

Name	Main Activities outside ONO Finance
Adrian Walton Gower

Adrian Gower serves as director for the following companies:
Aire Valley Finance (No. 2) Plc; Aire Valley Finance Plc; Aire Valley Trustees (No 2) Limited; Anglia Funding Limited; Anglia Options Limited; Artesian Finance II Plc; Artesian Finance Plc; Burra Limited; Capita Consortium Nominees No. 1 Limited; Capita Consortium Nominees No. 2 Limited; Capita Consortium Nominees No. 3 Limited; Capita Trust Company Limited; Capita Trust Corporate Limited; Capita Trust Nominees No.1 Limited Capita Trust Nominees No.2 Limited; Capita Trust Secretaries Limited; Southern Pacific Securities 05-2 Parent Limited; Southern Pacific Financing 05-B Parent Limited; Dee Valley Water (Holdings) Limited; Epic (Caspar) Holdings Limited; Epic (Caspar) Options Limited Epic (Caspar) Plc; EPIC (Unite) Holdings Plc; EPIC (Unite) Options Limited; EPIC (Unite) Plc; Festival Funding Limited; Fiesta Funding Limited; Finance For Higher Education

Limited; Finance for Mortgages Limited; Finance For Residential Social Housing (Holdings) Limited; Finance For Residential Social Housing Plc; First Finance London Ltd; First Securitisation Company Limited; Gallaher Asset Finance 2000 Limited; GHG Finance Limited; Gracechurch Card Funding (No. 1) Plc; Gracechurch Mortgage Finance (No. 2) Plc Gracechurch Mortgage Finance (No. 3) Plc; Gracechurch Mortgage Finance Plc; Gracechurch Mortgage Trustee (No. 1) Limited; Gracechurch Mortgage Trustee (No. 2) Limited; Gracechurch Mortgages (Holdings) Limited; Gracechurch Personal Loan Finance (No. 1) Plc; Gracechurch Receivable (Holdings) Limited; Gracechurch Receivable Trustee Limited; Guaranteed Export Finance Corporation Plc; H.A Funding Limited; Higher Education Securitised Investment Series (Holdings) Limited; The Higher Education Securitised Investments Series No. 1 Plc; The Housing Association Funding Plc; HSMS; Hurst UK Finance Limited; Investors Finance Company (Holdings) Limited; Investors Finance Company Plc; L.A.B Investments (Holdings) Ltd; L.A.B Investments Plc; Leek Finance Holdings Number Eight Limited; Leek Finance Holdings Number Eleven Limited; Leek Finance Holdings Number Fifteen Limited; Leek Finance Holdings Number Five Limited; Leek Finance Holdings Number Four Limited; Leek Finance Holdings Number Fourteen Limited; Leek Finance Holdings Number Nine Limited; Leek Finance Holdings Number Seven Limited; Leek Finance Holdings Number Six Limited; Leek Finance Holdings Number Sixteen Limited; Leek Finance Holdings Number Ten Limited; Leek Finance Holdings Number Three Limited; Leek Finance Holdings Number Twelve Limited; Leek Finance Holdings Number Two Limited; Leek Finance Number Eight Limited; Leek Finance Number Eleven Plc; Leek Finance Number Fifteen Plc; Leek Finance Number Five Limited; Leek Finance Number Four Limited; Leek Finance Number Fourteen plc; Leek Finance Number Nine Limited; Leek Finance Number Seven Plc; Leek Finance Number Six Limited; Leek Finance Number Sixteen Plc; Leek Finance Number Ten Plc; Leek Finance Number Three Plc; Leek Finance Number Twelve Plc; Leek Finance Number Two Plc; Lothbury Funding No. 1 Plc; Maple Mortgages Holdings Limited; Maple Mortgages Securities No 1 Plc; Meadowhall CMR Finance Plc; Meadowhall CMR Holdings Limited; Meerbrook Finance Holdings Number One Limited; Meerbrook Finance Holdings Number Two Limited; Meerbrook Finance Number One Limited; Meerbrook Finance Number Two Limited; Meridian VAT Trustees Limited; Merrion Square (Holdings) Limited; Millennium Link Trust; Monument MT No. 1 Limited; Monument MT No. 2 Limited; Monument Options No. 1 Limited; Monument Post-Enforcement No. 2 Limited; Monument Securitisation (CMBS) No. 1 Plc; Monument Securitisation (CMBS) No.1 Plc; Monument Securitisation (CMBS) No.2 Limited; Monument Securitisation Holdings Limited; Monument Securitisation Holdings No. 2 Limited; Morgan Stanley Mortgage Finance (Broadgate) Plc; Mortgage Express (No. 2); Mortgage Express Holdings; Mortgage Platforms Asset Sale 1 Limited; Mortgages No.1 (Holdings) Limited; Mortgages No.1 (Options) Limited; Mortgages No.1 Plc; Mortgages No.2 (Holdings) Limited; Mortgages No.2 (Options) Limited; Mortgages No.2 Plc; Mortgages No.3 (Holdings) Limited; Mortgages No.3 (Options) Limited; Mortgages No.3 Plc; Mortgages No.4 (Holdings) Limited; Mortgages No.4 (Options) Limited; Mortgages No.4 Plc; Mortgages No.5 (Holdings) Limited; Mortgages No.5 (Options) Limited; Mortgages No.5 Plc; Mortgages No.6 (Holdings) Limited; Mortgages No.6 (Options) Limited; Mortgages No.6 Plc; Non Conforming Mortgages 1 Plc; Norland DACS 14 Limited; Norland DACS 18 Limited; Norland DACS 11 Limited; Norland DACS 13 Limited; Norland DACS 15 Limited; Norland DACS 16 Limited; Norland DACS 17 Limited; Norland DACS 19 Limited; Norland DACS 20 Limited; ONO Finance(Holdings) Limited; Orchardbrook Limited; Orvieto Limited; Phoenix Funding Plc; Plaster Limited; Platform Home Loans No. 2 Plc; Platform Home Loans Options Limited; Platform Homes Loans Holdings Limited; Platform Homes Loans Holdings No. 2 Limited; Platform Homes Loans No. 1 Plc; Platform Homes Loans Options No. 2 Limited; Plum Sterling No. 1 Plc; PMAC Funding 05-1 Limited; PMAC Holdings 05-1 Limited; Residential Mortgage Securities 10 Plc; Residential Mortgage Securities 11 Plc; Residential Mortgage Securities 12 Plc; Residential Mortgage Securities 13 Plc; Residential Mortgage Securities 14 Plc; Residential Mortgage Securities

15 Plc; Residential Mortgage Securities 16 Plc; Residential Mortgage Securities 17 Plc; Residential Mortgage Securities 18 Plc; Residential Mortgage Securities 19 Plc; Residential Mortgage Securities 20 Plc; Residential Mortgage Securities 8 Plc; Residential Mortgage Securities 9 Plc; Residential Mortgage Securities Limited; Residential Property Securities No. 3 Plc; Residential Property Securities No. 4 Plc; Residential Property Securities No. 5 Plc; RMS 11 Limited; RMS 11 Options Limited; RMS 12 Limited; RMS 12 Options Limited RMS 13 Limited; RMS 13 Options Limited; RMS 14 Limited; RMS 14 Options Limited; RMS 15 Limited; RMS 15 Options Limited; RMS 16 Limited; RMS 16 Options Limited; RMS 17 Limited; RMS 17 Options Limited; RMS Options Limited; RMS Options X Limited; RMS X Limited; RSL Finance (Holdings) Limited; RSL Finance (No. 1) Plc; Rudyard Finance Holdings Number One Limited; Rudyard Finance Number One Plc; Sarfu Limited; Scotlife Home Loans (No 2) Limited; Securitisation of Catalogue Assets (UK) Limited; Securitisation of Financial Assets Limited; Silhouette Mortgages Limited; Southern Pacific 04-1 Parent Limited; Southern Pacific 04-2 Parent Limited; Southern Pacific 04-A Parent Limited; Southern Pacific 04-B Parent Limited; Southern Pacific 05-1 Parent Limited; Southern Pacific 05-A Parent Limited; Southern Pacific A Limited; Southern Pacific B Limited; Southern Pacific D Parent Limited; Southern Pacific E Parent Limited; Southern Pacific F Parent Limited; Southern Pacific Financing 04-A Plc; Southern Pacific Financing 04-B (F) Limited; Southern Pacific Financing 04-B Plc; Southern Pacific Financing 05-A (F) Limited; Southern Pacific Financing 05-A Plc; Southern Pacific G Parent Limited; Southern Pacific H Parent Limited; Southern Pacific Securities 04-1 Plc; Southern Pacific Securities 04-2 Plc; Southern Pacific Securities 05-1 Plc; Southern Pacific Securities A Plc; Southern Pacific Securities C Plc; Southern Pacific Securities D Plc; Southern Pacific Securities E Plc; Southern Pacific Securities F Plc; Southern Pacific Securities G Plc; Southern Pacific Securities H Plc; Southern Pacific Securities 05-2 Plc; Southern Pacific Financing 05-B Plc; SP Options Limited; Spicedeck Limited; St James’ Park Finance Limited; Truck and Receivables Securitisation Limited; Valesco Funding Plc; Werretown Supermarkets Securitisations (Holdings) Ltd; Werretown Supermarkets Securitisations Plc; White City Property Nominee Limited; White City Property Trustees Limited

Capita Trust Company Limited

Capita Trust Company Limited serves as director for the following companies:
Aire Valley Finance (No 2) Plc; Aire Valley Finance Plc; Aire Valley Trustees (No 2) Limited; Anglia Funding Limited; Anglia Options Limited; Artesian Finance II Plc; Artesian Finance Plc; Capita Trust Secretaries Limited; City Aviation Finance Limited; Corkview Limited; Crimsonpoint Limited; Dee Valley Water (Holdings) Limited; Epic (Caspar) Holdings Limited; Epic (Caspar) Options Limited; Epic (Caspar) Plc; Epic (UNITE) Holdings Limited; Epic (Unite) Options Limited; Epic (UNITE) Plc; Fiesta Funding Limited; Finance For Residential Social Housing plc; Finance For Higher Education Limited; Finance for Mortgages Limited; Finance for Residential Social Housing (Holdings) Limited; First Finance London Ltd; Fizzgrange Limited; Gracechurch Card Funding (No. 1) Plc; Gracechurch Mortgage Finance (No. 2) Plc; Gracechurch Mortgage Finance (No. 3) Plc; Gracechurch Mortgage Finance Plc; Gracechurch Mortgage Trustee (No. 1) Limited; Gracechurch Mortgage Trustee (No. 2) Limited; Gracechurch Mortgages (Holdings) Limited; Gracechurch Personal Loan Finance (No. 1) Plc; Gracechurch Receivable (Holdings) Limited; Gracechurch Receivable Trustee Limited; H A Funding Limited; Higher Education Securitised Investments Series (Holdings) Limited (The); Higher Education Securitised Investments Series No.1 Plc (The); Housing Association Funding Plc; HSMS; Hurst UK Finance Limited; Investors Finance Company (Holdings) Limited; Investors Finance Company Plc; L.A.B Investments (Holdings) Ltd; L.A.B Investments Plc; Leek Finance Holdings Number Eight Limited; Leek Finance Holdings Number Eleven Limited; Leek Finance Holdings Number Five Limited; Leek Finance Holdings Number Four Limited; Leek Finance Holdings Number Fourteen Limited; Leek Finance Holdings Number Nine Limited; Leek Finance Holdings Number Seven Limited; Leek Finance Holdings Number Six Limited; Leek Finance Holdings Number Ten Limited; Leek Finance

Holdings Number Three Limited; Leek Finance Holdings Number Twelve Limited; Leek Finance Holdings Number Two Limited; Leek Finance Number Eight Limited; Leek Finance Number Eleven Plc; Leek Finance Number Five Limited; Leek Finance Number Four Limited; Leek Finance number Fourteen Plc; Leek Finance Number Nine Limited; Leek Finance Number Seven Plc; Leek Finance Number Six Limited; Leek Finance Number Ten Plc; Leek Finance Number Three Plc; Leek Finance Number Twelve Plc; Leek Finance Number Two Plc; Maple Mortgages Holdings Limited; Maple Mortgages Securities No 1 Plc; Meadowcroft CMR Holdings Limited; Meadowhall CMR Finance plc; Meerbrook Finance Holdings Number Two Limited; Meerbrook Finance Holdings Numbers One Limited; Meerbrook Finance Number One Limited; Meerbrook Finance Number Two Limited; Monument MT No. 1 Limited; Monument Options No. 1 Limited; Monument Post-Enforcement No. 2 Limited; Monument Securitisation (CMBS) No. 1 Plc; Monument Securitisation Holdings Limited; Monument Securitisation Holdings No. 2 Limited; Morgan Stanley Mortgage Finance (Broadgate) Plc; Mortgage Express (No 2); Mortgage Express Holdings; Mortgage Platforms Asset Sale 1 Limited; Mortgages No 1 (Holdings) Limited; Mortgages No 1 (Options) Limited; Mortgages No 1 Plc; Mortgages No 2 (Holdings) Limited; Mortgages No 2 (Options) Limited; Mortgages No 2 Plc; Mortgages No 3 (Holdings) Limited; Mortgages No 3 (Options) Limited; Mortgages No 3 Plc; Mortgages No 4 (Holdings) Limited; Mortgages No 4 (Options) Limited; Mortgages No 4 Plc; Mortgages No 5 (Holdings) Limited; Mortgages No 5 Plc; Mortgages No 6 (Holdings) Limited; Mortgages No 6 (Options) Limited; Mortgages No 6 Plc; Non-Conforming Mortgages 1 Plc; Norland DACS 11 Limited ; Norland DACS 13 Limited; Norland DACS 14 Limited; Norland DACS 15 Limited; Norland DACS 16 Limited; Norland DACS 17 Limited; Norland DACS 18 Limited; Norland DACS 19 Limited; Norland DACS 20 Limited; ONO Finance (Holdings) Limited; Orchardbrook Limited; Orvieto Limited; Plaster Limited; Platform Home Loans No 1 Plc; Platform Home Loans No 2 Plc; Plum Sterling No 1 Plc; PMAC Funding 05-1Limited; PMAC Holdings 05-1 Limited; Residential Mortgage Securities 1 plc; Residential Mortgage Securities 10 plc; Residential Mortgage Securities 11 plc; Residential Mortgage Securities 12 plc; Residential Mortgage Securities 13 plc; Residential Mortgage Securities 14 plc; Residential Mortgage Securities 15 plc; Residential Mortgage Securities 16 PLC; Residential Mortgage Securities 17 plc; Residential Mortgage Securities 18 plc; Residential Mortgage Securities 19 Plc; Residential Mortgage Securities 2 plc; Residential Mortgage Securities 20 Plc; Residential Mortgage Securities 3 plc; Residential Mortgage Securities 4 plc; Residential Mortgage Securities 5 plc; Residential Mortgage Securities 6 plc; Residential Mortgage Securities 7 plc; Residential Mortgage Securities 8 plc; Residential Mortgage Securities 9 plc; Residential Mortgage Securities Limited; Residential Mortgage Securities Limited; RMS 10 Limited; RMS 10 Options Limited; RMS 11 Limited; RMS 11 Options Limited; RMS 12 Limited; RMS 12 Options Limited; RMS 13 Limited; RMS 13 Options Limited; RMS 14 LIMITED; RMS 14 OPTIONS LIMITED; RMS 15 LIMITED; RMS 15 OPTIONS LIMITED; RMS 16 LIMITED; RMS 16 OPTIONS LIMITED; RMS 17 Limited; RMS 17 Options Limited; RMS 2 Limited; RMS 2 Options Limited; RMS 3 Limited; RMS 3 Options Limited; RMS 4 Limited; RMS 4 Options Limited; RMS 5 Limited; RMS 5 Options Limited; RMS 6 Limited; RMS 6 Options Limited; RMS 7 Limited; RMS 7 Options Limited; RMS 8 Limited; RMS 8 Options Limited; RMS Options limited; RMS Options limited; RMS Options X Limited; RMS X limited; RSL Finance (Holdings) Limited; RSL Finance (No. 1) Plc; Rudyard Finance Holdings Number One Limited; Rudyard Finance Number One Plc; Scotlife Home Loans (No 2) Limited; Securitisation of Catalogue Assets (UK) Limited; Securitisation of Financial Assets Ltd; Silhouette Mortgages Limited; Southern Pacific 04-1 Parent Limited; Southern Pacific H Parent Limited; Southern Pacific 04-2 Parent Limited; Southern Pacific 04-2 Parent Limited; Southern Pacific 04-B Parent Limited ; Southern Pacific 05-1 Parent Limited; Southern Pacific A Ltd; Southern Pacific A04-A Parent Limited; Southern Pacific B Limited; Southern Pacific D Parent Limited; Southern Pacific E Parent Limited; Southern Pacific E Parent Limited; Southern Pacific F Parent Limited; Southern Pacific Financing 04-A Plc; Southern Pacific Financing 04-B (F) Limited ;

Southern Pacific Financing 04-B Plc; Southern Pacific G Parent Limited; Southern Pacific H Parent Limited; Southern Pacific Securities 04-1 Plc; Southern Pacific Securities 04-2 Plc; Southern Pacific Securities 04-2 Plc; Southern Pacific Securities 05-1 Plc; Southern Pacific Securities A plc; Southern Pacific Securities C Plc; Southern Pacific Securities D Plc; Southern Pacific Securities E Plc; Southern Pacific Securities E Plc; Southern Pacific Securities F Plc; Southern Pacific Securities G Plc; Southern Pacific Securities H Plc; SP Options Limited; Spicedeck Limited; St James’ Park Finance Limited; Teesmartin High Wycombe GP Limited; Teesmartin High Wycombe LP2 Limited; Tussauds Intermediate Holdings Limited; Werretown Supermarkets Securitisations (Holdings) Limited; Werretown Supermarkets Securitisations Plc; White City Property Nominee Limited; White City Property Trustees Limited; Widebright Plc

Compensation

For the year ended December 31, 2004, we did not pay any compensation to our directors or executive officers.

Board Practices

There is no current provision to provide compensation to our directors upon expiration or termination of their service.

Audit and Compliance Committee

Our full board of directors functions as our audit committee.

Employees

We do not have any employees.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

ONO Finance (Holdings) Limited holds 49,000 shares of ONO Finance, or 98% of its shares, and Cableuropa holds the remaining 2% of its shares.

ONO Holdings’ articles of association and its memorandum of association:

•                  limit ONO Holdings’ activities to borrowing funds from Cableuropa to purchase and hold our shares, as well as other activities incidental thereto;

•                  prohibit the transfer of ONO Holdings’ shares to any party other than to Retco, to be held under the terms of the charitable trust, or to Cableuropa;

•                  prohibit the transfer of the issuer’s shares held by ONO Holdings to any party other than Retco, or Cableuropa; and

•                  prohibit ONO Holdings from issuing any securities, other than the initial issuance of its share capital to Retco, or otherwise to incur any indebtedness, other than a loan from Cableuropa sufficient to cover the costs of purchasing our shares and costs incidental to our maintenance and the maintenance of ONO Holdings.

Related Party Transactions

Multi-Borrower Credit Facilities and Notes Proceeds Loans

We and the members of the ONO Group have entered into the multi-borrower credit facilities and the notes proceeds loans, pursuant to which we have lent to the ONO Group (the borrowers), an amount equal to the gross proceeds of the offering of each of our Notes. A portion of the gross proceeds of the offering of each of our Notes has been applied, on the instructions of the borrowers, to pay us an up-front fee, which enabled us to pay the fees and commissions and other expenses of the relevant offering. The borrowers have appointed Cableuropa to act as their agent in connection with the multi-borrower credit facilities and notes proceeds loans.

Principal, Maturity and Interest

The multi-borrower credit facilities and the notes proceeds loans specify the amount of the loans provided to the borrowers. At Cableuropa’s discretion as agent, loans may be prepaid by a borrower so long as such amount is reborrowed immediately by another borrower. Amounts drawn under the multi-borrower credit facilities and the notes proceeds loans accrue interest at fixed or variable rates which substantially mirror interest accrued on the Notes. Amounts due under the multi-borrower credit facilities and the notes proceeds loans will be payable by the borrowers to us in order that we, upon receipt of such amounts, will be able to satisfy our obligations to pay principal and interest on the Notes. Amounts due under the multi-borrower credit facilities and the notes proceeds loans are payable to us concurrently with our obligations to make payments in respect of the Notes. Accordingly, the multi-borrower credit facilities and the notes proceeds loans contain provisions that match the optional and compulsory redemption provisions contained in the indentures. In addition, the multi-borrower credit facilities and the notes proceeds loans provide for an arrangement fee to be charged to the borrowers by ONO Holdings out of which ONO Holdings will pay our corporate maintenance and other expenses. The multi-borrower credit facilities and the notes proceeds loans also provide for the payment of such additional amounts as may be necessary so that the net amount we receive will not be less than amounts which we are entitled to receive if certain taxes or other payments were not required.

Joint and Several Liability of the Borrowers

Under the multi-borrower credit facilities and the notes proceeds loans, the borrowers are jointly and severally liable to us to pay principal, interest and any other amounts due.

Additional Related Party Transactions

As discussed in Item 5, our principal purpose is to finance the business operations of the ONO Group. Our related party transactions include the fixed and variable Notes issued in May 2004 and lent to Cableuropa under the notes proceeds loans. For more information on these transactions, see Item 5. “Operating Financial Review and Prospects—Results of Operations” of this report, Item 10. “Additional Information—Material Contracts” of the Cableuropa Annual Report on Form 20-F, as filed with the SEC on April 27, 2005 and ONO Finance plc financial statements included in this report.

Interests of Experts and Counsel

Not applicable.

Sarbanes-Oxley Act of 2002

As we have only registered our Notes under the U.S. Securities Act of 1933 (and not the U.S. Securities Exchange Act of 1934) and have, to the best of our knowledge, fewer than 300 U.S. security holders of record, we are not considered an “Issuer” for purposes of the Sarbanes-Oxley Act. Therefore, certain provisions of the Sarbanes-Oxley Act do not apply to us. However, we are obligated under our indentures relating to the Notes to file our reports in accordance with the requirements of Form 20-F. Therefore, although we are not statutorily obligated to comply with certain provisions of the Sarbanes-Oxley Act, we have chosen to comply with certain provisions in connection with the filing of our Form 20-F.

Item 8. Financial Information

For our financial information, please see the section entitled “Item 18. Financial Statements.”

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

Material Contracts

For a discussion of the material contracts affecting us and the ONO Group, see Item 10 “Additional information – Material Contracts” of the Cableuropa Annual Report on Form 20-F, as filed with the SEC on April 27, 2005.

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

EU Savings Directive

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

United Kingdom Taxation

The following is a summary of the current law and published practice in the U.K. relating to certain aspects of the U.K. taxation of the acquisition, ownership and disposal of the Notes as of the date hereof and does not purport to be comprehensive. It relates only to the position of the persons who are the absolute beneficial owners of their Notes and may not apply to special situations, such as those of dealers in securities. This summary does not deal with the position of individuals who hold the Notes. Furthermore, the discussion below is based upon the provisions of the U.K. tax laws and Her Majesty’s Revenue and Customs published practice as of the date hereof, and such provisions may be repealed, revoked or modified (possibly with retrospective effect) so as to result in U.K. tax consequences different from those discussed below. The following is a general guide and does not purport to be a complete analysis or listing of all the potential U.K. tax consequences of acquiring, owning or disposing of the Notes. It should therefore be treated with appropriate caution. Persons considering the purchase, ownership or disposition of Notes should consult their tax advisers concerning U.K. tax consequences in the light of their particular situations as well as any consequences arising under the law of any other relevant tax jurisdiction. No representations with respect to the tax consequences to any particular holder of Notes are made hereby.

Withholding Tax on Interest on the Notes

The Notes are “quoted Eurobonds” provided they are and continue to be listed on a “recognized stock exchange” within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the Luxembourg Stock Exchange is currently so recognized). Accordingly, if the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without withholding or deduction for or on account of U.K. income tax.

In other cases, an amount on account of U.K. income tax at the lower rate (currently 20%) may be withheld from interest payments, subject to such relief as may be available under the provisions of any applicable double taxation treaty.

Withholding Tax on Payments by the Guarantors

If any of the guarantors makes any payments in respect of interest on the Notes (or other amounts due under such Notes other than the repayment of amounts subscribed for the Notes) such payments may be subject to U.K. withholding tax at the basic rate (currently 22%) subject to such relief as may be available under the provisions of any applicable double taxation treaty or to any other exemption which may apply. Such payments by the guarantors may not be eligible for the “quoted Eurobond” exemption described above.

Provision of Information

Noteholders should note that where any interest on Notes is paid to them (or to any person acting on their behalf) by the Issuer, or any person in the U.K. acting on behalf of the Issuer (a “paying agent”), or is received by any person in the U.K. acting on behalf of the relevant Noteholder (other than solely by clearing or arranging the clearing of a cheque) (a “collecting agent”), the Issuer, the paying agent or the collecting agent (as the case may be) may, in certain cases, be required to supply to Her Majesty’s Revenue and Customs details of the payment and certain details relating to the Noteholder (including the Noteholder’s name and address). These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of U.K. income tax and whether or not the Noteholder is resident in the U.K. for U.K. taxation purposes. Where the Noteholder is not so resident, the details provided to Her Majesty’s Revenue and Customs may, in certain cases, be passed by Her Majesty’s Revenue and Customs to the tax authorities of the jurisdiction in which the Noteholder is resident for taxation purposes. For the above purposes, “interest” should be taken, for practical purposes, as including payments made by a guarantor in respect of interest on the Notes. With effects from April 6, 2006, these provisions may also apply, in certain circumstances, to payments made on redemption of any Notes where the amount payable on redemption is greater than the issue price of the Notes.

Other Rules Relating to U.K. Withholding Tax on the Notes

Any discount element on any such Notes issued at an issue price of less than 100% of their principal amount will not be subject to any U.K. withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

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

Where the interest is paid without withholding or deduction, the interest will not be assessed to U.K. tax in the hands of holders of the Notes who are not resident for U.K. tax purposes in the U.K., except where such persons are carrying on a trade, profession or vocation in the U.K. through a branch, agency or permanent establishment in connection with which the interest is received or to which the Notes are attributable. In such a case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the U.K. branch, agency or permanent establishment.

Ownership and Disposal (including Redemption) of the Notes by U.K. Corporation Tax Payers

Holders which are companies within the charge of the UK corporation tax (by reason of being resident in the United Kingdom or carrying on a trade in the United Kingdom through permanent establishment to which the Notes are attributable) will normally be taxed on the profit and gains arising from the Notes whether income or capital in nature (including if appropriate, with respect to foreign exchange gains or losses) as income. The amount of such profits or gains should be calculated by reference to accounting-based concepts.  Relief may be available for certain charges and expenses incurred for the purposes of the loan relationship constituted by the Notes in accordance with such an applicable basis of accounting.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”) on the Notes

No U.K. stamp duty or SDRT is payable on the issue or transfer of the Notes. No U.K. stamp duty or SDRT is payable on any agreement for transfer of a Note provided that the Notes do not at any time carry (i) a right to interest the amount of which exceeds a reasonable commercial return on the nominal amount of the capital or (ii) a right on repayment to an amount which exceeds the nominal amount of the capital and is not reasonably comparable with what is generally repayable (in respect of a similar nominal amount of capital) under the terms of issue of certain specified listed loan capital.

United States Taxation

The following summary contains a description of the material U.S. federal income tax consequences of the ownership and disposition of the Notes at a price equal to their issue price (the first price at which a substantial part of the Notes are offered to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This summary is not a comprehensive description of all of the tax considerations for noteholders. In particular, this summary of U.S. federal income tax matters deals only with holders that hold the Notes as capital assets for U.S. federal income tax purposes (generally, assets held for investment) and does not address special tax situations, such as the U.S. federal income tax treatment of holders that are (i) subject to special tax rules (e.g., financial institutions, banks, securities or currency dealers, brokers, insurance companies, regulated investment companies, tax-exempt organizations, securities traders that elect mark-to-market tax accounting, certain U.S. expatriates and persons subject to alternative minimum tax), (ii) holding Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction or (iii) “U.S. Holders” (as defined below) with a currency other than the U.S. dollar as their functional currency.

This summary is based upon the Code, the Treasury regulations issued thereunder and official interpretations thereof, each as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. Current holders of the Notes should consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Notes, as well as the effect of any state or local tax laws or tax laws of any jurisdiction other than the United States.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States or of any state (including District of Columbia), (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject U.S. federal income taxation regardless of its source and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Holders that are partnership should consult their own tax advisers regarding the specific tax consequences to their partners of the ownership and disposition of the Notes.

Tax Treatment of the Notes

Classification of the Notes.  This summary is based upon the assumption that the Notes are characterized as indebtedness for U.S. federal income tax purposes. Current holders of the Notes should recognize, however, that there is some uncertainty regarding the appropriate characterization of instruments such as the Notes, and no rulings have been or will be sought from the IRS with respect to the appropriate characterization of the Notes for U.S. federal income tax purposes. It is possible that the IRS might contend that the Notes should be treated not as indebtedness but as equity in the Issuer. Any such recharacterization might result in material adverse consequences to U.S. Holders of the Notes, including possible application of the passive foreign investment company (“PFIC”), rules. In the event that Notes are recharacterized as equity, a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum ordinary income rates on gain realized on the disposition of a Note or on certain increased interest payments with respect to a Note. Current holders of the Notes should consult their own tax advisers about the consequences in the event that the Notes are treated as equity for U.S. federal income tax purposes.

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

As described above, each of the 2011 Notes will be treated as having been issued with OID in an amount equal to the excess of (a) the “stated redemption price at maturity” of the note over (b) its “issue price”. U.S. Holders should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. Under these rules, a U.S. Holder will have to include in income increasingly greater amounts of OID in successive accrual periods.

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

Sale and Redemption of Notes. A U.S. Holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of a Note in an amount equal to the difference between the U.S. dollar value of the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxable as ordinary interest income, as described above), and such U.S. Holder’s adjusted tax basis in the Note. For this purpose, an amount received in euro will be translated into U.S. dollars at the spot rate in effect on the date of disposition of the Notes. If the Notes are traded on an established securities market, a cash basis Holder (and, if it elects, an accrual basis Holder) will determine the U.S. dollar equivalent of the amount realized on the sale of a Note by translating that amount at the spot rate in effect on the settlement date. A U.S. Holder’s adjusted tax basis in a Note will generally equal the issue price of such Note (in the case of a euro Note, translated into U.S. dollars using the spot rate in effect on the date of a Holder’s purchase of a Note or unit or the settlement date, if the Notes are traded on an established securities market as discussed above) increased by the amount of any OID included in income (in the case of a euro Note, translated into U.S. dollars). Any gain or loss (other than foreign currency gain or loss in the case of a euro Note, described below) will be capital gain or loss and generally will be long-term capital gain or loss if the Note is held for more than one year. Under current law, net long-term capital gains of a noncorporate U.S. Holder are, under certain circumstances, taxed at lower U.S. federal income tax rates than are items of ordinary income. The deductibility of capital losses by a U.S. Holder, however, is subject to significant limitations.

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

Foreign Tax Credit

For U.S. foreign tax credit purposes, OID, stated interest, and any additional amounts or special interest with respect to a Note will be treated as foreign-source income while gain or loss realized on the sale, exchange, retirement or other disposition of a Note (including foreign currency gain or loss) generally will be treated as U.S.-source income or loss.

Subject to certain limitations, a US. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for United Kingdom income taxes withheld by the Issuer. For purposes of the foreign tax credit limitation, foreign source income until December 31, 2006, is classified in one of several “baskets,” and the credit for foreign taxes en income in any basket is limited to U.S. federal income tax allocable to that income. Interest en the Notes generally will constitute foreign source income in the “high withholding tax interest” basket if the Notes are subject to United Kingdom withholding tax at a rate of 5 per cent. or higher. If the Notes are not subject to such a withholding tax, interest generally will be in the “passive income” basket. Recently enacted legislation effective after December 31,2006, will limit the foreign tax credit limitation categories to “passive category income” and “general category income.” Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of any United Kingdom taxes.

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

Tax Return Disclosure and Investor List Requirements

Treasury regulations (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a “reportable transaction” to disclose certain information about the transaction on IRS Form 8886 and retain information relation to the transaction. Organizers and sellers of reportable transaction are required to maintain lists identifying the investors participating in the transactions and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, significant book-tax differences, a brief asset holding period, and whether the transaction is a listed transaction). In addition, the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Significant penalties are imposed for failure to comply with these disclosure requirements. Current holders of the Notes should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Issuer and other participants in the transaction intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as applicable with respect to this transaction.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments within the United States of stated interest, OID, special interest and additional amounts on the Notes, including payments made by the U. S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, redemption or other disposition of the Notes through a U. S. branch of a U. S. or foreign broker. A backup withholding tax may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number (generally on IRS Form W-9) or, in the case of payments of stated interest, OID, special interest or additional amounts, fails to certify that he is not subject to such withholding or fails to report interest and dividend income in full. Payments of principal or proceeds from the disposition of Notes by or through a foreign office of a U.S. or foreign broker with certain relationships with the United States generally will be subject to information reporting but not backup withholding. Non-U.S. Holders generally will not be subject to information reporting or backup withholding. However, these Holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN) in connection with payments received in the United States or through certain U.S.-related financial intermediaries. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner will be allowed as a refund or credit against such beneficial owner’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

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

Item 11. Quantitative and Qualitative Disclosure about Market Risk

We rely entirely on payments by the ONO Group under the multi-borrower credit facilities and the notes proceeds loans to provide the funds necessary for us to pay principal and interest on the Notes. Our market risk exposure (including exposure relating to currency exchange risks and interest rate risks) therefore corresponds to the market risk exposure of the ONO Group. For a discussion of the market risks that affect the ONO Group, please see Item 11 “Quantitative and Qualitative Disclosure about Market Risk” of the Cableuropa Annual Report on Form 20-F, as filed with the SEC on April 27, 2005.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. Our board of directors performed an evaluation of our disclosure controls and procedures as of December 31, 2004. Based on that evaluation, they concluded that our disclosure controls and procedures were effective as of December 31, 2004, to achieve their intended objectives. There have not been any changes in our internal control over financial reporting during fiscal year 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

4.3

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated June 30, 2000, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.3 of registrant’s annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

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

4.10

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.10 of registrant’s annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

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

4.12

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated May 6, 1999, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.12 of registrant’s annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

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

4.20

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Dollar Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.20 of registrant’s annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

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

4.22

Novation Agreement, dated February 13, 2003, to Modify, without Termination, a Euro Multi-Borrower Credit Facility dated February 9, 2001, between Cableuropa S.A.U., Valencia de Cable, S.A., Mediterránea Sur Sistemas de Cable, S.A., Mediterránea Norte Sistemas de Cable, S.A., Región de Murcia de Cable, S.A., Univertel Comunicaçôes Universais, S.A., Hydra Servicios de Atención al Cliente, S.A., as Borrowers and ONO Finance PLC, as lender (incorporated by reference to exhibit 4.22 of registrant’s annual report submitted May 29, 2003 on Form 20-F (File No. 333-10976)).

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

12.1	Certification of the principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
12.2	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act 2002.
13.1	Certification by the principal financial officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
13.2	Certification by the principal executive officer of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ONO FINANCE PLC
(Registrant)
	By:	/s/ Adrian Walton Gower

Adrian Walton Gower
Director
Date: June 30, 2005

ONO FINANCE PLC

CONTENTS

Directors’ report
Report of Independent Registered Public Accounting Firm
Profit and loss account and statement of total recognised gains and losses
Balance sheet
Notes to the accounts

ONO FINANCE PLC

DIRECTORS’ REPORT

FOR THE YEAR ENDED 31 DECEMBER 2004

The directors present their report on the affairs of ONO Finance PLC (“the Company”), together with the accounts and auditors’ report for the year ended 31 December 2004.

Principal activity

The principal activity of the company is that of a finance company. ONO Finance PLC’s business is the issuance of debt and the provision of debt finance to Cableuropa S.A.U. and its subsidiary companies (“the Cableuropa Group”). The Cableuropa Group is one of the leading broadband telecommunications business in Spain.

Review of the business

At the start of the year the Company’s principal liability was under various loan notes (the “Notes”) and its principal asset various loans (the “Loans”) made to the Cableuropa Group.

During May and June 2004 ONO Finance plc purchased certain of the 2009 and 2011 Notes. In addition, on 17 May 2004 ONO Finance plc successfully closed a new bond issue. This new bond issue, which has a maturity of ten years, was sized at Euro 280 million, split between Euro 100 million of floating rate notes, priced at three month EURIBOR plus a margin of 8.5%, and Euro 180 million of fixed rate notes, priced at 10.5%. These were then further on-lent to Cableuropa Group at a margin of 0.01%.

Results and dividend

The results for the period are shown on page F-5 and arise from continuing operations. The directors recommend no dividend for 2004 (2003: nil, 2002: £1.50 per share).

Directors

The directors, who held office during the period, had no interest in the shares of the company at any time.

The directors who served during the period were as follows

Mr. B D Needham (resigned on 15 July 2004)

Mr. P M Hills (deceased 12 December 2004)

Capita Trust Company Limited (appointed 15 July 2004)

Mr Adrian Gower (appointed 12 December 2004)

The directors receive no emoluments from the company or the group.

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

This report was approved and signed on behalf of the Board on 23 June 2005.

Director

Clifford Chance Secretaries

10 Upper Bank Street

London

E14 5JJ

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ONO Finance PLC.

We have audited the accompanying balance sheet of ONO Finance PLC as of December 31, 2004 and 2003, and the related profit and loss account and the statement of recognised gains and losses for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONO Finance Plc at December 31, 2004 and 2003, and the results of its operations for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 13 to the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors

London

30 June 2005

ONO FINANCE PLC

PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31 DECEMBER 2004

	Notes	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
		£	US$ (Note 1)	£	£
Interest receivable and similar income	2	58,212,304	111,534,775	35,432,928	88,695,480
Foreign exchange gains/(losses), net		(309)	(592)	1,300	9,941
Interest payable and similar charges	3	(58,184,051)	(111,480,642)	(35,410,071)	(88,629,172)
Profit on ordinary activities before taxation		27,944	53,541	24,157	76,249
Tax on profit on ordinary activities	4	(5,000)	(9,580)	(4,240)	(9,335)
Profit on ordinary activities after taxation		22,944	43,961	19,917	66,914
Dividend	5	—	—	—	(74,997)
Retained profit/(loss) for the period	10	22,944	43,961	19,917	(8,083)

The results for the period arise entirely from continuing operations.

The accompanying notes are an integral part of these accounts.

STATEMENT OF RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31 DECEMBER 2004

	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$ (Note 1)	£	£
Profit for the financial period	22,944	43,961	19,917	66,914
Revaluation of equity value certificates due from Cableuropa Group due to exchange rate difference	6,327	11,289	1,383,148	(30,535,128)
Revaluation of equity value certificates due to bondholders due to exchange rate difference	(6,327)	(11,289)	(1,383,148)	30,535,128
	22,944	43,961	19,917	66,914

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC

BALANCE SHEET AS AT 31 DECEMBER 2004

	Notes	31 December 2004	31 December 2004	31 December 2003	31 December 2002
		£	US$ (Note 1)	£	£
Debtors: receivable after more than one year		320,517,571	614,111,666	282,912,545	572,209,595
Debtors: receivable within one year		14,704,154	28,173,159	32,170,463	59,931,601
Total debtors	6	335,221,725	642,284,825	315,083,008	632,141,196
Cash at bank and in hand		61,820	118,448	43,552	85,745
Current assets		335,283,545	642,403,273	315,126,560	632,226,941
Creditors: amounts falling due within one year	7	(10,211,620)	(19,565,464)	(15,419,513)	(28,978,215)
Total assets less current liabilities		325,071,925	622,837,809	299,707,047	603,248,726
Creditors: amounts falling due after more than one year	8	(325,008,171)	(622,715,656)	(299,666,237)	(603,227,833)
Net assets		63,754	122,153	40,810	20,893
Capital and Reserves
Called up share capital	9	12,502	23,954	12,502	12,502
Profit and loss account	10	51,252	98,199	28,308	8,391
Equity shareholders’ funds	10	63,754	122,153	40,810	20,893

The accounts on pages F-5 to F-16 were approved by the Board on 23 June 2005.

Director:

Andrew Walton Gower

The accompanying notes are an integral part of these accounts.

ONO FINANCE PLC

NOTES TO THE ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2004

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

Cash flow statement

The company has taken advantage of the exemption in Financial Reporting Standard No 1 “Cash Flow Statements (revised 1996)” from producing a cash flow statement on the grounds that it is a subsidiary undertaking where more than 90 per cent of the voting rights are controlled within a group and consolidated accounts for that group are publicly available.

Convenience translation

The financial statements are stated in United Kingdom pounds. The conversions of United Kingdom pound amounts into United States Dollars are included solely for the convenience of readers, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of 31 December 2004, which was US$1.9160 to £1.

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

4.  Taxation

The tax charge comprises:

	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$	£	£
Current tax:
UK corporation tax	5,309	10,172	4,831	15,250
Adjustment in respect to prior years	(309)	(592)	(591)	(5,915)
	5,000	9,580	4,240	9,335

No temporary timing differences have arisen on the transactions of the company which would lead to a deferred tax charge/(credit) in the profit and loss account.

The difference between the total current tax charge shown above and the amount calculated by applying the standard rate of UK Corporation tax to the profit before tax is as follows:

	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$	£	£
Profit on ordinary activities before taxation	27,944	53,541	24,157	76,249
Tax on profit on ordinary activities at standard UK corporation tax rate of 19% (2003: 20%; 2002: 20%)	5,309	10,172	4,831	15,250
Effects of:
Adjustment in respect to prior years	(309)	(592)	(591)	(5,915)
Current tax charge for the year	5,000	9,580	4,240	9,335

5.  Dividends

	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$	£	£
Proposed	—	—	—	75,000
Adjustment in respect of prior year	—	—	—	(3)
	—	—	—	74,997

The adjustment in respect of the prior year in 2002 relates to the waiver of the 2001 dividend by Cableuropa S.A.U.

6.  Debtors

	31 December 2004	31 December 2004	31 December 2003	31 December 2002
	£	US$	£	£
Receivable after more than one year
Loans to the Cableuropa Group	302,564,870	579,714,290	264,966,171	555,646,369
Amounts due from Cableuropa in respect of the equity value certificates	17,952,701	34,397,376	17,946,374	16,563,226
	320,517,571	614,111,666	282,912,545	572,209,595
Receivable within one year:
Indebtedness with holding company	—	—	—	7,059
Indebtedness with the Cableuropa Group	14,704,154	28,173,159	32,170,463	59,924,542
	335,221,725	642,284,825	315,083,008	632,141,196

The loans to the Cableuropa Group reflect the on-lending of the gross loans that are included in creditors (see note 8) and are repayable on the same terms. These are denominated in the same currencies. The fixed rate loans bear interest at 14.01%, 16.252% and 10.51% per annum. The floating rate loans bear interest at a margin of 0.01% above that of the bonds as described in note 8.

7.  Creditors: amounts falling due within one year

	31 December 2004	31 December 2004	31 December 2003	31 December 2002
	£	US$	£	£
UK taxation	5,597	10,725	4,245	15,250
Proposed dividend	—	—	—	75,000
Indebtedness with holding company	—	—	8,188	—
Accruals and deferred income	10,206,023	19,554,739	15,407,080	28,887,965
	10,211,620	19,565,464	15,419,513	28,978,215

The accruals and deferred income represents the interest payable on the Notes and the short-term portion of the amortisation for the maintenance fee in respect to the Notes due 2009 and 2011.

8.  Creditors: amounts falling due after more than one year

	31 December 2004	31 December 2004	31 December 2003	31 December 2002
	£	US$	£	£
Notes:
13% US$275m Notes due 2009	—	—	50,076,645	165,390,534
13% Euro 125m Notes due 2009	—	—	31,335,259	78,838,661
14% Euro 200m Notes due 2010	78,845,038	151,067,092	78,576,834	127,172,669
14% US$200m Notes due 2011	27,369,320	52,439,617	41,039,530	107,162,587
14% Euro 150m Notes due 2011	5,085,886	9,744,558	69,547,803	84,286,053
10.5% Euro 180m Notes due 2014	124,419,044	238,386,889	—	—
Floating Euro 100m Notes due 2014	68,787,320	131,796,505	—	—
Equity value certificates relating to the Notes due 2009 and 2011	17,952,701	34,397,376	17,946,374	16,563,226
Accruals and deferred income	2,548,862	4,883,619	11,143,792	23,814,103
	325,008,171	622,715,656	299,666,237	603,227,833

All Notes are repayable after more than 5 years.

The 13% Notes 2009 would have matured on 1 May 2009. However, the company could redeem some or all of the Notes at any time on or after 1 May 2004. The Company purchased all of these Notes during 2004, thereby reducing the liability to nil.

The 14% Notes 2010 will mature on 15 July 2010. However, the company may redeem some or all of the Notes on or after 15 July 2005.

The 14% Notes 2011 will mature on 15 February 2011. However, the company may redeem some or all of the Notes at any time on or after 15 February 2006. The company purchased some of the notes during the year.

The 10.5% Notes 2014 will mature on 15 May 2014. However the company may redeem some or all of the Notes at any time after May 15 2009.

The Floating Notes 2014 will mature on 15 May 2014. However the company may redeem some or all of the Notes at any time after May 15 2006.

13% US$275m Notes 275,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 6 May 1999 at a discounted price of US$984.59/unit. Expenses of US$8,937,500 were incurred. Both the expenses and discount were netted from the gross amount of the loan and were being amortised over the period of the loan. The unamortised amount related to the discount and expenses at the balance sheet date of the units was US$ nil (2003:US$ 2,360,652, 2002: US$ 8,366,388).  182,902 Notes were then redeemed on 13 February 2003. The remainder of the Notes were purchased by the company during 2004 reducing the liability to nil.  The Equity value certificates are still in issue and entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.’s total shares under certain circumstances.

13% Euro125m Notes 125,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 6 May 1999 at a discounted price of Euro 984.59/unit. Expenses of Euro 4,062,500 were incurred. Both the expenses and the discount were netted from the gross amount of the loan and were being amortised over the period of the loan. The unamortised amount related to the discount and expenses at the balance sheet date of the units was Euro nil (2003 Euro 1,169,535, 2002 Euro 3,802,904). 79,372 Notes were then redeemed on 13 February 2003. The remainder of the Notes were purchased by the company during 2004 reducing the liability to nil.  The Equity value certificates are still in issue and entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.’s total shares under certain circumstances.

14% Euro200m Notes 200,000 units of Euro 1,000 principal amount were issued on 30 June 2000 at a discounted price of Euro 970/unit. The expenses of this issue have been borne by Cableuropa S.A.U. The discount has been netted from the gross amount of the loan and is being amortised over the period of the loan. 86,298 Notes were then redeemed on 13 February 2003. The unamortised amount related to the expenses at the balance sheet date of the units was Euro 1,876,083 (2003 Euro 2,217,189, 2002 Euro 4,500,000).

14% US$200m Notes 200,000 units of $1,000 principal amount of dollar Notes and one dollar Equity value certificate were issued on 9 February 2001 at a discounted price of US$862.04/unit. Expenses of US$6,000,000 were incurred. Both the expenses and discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount related to the expenses at the balance sheet date of the units was US$ 6,045,211 (2003 US$ 9,971,161, 2002 US$ 27,238,314). 116,486 Notes were then redeemed on 13 February 2003. A further 24,594 Notes were purchased by the company during 2004 leaving 58,920 still in issue at 31 December 2004. The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.’s total shares under certain circumstances.

14% Euro150m Notes 150,000 units of Euro1,000 principal amount of Euro Notes and one Euro Equity value certificate were issued on 9 February 2001 at a discounted price of Euro 862.04/unit. Expenses of Euro 4,500,000 were incurred. Both the expenses and the discount have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortised amount related to the discount and expenses at the balance sheet date of the units was Euro 824,687 (2003 Euro 13,378,577, 2002 Euro 20,428,736).37,947 Notes were then redeemed on 13 February 2003. A further 104,015 Notes were purchased by the company during 2004 leaving 8,038 still in issue at 31 December 2004. The Equity value certificates entitle their holders to receive cash in an amount equal to the market value of a number of shares of Cableuropa S.A.U. This number of shares can be diluted in relation to the percentage of Cableuropa, S.A.U.’s total shares under certain circumstances.

10.5% Euro180m Notes 180,000 units of Euro1,000 principal amount of Euro Notes were issued on 17 May 2004. Expenses of Euro 3,770,000 were incurred. The expenses have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortized amount related to the expenses at the balance sheet date was Euro 3,536,469.

Floating Euro100m Notes 100,000 units of Euro1,000 principal amount of Euro Notes were issued on 17 May 2004. Expenses of Euro 2,600,000 were incurred. The expenses have been netted from the gross amount of the loan and are being amortised over the period of the loan. The unamortized amount related to the expenses at the balance sheet date was Euro 2,438,944. The interest is charged at EURIBOR plus 8.5%.

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

The issued share capital is paid up as follows:—

	31 December 2004	31 December 2004	31 December 2003	31 December 2002
	£	US$	£	£
2 fully paid shares of £1 each, issued at par on incorporation.	2	4	2	2
49,998 paid up to one-quarter shares of £1 each, issued at par on 4 February 1999.	12,500	23,950	12,500	12,500
	12,502	23,954	12,502	12,502

10.  Reconciliation of movements in equity shareholders’ funds

	Share capital 2003	Profit and loss account 2003	Total 2004	Total 2003	Total 2002
	£	£	£	£	£
Opening equity shareholders’ funds	12,502	28,308	40,810	20,893	28,976
Retained profit/(loss) for the financial period	—	22,944	22,944	19,917	(8,083)
Closing equity shareholders’ funds	12,502	51,252	63,754	40,810	20,893

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

13.  US GAAP

ONO Finance Plc’s financial statements are prepared in accordance with UK GAAP, which differ in certain respects from the accounting principles generally accepted in the United States (US GAAP). The principal differences between UK GAAP and US GAAP are presented and described below, together with explanations of the adjustments that affect net income and total shareholders’ equity as of 31 December 2004 and for the periods indicated.

Reconciliation of shareholders’ equity and net (loss)/profit

Reconciliation of shareholders equity	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$	£	£
Shareholders’ equity in accordance with UK GAAP	63,754	122,153	40,810	20,893
Proposed dividend and waiver of prior year dividend	—	—	—	74,997
Shareholders equity in accordance with US GAAP	63,754	122,153	40,810	95,890

Reconciliation of net (loss)/profit	Year ended 31 December 2004	Year ended 31 December 2004	Year ended 31 December 2003	Year ended 31 December 2002
	£	US$	£	£
Retained profit/(loss) for the period in accordance with UK GAAP	22,944	43,961	19,917	(8,083)
Proposed dividend and waiver of prior year dividend	—	—	—	74,997
Net profit in accordance with US GAAP	22,944	43,961	19,917	66,914

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

Debt issuance costs

Under UK GAAP, debt issuance costs of £5,703,160 (2003 £6,652,367) are netted against the carrying value of the related debt. Under US GAAP, these costs are reclassified as a long-term asset and amortised over the period of the debt. This difference in classification gives rise to no differences in reported shareholders equity and net income.

The company has considered the impact of new accounting standards in the UK and the US and does not expect them to have a material impact on the company’s financial statements.

Financial instruments

31 December 2004	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	—	—	—
13% Euro Notes 2009	—	—	—
14% Euro Notes 2010	80,167,807	78,845,038	89,186,685
14% US$ Notes 2011	30,498 473	27,369,320	48,604,950
14% Euro Notes 2011	5,667,348	5,085,886	6,517,450
10.5% Euro Notes 2014	126,912,501	124,419,044	145,568,639
Floating Euro Notes 2014	70,506,945	68,787,320	76,147,500
	313,753,074	304,506,608	366,025,224

31 December 2004	Notional amount	Carrying amount	Fair value
	US$	US$	US$
13% US$ Notes 2009	—	—	—
13% Euro Notes 2009	—	—	—
14% Euro Notes 2010	154,876,185	151,067,092	170,881,688
14% US$ Notes 2011	58,920,000	52,439,617	93,127,084
14% Euro Notes 2011	10,948,750	9,744,558	12,487,435
10.5% Euro Notes 2014	245,182,260	238,386,889	278,909,511
Floating Euro Notes 2014	136,212,367	131,796,505	145,898,611
	606,139,562	583,434,661	701,304,329

31 December 2003	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	51,393,973	50,076,645	53,449,732
13% Euro Notes 2009	32,159,571	31,335,259	32,963,561
14% Euro Notes 2010	80,139,555	78,576,834	82,944,439
14% US$ Notes 2011	46,603,795	41,039,530	48,992,239
14% Euro Notes 2011	78,977,305	69,547,803	81,741,510
10.5% Euro Notes 2014	—	—	—
Floating Euro Notes 2014	—	—	—
	289,274,199	270,576,071	300,091,481

31 December 2002	Notional amount	Carrying amount	Fair value
	£	£	£
13% US$ Notes 2009	170,580,133	165,390,534	55,438,543
13% Euro Notes 2009	81,312,448	78,838,661	26,426,546
14% Euro Notes 2010	130,099,917	127,172,669	42,282,473
14% US$ Notes 2011	124,058,279	107,162,587	40,318,940
14% Euro Notes 2011	97,574,938	84,286,053	31,711,855
10.5% Euro Notes 2014	—	—	—
Floating Euro Notes 2014	—	—	—
	603,625,715	562,850,504	196,178,357

The company could be exposed to credit related losses due to the debt financing in place. The fair value is based on the quoted market value of the Notes at 31 December 2004, 2003 and 2002.

Cash flow statement

	Year ended 31 December	Year ended 31 December	Year ended 31 December	Year ended 31 December
	2004	2004	2003	2002
	£	US$	£	£
Cash flows from operating activities:
Net income	22,944	43,961	19,917	66,914
Adjustments to reconcile net income to net cash
Operating activities:
Taxation	5,000	9,580	4,240	9,335
Foreign exchange transaction (gain)/loss	—	—	—	(13,000)
Amortisation of debt issuance costs and debt discount	1,839,851	3,525,154	3,061,720	5,320,321
Accretion of discount on Notes receivable	(1,839,851)	(3,525,154)	(3,061,720)	(5,320,321)
Non cash interest payable	—	—	—	17,607,776
Non cash interest receivable	—	—	—	(17,607,776)
Interest received from prior years	—	—	—	79,664
(Increase)/decrease in debtors	(9,676)	(18,539)	8,650	(6,034)
(Decrease) in creditors			—	—
Total adjustments from operating activities	18,268	35,002	12,890	69,965
Financing activities:
Dividend paid	—	—	(75,000)	(74,997)
Net cash flows	18,268	35,002	(42,193)	61,882
Cash and cash equivalents, at beginning of period	43,552	83,446	85,745	23,863
Cash and cash equivalent, at end of period	61,820	118,448	43,552	85,745

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

Income taxes

Provision for taxation has been made at the rate of 19%.

There are no temporary differences giving rise to deferred taxes in accordance with US generally accepted accounting principles.

14.  Significant event

ONO Finance plc announced a tender offer (the “Tender Offer”) on April 16, 2004.  During May and June 2004 ONO Finance plc then purchased certain of the 2009 and 2011 Notes. In addition, on 17 May 2004 ONO Finance plc successfully closed a new bond issue. This new bond issue, which has a maturity of ten years, was sized at Euro 280 million, split between Euro 100 million of floating rate notes, priced at three month EURIBOR plus a margin of 8.5%, and Euro 180 million of fixed rate notes, priced at 10.5%. These were then further on-lent to Cableuropa Group at a margin of 0.01%.

The Notes outstanding and those loans to the Cableuropa Group immediately after these transactions are as follows:

	Thousand of Euro or US$(as applicable)
	Outstanding Bonds		Outstanding Loans to the Cableuropa Group
	Face	Interest Rate	Total loan @ maturity	Interest Rate

Euro Notes due 2009	—	—	—	—
US$ Notes due 2009	—	—	—	—
Euro Notes due 2010	113,702	14.00	113,702	14.010
Euro Notes due 2011	8,038	14.00	8,038	16.252
US$ Notes due 2011	58,920	14.00	58,920	16.252
Euro Fixed Notes due 2014	180,000	10.50	180,000	10.510
Euro Floating Notes due 2014	100,000	Euribor + 8.5%	100,000	Euribor + 8.51%

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

Fair values

The fair value of the financial liabilities at 31 December 2004 is detailed in note 13.

Interest rate risk

The company is not exposed to interest rate risk as all interest rates on financial instruments are fixed as detailed in notes 6 and 8 and finance raised by the issue of the financial instruments are subsequently on lent at similar fixed rates of interest.